

Arbor Realty Trust, Inc.

Annual Report
2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-32136

Arbor Realty Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**20-0057959**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
333 Earle Ovington Boulevard, Suite 900, Uniondale, NY	**11553**
(Address of principal executive offices)	*(Zip Code)*

(Registrant's telephone number, including area code): **(516) 506-4200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbols	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ABR	New York Stock Exchange
Preferred Stock, 6.375% Series D Cumulative Redeemable, par value $0.01 per share	ABR-PD	New York Stock Exchange
Preferred Stock, 6.25% Series E Cumulative Redeemable, par value $0.01 per share	ABR-PE	New York Stock Exchange
Preferred Stock, 6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable, par value $0.01 per share	ABR-PF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, all of which is voting, held by non-affiliates of the registrant as of June 30, 2025 (computed based on the closing price on such date as reported on the NYSE) was $1.98 billion. As of February 20, 2026, the registrant had 193,115,316 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement"), to be filed on or before April 30, 2026, are incorporated by reference into Part III of this report.

INDEX

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. We use words such as "anticipate," "expect," "believe," "intend," "should," "could," "will," "may" and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors that could have a material adverse effect on our results of operations, financial condition and future prospects include, but are not limited to, changes in economic, macroeconomic and geopolitical conditions generally, and the real estate market specifically; adverse changes in our status with government-sponsored enterprises affecting our ability to originate loans through such programs; changes in interest rates; the quality and size of the investment pipeline and the rate at which we can invest our cash; impairments in the value of the collateral underlying our loans and investments; inflation; changes in federal and state laws and regulations, including changes in tax laws; the availability and cost of capital for future investments; and competition. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The factors noted above could cause our actual results to differ significantly from those contained in any forward-looking statement.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

PART I

Item 1. Business

In this Annual Report on Form 10-K we refer to Arbor Realty Trust, Inc. and subsidiaries as "Arbor," "we," "us," "our," or the "Company" unless we specifically state otherwise, or the context indicates otherwise.

Overview

Arbor is a Maryland corporation formed in 2003. We are a nationwide real estate investment trust ("REIT") and direct lender, providing loan origination and servicing for commercial real estate assets. We operate through two business segments: our Structured Loan Origination and Investment Business, or "Structured Business," and our Agency Loan Origination and Servicing Business, or "Agency Business."

Through our Structured Business, we invest in a diversified portfolio of structured finance assets in the multifamily, single-family rental ("SFR") and commercial real estate markets, primarily consisting of bridge loans, in addition to mezzanine loans, junior participating interests in first mortgages and preferred equity. We also invest in real estate-related joint ventures and may directly acquire real property and invest in real estate-related notes and certain mortgage-related securities.

Through our Agency Business, we originate, sell and service a range of multifamily finance products through the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac," and together with Fannie Mae, the government-sponsored enterprises, or "GSEs"), the Government National Mortgage Association ("Ginnie Mae"), Federal Housing Authority ("FHA") and the U.S. Department of Housing and Urban Development (together with Ginnie Mae and FHA, "HUD"). We retain the servicing rights and asset management responsibilities on substantially all loans we originate and sell under the GSE and HUD programs. We are an approved Fannie Mae Delegated Underwriting and Servicing ("DUS") lender nationally, a Freddie Mac Optigo® Conventional Loan and Small Balance Loan ("SBL") lender, seller/servicer, nationally and a HUD MAP and LEAN senior housing/ healthcare lender nationally. We also originate and retain the servicing rights on permanent financing loans that are generally underwritten using the guidelines of our existing agency loans sold to the GSEs, which we refer to as "Private Label" loans, and originate and sell finance products through conduit/commercial mortgage-backed securities ("CMBS") programs. We either sell the Private Label loans instantaneously or pool and securitize them and sell certificates in the securitizations to third-party investors, while retaining the highest risk bottom tranche certificate of the securitization ("APL certificates").

Substantially all of our operations are conducted through our operating partnership, Arbor Realty Limited Partnership ("ARLP"), for which we serve as the indirect general partner, and ARLP's subsidiaries. We are organized to qualify as a REIT for U.S. federal income tax purposes. A REIT is generally not subject to federal income tax on its REIT-taxable income that is distributed to its stockholders; provided that at least 90% of its taxable income is distributed and provided that certain other requirements are met. Certain of our assets that produce non-qualifying REIT income, primarily within the Agency Business, are operated through taxable REIT subsidiaries ("TRS"), which are part of our TRS consolidated group (the "TRS Consolidated Group") and are subject to U.S. federal, state and local income taxes. In general, our TRS entities may hold assets that the REIT cannot hold directly and may engage in real estate or non-real estate-related business.

Business Objectives and Strategy

We have an annuity-based business model that generates diversified income streams, which allows us to maximize the total return to our stockholders. In our Structured Business, our primary objective is maximizing the interest margin on our loans (yield on investments less cost to finance investments) and growing our loan portfolio, which also provides a pipeline to growth in our GSE/Agency servicing portfolio. In our Agency Business, our primary objective is growing the fees generated from our origination platform and the stable earnings associated with our servicing portfolio.

One of our core business strategies is to generate additional agency lending opportunities by refinancing our multifamily balance sheet bridge loan portfolio when it is practical and appropriate to do so. We execute this strategy by underwriting the multifamily bridge loans we originate to a potential future agency financing. We then continue to work with our borrowers on this execution through the life cycle of the multifamily bridge loan. When effective, this strategy allows us to recapture refinancing opportunities, deleverage our balance sheet, and generate additional income streams through our capital-light Agency Business.

Our primary objectives are to generate cash available for distribution and facilitate capital appreciation, which we believe can be achieved through the following investment strategies:

Investment Strategy

The financing of multifamily, SFR and other diverse commercial real estate offers opportunities that demand customized financing solutions. We believe that providing both structured products and GSE/Agency loans through direct originations and in-house underwriting capabilities throughout our national network of sales offices and lending solutions through various GSE and HUD programs provides us with a competitive advantage, since this allows us to meet the multiple needs of borrowers through fully integrated, comprehensive product offerings. We employ the following investment strategies:

Provide Customized Financing. We provide a suite of comprehensive customized financing solutions to meet the various needs of borrowers. We target borrowers whose options may be limited by conventional bank financing, have demonstrated a history of enhancing the value of the properties they operate and who may benefit from the customized financing solutions we offer.

Execute Transactions Rapidly. We act quickly and decisively on proposals, provide commitments and close transactions within a few weeks and sometimes days, if required. We believe that our rapid execution attracts opportunities from both borrowers and other lenders that would not otherwise be available and that our ability to structure flexible terms and close loans quickly gives us a competitive advantage.

Manage Credit Quality. A critical component of our strategy is our ability to manage the real estate risks associated with our investment portfolio. We actively manage the credit quality of our portfolio by using the expertise of our asset management group, which has a proven track record of structuring and repositioning investments to improve credit quality and yield.

Use Our Relationships with Existing Borrowers. We have solid relationships with a large nationwide borrower base and maintain a strong reputation in the commercial real estate finance industry. Through the expertise of our originators, we offer a wide range of customized financing solutions and benefit from our existing customer base by using existing business to create potential refinancing opportunities.

Long-Established Relationships with GSEs. Our Agency Business benefits from our long-established relationships with Fannie Mae, Freddie Mac and HUD enabling us to offer a broad range of loan products and services which maximizes our ability to meet borrowers' needs.

Leverage the Experience of Executive Officers and Employees. Our executive officers and employees have extensive experience originating and managing structured commercial real estate investments. Our senior management team has, on average, over 30 years of experience in the financial services industry.

Our Primary Targeted Investments

We pursue short-term and long-term lending and investment opportunities and primarily target transactions where we believe we have competitive advantages, particularly our lower cost structure and in-house underwriting capabilities. Our primary focus is first mortgage lending in the highly attractive and stable multifamily real estate sector.

Through our Structured Business, we focus primarily on the following investment types:

Bridge Financing. We offer bridge financing products to borrowers who are typically seeking short-term capital to use in an acquisition of property. The borrower has usually identified an undervalued asset that has been under managed and/or is in a recovering market. From the borrower's perspective, shorter term bridge financing is advantageous because it allows for time to improve the property value without encumbering it with restrictive, long-term debt that may not reflect optimal leverage for a non-stabilized property.

Our bridge loans are predominantly secured by first mortgage liens on the properties. Additional yield enhancements may include origination fees, deferred interest, yield look-backs, and participating interests, which are equity interests in the borrower that share in a percentage of the underlying cash flows of the property. Borrowers typically use the proceeds of a conventional mortgage, such as our GSE/Agency loans, to repay a bridge loan.

SFR Portfolio Financing. We offer various financing products to borrowers who are looking to develop, acquire or refinance conventional, workforce and affordable single-family rental housing. These borrowers are usually looking to purchase properties to hold for the long-term with permanent financing or acquire investments to develop with bridge, build-to-rent or line of credit financing options.

Construction Financing. We offer construction lending through our Arbor Private Construction program, offering multifamily investors short-term floating-rate financing for new and construction-ready multifamily projects for experienced sponsors and projects located in major metropolitan areas. We serve as a financing partner throughout the construction and ownership life cycle of loans which are underwritten to an Agency-qualifying loan exit, which facilitates a smooth transition to permanent financing through our GSE and

HUD lending platform. Our construction lending also complements our SFR lending program by expanding our ability to support borrowers across both multifamily and single-family rental housing strategies.

Mezzanine Financing. We offer mezzanine financing in the form of loans that are subordinate to a conventional first mortgage loan (including certain GSE/Agency loans) and senior to the borrower's equity in a transaction. Mezzanine financing may take the form of loans secured by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans secured by second mortgage liens on the property. We may also require additional security such as personal guarantees, letters of credit and/or additional collateral unrelated to the property. Similar to our bridge loans, the yield on these investments may be enhanced by prepaid and deferred interest payments, yield look-backs and participating interests. We hold a majority of our mezzanine loans through subsidiaries of our operating partnership that are pass-through entities for tax purposes.

Preferred Equity Investments. We provide financing by making preferred equity investments in entities that directly or indirectly own real property that are subordinate to a first mortgage loan (including certain GSE/Agency loans). In cases where the terms of a first mortgage prohibit additional liens on the ownership entity, such as in mezzanine financing, investments structured as preferred equity in the entity owning the property serve as viable financing substitutes. With preferred equity investments, we typically become a member in the ownership entity. Similar to our bridge loans, the yield on these investments may be enhanced by prepaid and deferred interest payments, yield look-backs and participating interests.

Structured Transactions. We also periodically invest in structured transactions, which are primarily comprised of joint ventures formed to acquire, develop and/or sell real estate-related assets. These joint ventures are generally not majority owned or controlled by us and are primarily accounted for under the equity method of accounting.

Through our Agency Business, we focus primarily on the following investment types:

GSE and HUD Agency Lending. We are one of 25 approved lenders that participate in Fannie Mae's DUS program and one of 22 lenders approved as a Freddie Mac Optigo® Conventional Loan lender for multifamily, manufactured, and student housing properties, one of 10 participants in the Freddie Mac Optigo® SBL program and an approved HUD MAP and LEAN lender providing construction permanent loans to developers and owners of multifamily housing, affordable housing, seniors housing and healthcare facilities. We underwrite, originate, sell and service multifamily mortgage loans across the U.S. through the GSE and HUD programs and also originate and sell loans through the conduit markets. Our focus is primarily on small balance loans.

Private Label. We underwrite, originate and service 5 to 10 year fixed rate permanent financing loans underwritten using similar guidelines of our existing agency loans sold to the GSEs. We either sell the Private Label loans instantaneously or pool and securitize them and sell certain certificates in the securitizations to third-party investors, while retaining the APL certificates.

SFR-Fixed Rate. We underwrite, originate and service long-term permanent fixed rate loans on SFR properties. The loans are subsequently sold to third-party investors while retaining mortgage servicing.

We retain the servicing rights and asset management responsibilities on substantially all Agency Business loans.

Other Investment Opportunities

Real Property. We have, and may in the future, obtain real estate by foreclosure, through partial or full settlement of mortgage debt related to our loans. We may identify such assets and initiate an asset-specific plan to maximize the value of the investment, which may include appointing a third-party property manager, renovating the property, leasing or increasing occupancy, or selling the asset. As such, these transactions may require the use of additional capital prior to completion of the specific plan.

Debt Securities. We have, and may in the future, invest in bond securities, such as those issued by Freddie Mac SBL securitizations from loans originated under the Freddie Mac SBL program and APL certificates. These securities are generally carried at cost and are often purchased at a discount to their face value, which is accreted into interest income, if deemed collectable, over the expected remaining life of the related security as a yield adjustment.

Structured Business Portfolio Overview

Loan and investment portfolio product type and asset class information at December 31, 2025 is as follows ($ in thousands):

Type	Asset Class	Number	Unpaid Principal	Wtd. Avg. Pay Rate (1)	Wtd. Avg. Remaining Months to Maturity (2)
Bridge Loans	Multifamily	224	$ 8,143,114	5.83 %	12.9
	Single-Family Rental	298	3,184,910	7.88 %	12.8
	Office	1	33,410	1.01 %	30.0
	Retail	1	10,324	9.32 %	5.1
		524	11,371,758	6.39 %	12.9
Mezzanine Loans	Multifamily	63	283,581	7.82 %	53.4
	Other	2	6,631	8.57 %	4.7
		65	290,212	7.84 %	52.3
Construction	Multifamily	9	249,019	9.13 %	24.6
Preferred Equity	Multifamily	32	198,127	7.01 %	46.8
	Other	2	3,991	—	2.5
		34	202,118	6.87 %	46.0
Total		632	$ 12,113,107	6.49 %	14.7

(1) "Weighted Average Pay Rate" is a weighted average, based on the unpaid principal balance ("UPB") of each loan in our portfolio, of the interest rate required to be paid as stated in the individual loan agreements. Certain loans and investments that require an accrual rate to be paid at maturity are not included in the weighted average pay rate as shown in the table. Including certain fees earned and costs associated with the structured portfolio, the weighted average current interest rate was 7.08%.
(2) Including extension options, the weighted average remaining months to maturity was 19.9.

Loan and investment portfolio asset class and geographic concentration information at December 31, 2025 is as follows ($ in thousands):

Asset Class		UPB	Percentage	Geographic Concentrations		UPB	Percentage
Multifamily	$	8,873,841	73 %	Texas	$	2,808,834	23 %
Single-Family Rental		3,184,910	26 %	Florida		2,094,006	17 %
Office		33,410	<1 %	Arizona		982,786	8 %
Land		2,291	<1 %	New York		962,795	8 %
Other		18,655	<1 %	Georgia		892,794	7 %
Total	$	12,113,107	100 %	Other (1)		4,371,892	37 %
				Total	$	12,113,107	100 %

(1) No other individual state represented 4% or more of the total.

The overall yield on our loan and investment portfolio in 2025 was 7.60% on average assets of $11.63 billion, which was computed by dividing the interest income earned during 2025 by the average assets during 2025. Our cost of funds in 2025 was 6.94% on average borrowings of $9.75 billion, which was computed by dividing the interest expense incurred during 2025 by the average borrowings during 2025. At December 31, 2025, our loan and investment portfolio was comprised of 90% floating rate loans and 10% fixed rate loans.

We also hold interests in unconsolidated investments in equity affiliates totaling $58.0 million, which are described in Note 8.

Agency Business Lending and Servicing Overview

One of the Agency Business's primary sources of revenue are the gains and fees recognized from the origination and sale of mortgage loans. Loans originated under GSE and HUD programs, as well as our SFR-fixed rate product, are generally sold within 60 days from the loan origination date. Our Private Label loans are either sold instantaneously or pooled and securitized, or sold, generally within 180 days of loan origination. Our loan activity in 2025 was comprised of originations totaling $5.07 billion, sales totaling $5.10 billion and commitment volume totaling $5.10 billion. Our gains and fees as a percentage of our loan sales volume ("sales margin") was 138 basis points for 2025.

We also retain the mortgage servicing rights ("MSRs") on substantially all loans we originate, and record as revenue the fair value of the expected net future cash flows associated with the servicing of these loans. Servicing revenue is generated from the fees we receive for servicing the loans and on escrow deposits held on behalf of borrowers, net of amortization on the MSR assets. Our income from MSRs as a percentage of loan commitment volume ("MSR rate") was 107 basis points for 2025.

Agency Business servicing portfolio product and geographic concentration information at December 31, 2025 is as follows ($ in thousands):

| | | | | Product Concentrations | | Geographic Concentrations | |
	Loan Count	UPB (1)	% of Total	Wtd. Avg. Servicing Fee Rate (basis points)	Wtd. Avg. Life of Portfolio (years)	State	UPB % of Total
Fannie Mae	2,702	$ 24,085,960	66 %	44.7	5.5	New York	13 %
Freddie Mac	1,109	7,455,088	21 %	18.3	5.9	Texas	10 %
Private Label	159	2,558,048	7 %	18.7	4.5	North Carolina	8 %
FHA	107	1,549,483	4 %	13.9	19.1	California	7 %
Bridge (2)	3	277,738	1 %	10.4	2.2	Florida	7 %
SFR - Fixed Rate	51	277,490	1 %	20.0	4.0	Georgia	5 %
Total	4,131	$ 36,203,807	100 %	35.6	6.1	New Jersey	5 %
						Illinois	4 %
						Other (3)	41 %
						Total	100 %

_____

(1) Excludes loans in which we are not collecting a servicing fee.
(2) Represents bridge loans sold by our Structured Business that we are servicing.
(3) No other individual state represented 4% or more of the total.

Operations

The following describes our lending and investment process for both our Structured and Agency Businesses.

Origination. We have a network of sales and support offices in California, Florida, Georgia, Indiana, Maryland, Massachusetts, New Jersey, New York, Ohio, Oklahoma, Pennsylvania and Texas that staff 24 loan originators who solicit property owners, developers, and mortgage loan brokers. In some instances, the originators accept loan applications which meet our underwriting criteria from a select group of mortgage loan brokers. Once potential borrowers have been identified, we determine which of our financing products best meet the borrower's needs. Loan originators in every sales office can offer borrowers the full array of finance products for both the Structured and Agency businesses. After identifying a suitable product, we work with the borrower to prepare a loan application. Upon completion by the borrower, the application is forwarded to our underwriters for due diligence.

Underwriting and Risk Management. Our underwriters perform due diligence on all proposed transactions prior to approval and commitment using several tools to manage and mitigate potential loan losses and risk sharing exposure. The underwriters analyze each loan application in accordance with the guidelines below to determine the loan's conformity with the guidelines. Key factors considered in credit decisions include, but are not limited to, debt service coverage, loan to value ratios and property financial and operating performance. In general, our underwriting guidelines require evaluation of the following:

- The borrower and each person directing a borrowing entity's activities (a "key principal"), including a review of their experience, credit, operating, bankruptcy and foreclosure history;
- Historic and current property revenues and expenses;
- Potential for near-term revenue growth and opportunity for expense reduction and increased operating efficiencies;
- Property location, its attributes and competitive position within its market;
- Proposed ownership structure, financial strength and real estate experience of the borrower and property management;
- Third-party appraisal, environmental review, flood certification, zoning and engineering studies;

- Market assessment, including property inspection, review of tenant lease files, surveys of comparable properties and an analysis of area economic and demographic trends;
- Review of an acceptable mortgagee's title policy and an "as built" survey;
- Construction quality of the property to determine future maintenance and capital expenditure requirements;
- The requirements for any reserves, including those for immediate repairs or rehabilitation, replacement reserves, tenant improvement and leasing commission costs, real estate taxes and property casualty and liability insurance; and
- For any application for one of our agency products, we will underwrite the loan to the relevant agency or Company guidelines.

All our Fannie Mae loans are subject to credit committee and management review and approval in accordance with our policies and procedures, and loans of $105.0 million and greater are subject to modified risk-sharing in accordance with Fannie Mae requirements. We also rely heavily on loan surveillance and credit risk management. We have a dedicated group of employees whose sole function is to monitor and analyze loan performance from closing to payoff, with the primary goal of managing and mitigating risk within the Fannie Mae portfolio.

We continuously refine our underwriting criteria based upon actual loan portfolio experience and as market conditions and investor requirements evolve.

Credit & Investment Committee Approval Process. We apply an established credit and investment approval process to all proposed loans and other investments for our Structured Business. All proposed loans and investments are submitted to and presented to our credit & investment committee ("C&IC") overseen by our chief credit officer and comprised of participants from originations, screening, underwriting, treasury, securitization, servicing, asset management and legal. The C&IC convenes weekly, or as needed, to review and approve transactions. Prior to presentation to the C&IC, the underwriter on each proposed loan or investment submits a written credit memo for distribution to all C&IC participants. The credit memo includes all material information concerning the prospective sponsor, the property, the proposed business plan, and all loan or investment related risks and mitigants. At the C&IC meeting, the underwriter presents the transaction and answers any questions posed by C&IC members. All transactions require the unanimous approval of the respective approvers, including the chief credit officer. Minutes of each loan or other investment presented at C&IC are recorded by the committee secretary and subsequently ratified by the chief credit officer. Following the approval of a transaction at C&IC, the deal team is responsible for ensuring that all conditioned approval terms have been satisfied and conform to programmatic lending requirements, as well as to those established for the transaction at C&IC.

Our loan approval process for the Agency Business requires the submission of a detailed loan package in accordance with the applicable agency program requirements and guidelines. Our agency loan committee consists of multiple members of our senior and executive management teams, including our chief underwriter for the Agency Business and its chief operating officer. All transactions require the approval of up to four members, depending on the size of the loan. In addition, we are required to submit a completed loan underwriting package to Freddie Mac and HUD for approval prior to origination.

Servicing. We service all loans and investments through our internal loan servicing department in Tonawanda, New York. Our loan servicing operations are designed to provide prompt customer service and accurate and timely information for account follow up, financial reporting and management review. Following the funding of an approved loan, all pertinent loan data is entered into our data processing system, which provides monthly billing statements, tracks payment performance and processes contractual interest rate adjustments on variable rate loans. The servicing group works closely with our asset management group to ensure the appropriate level of customer service and monitoring of loans.

For most loans serviced under the Fannie Mae DUS program, we are required to advance, in the event of a borrower failing to pay, the principal and interest payments and tax and insurance escrow amounts associated with a loan for four months. We are reimbursed by Fannie Mae for these advances, which may be used to offset any losses incurred under our risk-sharing obligations once the loan and the related loss share is settled.

Under the HUD program, we are obligated to advance tax and insurance escrow amounts and principal and interest payments on the Ginnie Mae securities until the Ginnie Mae security is fully paid. In the event of a default on a HUD-insured loan, we can elect to assign the loan to HUD and file a mortgage insurance claim. HUD will reimburse approximately 99% of any losses of principal and interest on the loan and Ginnie Mae will reimburse substantially all of the remaining losses.

Asset Management. Effective asset and portfolio management is essential to maximize the performance and value of a real estate investment. The asset management group customizes a plan with the loan originators and underwriters to track each investment from origination through repayment or other disposition. This group monitors each investment's operating history, local economic trends and rental and occupancy rates and evaluates the underlying property's competitiveness within its market. This group assesses ongoing and potential operational and financial performance of each investment in order to evaluate and ultimately improve its operations and financial viability. The asset management group performs frequent onsite inspections, conducts meetings with borrowers and evaluates and participates in the budgeting process, financial and operational review and renovation plans of each underlying property. This group also focuses on increasing the productivity of onsite property managers and leasing brokers. This group communicates the status of each transaction against its established asset management plan to senior management, in order to enhance and preserve capital, as well as to avoid litigation and potential exposure.

Timely and accurate identification of an investment's operational and financial issues and each borrower's objectives is essential to implementing an executable loan workout and restructuring process, if required. Since the existing property management may not have the requisite expertise to manage the workout process effectively, our asset management group determines the current operating and financial status of an asset or portfolio and performs a liquidity analysis of the property and ownership entity and then, if appropriate, identifies and evaluates alternatives to maximize the value of an investment.

Operating Policies and Strategies

Financing Policies. We finance our Structured Business investments primarily by borrowing against, or "leveraging," our existing portfolio and using the proceeds to acquire additional mortgage assets. We expect to incur debt such that we will maintain an equity-to-assets ratio no less than 20% (including junior subordinated notes as equity), although the actual ratio may be lower from time to time depending on market conditions and other factors deemed relevant. Our charter and bylaws do not limit the amount of indebtedness we can incur, and the Board of Directors has discretion to deviate from or change our indebtedness policy at any time; provided that we are in compliance with our bank covenants. However, we intend to maintain an adequate capital base to protect against various business environments in which our financing and hedging costs might exceed the interest income from our investments.

Our Structured Business investments are financed primarily by collateralized loan obligations ("CLOs") and credit and repurchase facilities with institutional lenders. We also finance the business through public and private offerings of our equity and debt, including common and preferred stock issuances, senior and convertible debt instruments and other loan securitization arrangements, when it appears advantageous to do so.

Our Agency Business finances loan originations with several committed and uncommitted warehouse credit facilities on a short-term basis, as these loans are generally transferred or sold within 60 days from the loan origination date. We also meet a significant portion of our restricted liquidity requirements and purchase and loss obligations with Fannie Mae and Freddie Mac through letters of credit issued by a financial institution.

Credit Risk Management Policy. We are exposed to various levels of credit risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. We, including our chief credit officer and our asset management group, review and monitor credit risk and other risks of loss associated with each investment. In addition, within our primary business line of financing multifamily assets, we seek to diversify our portfolio to avoid undue geographic, issuer, industry and certain other types of concentrations. Our Board of Directors monitors the overall portfolio risk and reviews levels of provision for loss.

Interest Rate Risk Management Policy. To the extent that it is consistent with our election to qualify as a REIT, we generally follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the interest rate terms of our assets.

We may enter into derivative financial instruments to protect our investment portfolio from interest rate and credit risk exposures. These transactions typically include over-the-counter treasury futures, interest rate and credit default swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other instruments. These instruments may be used to manage as much of the interest rate risk we determine is in the best interest of our stockholders, given the cost of such instruments and the need to maintain our status as a REIT. In general, income from these transactions does not constitute qualifying income for purposes of the REIT gross income requirements. To the extent, however, that a derivative instrument reduces interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income that is derived from the derivative instrument would not give rise to non-qualifying income for purposes of the 75% or 95% gross income tests. We may elect to bear a level of interest rate risk that could otherwise be mitigated when we believe, based on all relevant facts, that bearing such risk is worthwhile.

Disposition Policies. We evaluate our Structured Business portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs, we may sell our investments opportunistically and use the proceeds for debt reduction, additional originations, or working capital purposes.

Equity Capital Policies. Subject to applicable law, our Board of Directors have the authority, without further stockholder approval, to issue additional previously authorized common stock and preferred stock or otherwise raise capital, including through the issuance of debt instruments, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. We may in the future issue common stock or units of partnership interest in our operating partnership in connection with acquisitions. We may, under certain circumstances, repurchase our common stock in private transactions with our stockholders, if those purchases are approved by our Board of Directors.

Conflicts of Interest Policies. We, our executive officers, and Arbor Commercial Mortgage, LLC ("ACM"), our former manager, face conflicts of interests because of our relationships with each other and the way in which our business is structured. ACM has approximately 6% of the voting interest in our stock at December 31, 2025. Our chairman and chief executive officer also serves as the chief executive officer of ACM, beneficially owns approximately 35% of the outstanding membership interests of ACM and controls all voting interests in ACM. One of our directors is an executive officer of ours, the chief operating officer of Arbor Management, LLC (the managing member of ACM), the treasurer for ACM and a trustee of two trusts that own noncontrolling membership interests in ACM. In addition, our chief financial officer and some of our counsel also perform similar roles for ACM, and another of our executive officers' acts as the general counsel of ACM. Our chief executive officer and certain aforementioned executive officers are members of ACM's executive committee and, excluding our chief executive officer, own minority membership interests in ACM.

We have implemented several policies, through board action and through the terms of our charter and our agreements with ACM, to help address these conflicts of interest, including the following:

- Our charter requires that a majority of our Board of Directors be independent directors and that only independent directors make any determination on our behalf with respect to the relationships or transactions that present a conflict of interest for our directors or officers; and
- Decisions concerning our participation in any transaction with ACM, or its affiliates, including our ability to purchase securities and mortgages or other assets from ACM, or our ability to sell securities and assets to ACM, must be reviewed and approved or ratified by a majority of our independent directors.

Our Board of Directors has approved the operating policies and the strategies set forth above. Our Board of Directors has the power to modify or waive these policies and strategies without the consent of our stockholders to the extent that the Board of Directors determines that such modification or waiver is in the best interest of our stockholders. Among other factors, developments in the market that either affects the policies and strategies mentioned herein, or that change our assessment of the market, may cause our Board of Directors to revise its policies and strategies. However, if such modification or waiver involves the relationship of, or a transaction between us, and ACM, the approval of a majority of our independent directors is also required. We may not, however, amend our charter to change the requirement that a majority of our board consists of independent directors or the requirement that our independent directors approve related party transactions without the approval of two thirds of the votes entitled to be cast by our stockholders.

Federal and State Regulation of Commercial Real Estate Lending Activities

Our multifamily and commercial real estate lending, servicing and asset management businesses are subject, in certain instances, to supervision and regulation by federal and state governmental authorities. In addition, these businesses may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things, regulate lending activities and conduct with borrowers, establish maximum interest rates, finance charges and other charges, require disclosures to borrowers and prohibit illegal discrimination. Although many states do not regulate commercial finance, certain states impose limitations on interest rates and other charges on certain collection practices and creditor remedies. Some states also require licensing of lenders, loan brokers and servicers and adequate disclosure of certain contract terms. We are required to comply with certain provisions of, among other statutes and regulations, the USA PATRIOT Act, regulations promulgated by the U.S. Department of the Treasury's Office of Foreign Asset Control and other federal and state securities laws and regulations. These legal and regulatory requirements that apply to us are subject to change from time to time and may become more restrictive, making compliance with applicable requirements more difficult, expensive or otherwise restrict our ability to conduct our business in the manner that it is now conducted.

Compliance with Federal, State and Local Environmental Laws

Properties that we may acquire directly or indirectly through partnerships, and the properties underlying our Structured Business investments and mortgage-related securities, are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that acquires ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases at, on, under or in its property. These laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of the hazardous or toxic substances. The costs of investigation, remediation or removal of these substances may be substantial and could exceed the value of the property. An owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to materials containing asbestos. These laws allow third parties to seek recovery from owners of real properties for personal injuries associated with materials containing asbestos. Our operating costs and the values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances, and regulations, as well as the cost of complying with future legislation, and our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to properties we may acquire. We endeavor to ensure these properties are complying in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products.

Requirements of the GSEs and HUD

To maintain our status as an approved lender for Fannie Mae and Freddie Mac and as a HUD-approved mortgagee and issuer of Ginnie Mae securities, we are required to meet and maintain various eligibility criteria established by these entities, such as minimum net worth, operational liquidity and collateral requirements and compliance with reporting requirements. We are required to originate loans and perform our loan servicing functions in accordance with the applicable program requirements and guidelines established by these agencies. If we fail to comply with the requirements of any of these programs, the agencies may terminate or withdraw our licenses and approvals to participate in the GSE or HUD programs. In addition, the agencies have the authority under their guidelines to terminate a lender's authority to sell loans to it and service their loans. The loss of one or more of these approvals would have a material adverse impact on our operations and could result in further disqualification with other counterparties.

Competition

We face significant competition across our business, including, but not limited to, other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities, some of which may have greater name recognition, financial resources and lower costs of capital available to them. In addition, there are numerous institutions with asset acquisition objectives similar to ours, and others may be organized in the future which may increase competition. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans, our origination volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in originating the loans that we have targeted.

We compete based on quality of service, relationships, loan structure, terms, pricing, and industry experience, including the knowledge of local and national commercial real estate market conditions, loan product expertise and the ability to analyze and manage credit risk. Our competitors also seek to compete aggressively based on these factors and our success depends on our ability to offer attractive loan products, provide superior service, demonstrate our industry knowledge and experience, maintain and capitalize on relationships with investors, borrowers and key loan correspondents and remain competitive in pricing. In addition, future changes in laws, regulations and GSE/HUD program requirements, and consolidation in the commercial real estate finance market could lead to the entry of more competitors or enhance the competitive strength of our existing competitors.

Although we believe we are well positioned to continue to compete effectively in each facet of our business, there can be no assurance that we will do so or that we will not encounter increased competition in the future that could limit our ability to compete effectively.

Human Capital

At December 31, 2025, we employed 653 individuals, none of which are represented by a union or subject to a collective bargaining agreement, and we have never experienced a work stoppage.

The attraction, development and retention of our employees is a critical success factor for our business. We have a dedicated recruitment team which leverages internal and external resources to enable successful employee recruitment. We emphasize employee development and training and have established Arbor University, an online portal with a variety of training and development courses for our employees.

Our compensation and benefit programs aim to attract, retain, and motivate employees to achieve superior results. We provide employee wages that are competitive and consistent with employee positions, skill levels, knowledge, and location. Annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through our talent management process as part of our annual review procedures and upon promotion and/or internal transfer. All employees are eligible for health insurance, including mental health coverage, prescription drug benefits, dental and vision insurance, flexible spending accounts, paid and unpaid leaves, disability/accident coverage, life insurance and participation in a 401K plan. We also have a flexible telecommuting policy, which allows eligible employees to work remotely one day per week.

To assess and improve employee retention and engagement, we conduct periodic employee surveys and take actions designed to address areas of employee concerns. We believe the combination of competitive compensation, career growth and development opportunities, including promoting employees from within, have helped manage our employee tenure and voluntary turnover.

Corporate Governance and Internet Address

Our internet address is www.arbor.com. All our filings with the Securities and Exchange Commission ("SEC") are made available free of charge through our website, including this report, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports, if any, as filed with the SEC as soon as reasonably practicable after such filing. Our website also contains our code of business conduct and ethics, code of ethics for chief executive and senior financial officers, corporate governance guidelines, stockholder communications with the Board of Directors, and the charters of the key committees of our Board of Directors. No information contained in or linked to our website is incorporated by reference in this report.

Item 1A. Risk Factors

The commercial real estate markets have experienced a prolonged dislocation driven by inflation and high interest rates, which has persisted longer than anticipated. The elevated and unpredictable interest rate environment has resulted in, and may continue to result in, decreased real estate values, increased delinquencies and defaults, and a disruption in the capital markets. This environment has had a material adverse effect on our business, results of operations, financial condition, and liquidity through increases in nonperforming loans, loan modifications, credit loss reserves and foreclosures. If this environment persists, we are likely to continue experiencing adverse effects on our business.

The risks associated with these types of markets, along with other risks related to our business, are described below. The risk factors presented should not be considered an all-inclusive list. New risks emerge periodically, and we cannot guarantee that the factors described below list all risks that may become material to us in the future. Certain risk factors may also affect our Structured and Agency Businesses differently. Additionally, you should review "Current Market Conditions, Risks and Recent Trends" located in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussions of the adverse market conditions we are currently experiencing, and may continue to experience in the future, that are having an adverse impact on our business.

Risk Factor Summary

Risks Related to Our Business. An economic slowdown, a lengthy or severe recession, declining real estate values, or changes in short and/or long-term interest rates could harm our operations, affect our ability to obtain financing on reasonable terms and have other adverse effects on us. If economic conditions deteriorate, interest rates remain elevated and/or we experience a turbulent economic environment, we will likely: (1) experience increases in loan loss reserves and other impairments; (2) encounter difficulty estimating loan loss reserves; (3) experience increases in loan delinquencies, loan modifications and nonperforming loans and foreclosures; (4) experience increased costs and risks associated with operating, managing and disposing of real estate owned ("REO") assets; and (5) experience evolving climate-related, environmental and cybersecurity risks affecting us, our borrowers, collateral properties and key third-party service providers. In addition, such conditions may continue to negatively affect our liquidity, operating results and credit performance and may negatively impact expected recoveries on modified loans, and modified loans may continue to underperform, potentially increasing nonperforming assets, REO, and credit loss provisions.

Our growing SFR and construction/build-to-rent ("BTR") lending exposes us to higher credit, development and concentration risks than stabilized multifamily loans. Cost overruns, delays, permitting and contractor issues, and weaker lease-up or operating performance could increase delinquencies, defaults, modifications and foreclosures.

If we are unable to invest excess capital on acceptable terms, or at all, it would likely result in a declining portfolio and would adversely affect the returns from our investments and our operating results. Our ability to accurately estimate current expected credit loss ("CECL") allowances is increasingly complex due to market volatility, commercial real estate prices and the impact of interest rates, and our actual credit losses may differ materially from estimates.

The real estate investment business is highly competitive, and our success depends on our ability to compete, including attracting and retaining qualified loan originators to grow and maintain our relationships with key customers and with the GSEs, U.S. Department of HUD and institutional investors.

Our business is subject to risk of loss in connection with defaults on loans, failed loan deliveries to GSEs and potential requirements to repurchase loans already sold to GSEs or other issuers of securitizations for a breach of representations or warranties. We are subject to risks of fraud, misrepresentation and other misconduct by borrowers, brokers, guarantors and other third parties, which could increase delinquencies, defaults, restructurings and foreclosures, reduce recoveries on collateral and result in increased costs, repurchase or indemnification obligations, litigation and reputational harm. Certain investments we make, including preferred equity and mezzanine loans, involve a greater risk of loss than traditional mortgage financing and may result in reduced recoveries in the event of borrower distress, bankruptcy or other defaults. If we fail to act proactively with delinquent borrowers in an effort to avoid defaults, the number of delinquent loans could increase, which could have a material adverse effect on our business.

We satisfy most of our restricted liquidity requirements with Fannie Mae with a letter of credit issued by one of our lenders. If the letter of credit was not renewed for any reason, we could suffer a reduction in our cash flow from operations, or we may breach our obligations to Fannie Mae, which would have a material adverse effect on our Agency Business.

A significant portion of our Agency Business's revenue is derived from loan servicing fees. Any declines in the value of our servicing portfolio, including agreement terminations from breaches of servicing agreements, or a reduction in the fees paid for servicing the loans could have a material adverse effect on our results of operations and liquidity. Increased loss-sharing obligations under the Fannie Mae DUS program, or changes to required collateral levels, could further adversely affect our liquidity and results of operations.

For most loans we service under the Fannie Mae and HUD programs, we are required to advance payments due to investors if the borrower is delinquent in making such payments, which may adversely impact our liquidity and harm our results of operations.

Risks Related to Our Financing and Hedging Activities. We finance a significant amount of our loans and investments through a variety of means, including CLOs, securitizations, credit facilities, equity capital, senior and convertible debt instruments, and other structured financings, some of which we guarantee. These vehicles may contain restrictive covenants and may require us to provide additional collateral or repurchase assets if the value of pledged assets decline in value. If we are unable to acquire eligible investments, find suitable replacement investments and access financing sources on favorable terms, or at all, we may not be able to obtain the level of leverage necessary to optimize our return on investment and cash available for distribution to our stockholders may decline.

In certain circumstances, we employ hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including treasury futures, interest rate and credit default swaps, caps, floors and other derivative products. Our loans and investments may be subject to fluctuations in interest rates which may not be adequately protected by our hedging strategies. Hedging instruments involve risks and costs, and could expose us to contingent liabilities in the future.

Risks Relating to Regulatory Matters. If we fail to maintain certain qualifications and licenses or comply with GSE and HUD regulations and program requirements, we may lose our approved lender status and fail to gain additional approvals or licenses for our business. We are also subject to changes in laws, regulations and existing GSE and HUD program requirements, including potential increases in reserve and risk retention requirements that could increase our costs and affect the way we conduct business, which could materially and adversely affect our financial results.

The changes and effects of government regulation, including the Investment Advisers Act and our exemption from the Investment Company Act, could negatively impact the market value of loans or increase our costs, which could materially and adversely affect our financial results.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, could materially and adversely affect our Agency Business.

Cybersecurity Risks. If we are unable to safeguard against cybersecurity breaches and cyberattacks with respect to our information systems, our business may be adversely affected. With cyber threats increasing in frequency and severity, potential breaches pose a significant threat to our operations, potentially leading to reputational damage, financial losses, and legal repercussions. Our ability to monitor and influence the cybersecurity practices of third-party providers is limited, and while we seek to influence their practices through cybersecurity requirements and protocols in our contracts with such third-party providers, their security measures may not be sufficient to prevent or mitigate incidents, increasing operational risk. Newly adopted regulatory disclosure requirements may subject us to additional liability in the event of a cybersecurity incident.

Risks Related to Our Corporate and Ownership Structure. Our charter generally does not permit anyone to own in excess of 5% of our capital stock and attempts to acquire our capital stock in excess of this limit are ineffective without prior approval from our Board of Directors. This, along with our staggered board and other provisions of our charter and bylaws, could discourage a change of control of us. In addition, we may be significantly influenced by ACM and our chief executive officer as a result of their beneficial ownership.

Risks Related to Our Status as a REIT. We conduct a substantial portion of our operations to qualify as a REIT under the Internal Revenue Code. If we fail to remain qualified as a REIT, a greater proportion of our income will be subject to corporate tax and we could face a substantial increase in our tax liability, including taxable mortgage pools resulting from certain of our securitizations. Even if we remain qualified as a REIT, we may face other tax liabilities, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, all of which could reduce our cash flow and our distributions to stockholders. Complying with REIT requirements may cause us to forego or liquidate otherwise attractive opportunities and investments.

The Agency Business may have adverse tax consequences to our business if its value, or the income generated thereby, increases relative to the value of our other REIT-compliant assets and income, which could cause us to fail to satisfy one or more of the Internal Revenue Code requirements applicable to REITs.

We may be unable to generate sufficient cash flow from operations to pay our operating expenses and to pay dividends to our stockholders, resulting in the need to borrow funds to satisfy our REIT distribution requirements, which could cause a portion of our distributions to be treated as a return of capital.

General Risks. We are subject to certain general risks, all of which could have an adverse effect on our business, financial condition and results of operations, such as: (1) volatility in our stock price; (2) major public health crisis; (3) global economic and political conditions; (4) major bank failures; (5) losses of key personnel with long standing business relationships; (6) adverse resolutions of lawsuits; (7) terrorist attacks; (8) military conflict; (9) changes to laws and regulations, including environmental, social and governance matters; and (10) the impact of the continuing development of artificial intelligence ("AI").

Risks Related to Our Business

An economic slowdown, a lengthy or severe recession, or declining real estate values could harm our operations.

The risks associated with our business are more severe during periods of economic downturn, particularly if accompanied by declining real estate values. Declining real estate values limit our new mortgage loan originations, since borrowers often use increases in the value of their properties to support the purchase of additional properties and significantly increase the likelihood that we will incur losses on defaulted loans because the value of our collateral may be insufficient to repay the loan in full. Borrowers may also be less able to pay principal and interest on our loans if the economy weakens. Any sustained period of increased payment delinquencies, foreclosures and resulting losses could adversely affect our net interest income as well as our ability to originate, sell and securitize loans, which could significantly harm our results of operations, financial condition, business and our ability to make distributions to stockholders.

A prolonged disruption in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our common stock.

Commercial real estate can be adversely affected by a lack of liquidity caused by a prolonged economic downturn, which may limit our ability to raise equity or debt in the capital markets or obtain financing on favorable terms, if at all. If we issue equity, it may be dilutive to our existing stockholders or could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our existing securities. If economic or market conditions deteriorate, lending institutions may choose to exit markets such as repurchase lending, become insolvent, further tighten their lending standards or increase the amount of equity capital required to obtain financing, and such events could make it more difficult for us to obtain financing on favorable terms or at all, in which event our profitability will be adversely affected. These factors may also make it more difficult for our borrowers to repay our loans as they may experience difficulties in selling assets, obtaining other financing or realize increased costs of financing. Disruptions in the financial markets also may have a material adverse effect on the market price of our common stock.

Increases in loan loss reserves and other impairments are likely if economic conditions deteriorate.

A decline in economic conditions could negatively impact the credit quality of our loan and investment portfolio and could cause us to experience increases in loan loss reserves, delinquent and defaulted loans and other asset impairment charges.

Allowance for credit losses are particularly difficult to estimate in a turbulent economic environment.

We estimate allowances for credit losses on our loans and investments under the CECL methodology based on current expected credit losses for the life of the loan and investment. This process utilizes information obtained from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts about the future and requires certain estimates and judgments, which are more difficult to make during a period in which available commercial real estate credit is limited and commercial real estate transactions have decreased. Our estimates and judgments are based on several factors, including projected cash flows from the collateral securing our loans, debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at loan maturity, potential for refinancing by other lenders and expected market discount rates for varying property types. Our CECL methodology may not fully capture the severity or duration of adverse economic conditions and actual losses could exceed our allowance, particularly if commercial real estate values decline further, interest rates remain elevated, or our borrowers' business plans fail to stabilize underlying properties. If our estimates and judgments are not correct, our results of operations and financial condition could be severely impacted.

Since the CECL methodology for the recognition of credit losses estimates losses for the life of our investment, our financial results may be negatively affected when weak or deteriorating economic conditions are forecasted, which generally results in increases in estimated credit losses under CECL.

Loan repayments are less likely in a volatile market environment.

Loan repayments are a significant source of liquidity for us. If borrowers are unable to refinance loans at maturity, the loans could go into default and the liquidity that we expect to receive from such repayments may not be available. Further, in the event the commercial real estate finance market deteriorates, borrowers that have extension rights will be more likely to exercise such rights, which will further delay our ability to access liquidity through repayments.

We may be unable to invest excess capital on acceptable terms, or at all, which would adversely affect our operating results.

We may not be able to identify investments that meet our investment criteria and we may not be successful in closing the investments that we do identify. In addition, the investments that we fund with our capital may not produce a satisfactory return on capital, which would adversely affect our operating results.

A declining portfolio could adversely affect the returns from our investments.

Conditions in the capital markets could lead to a reduction in our loan and investment portfolio. If we do not have the opportunity to originate quality investments to replace loans that are repaid, it will likely result in reduced returns from our investments.

Changes in interest rates could have an adverse effect on our operating results, financial condition, business prospects and our ability to make distributions to stockholders.

Our financial performance is significantly influenced by movements in both short-term and long-term interest rates. Since the vast majority of our structured loan portfolio is floating rate based on the Secured Overnight Financing Rate ("SOFR") and a significant portion of our debt balances consist of fixed-rate instruments (such as convertible and senior unsecured notes), a rising interest rate environment generally has a positive impact on our net interest income from our structured loan portfolio. Furthermore, our earnings on escrows and cash balances also benefit from an elevated short-term rate environment. However, a prolonged period of elevated short and long-term interest rates may result in: (1) increased payment delinquencies and defaults; (2) increased loan modifications and foreclosures; (3) an increase in REO assets; (4) declining real estate values of certain asset classes; and (5) a dislocation in capital markets, all of which would adversely impact our results of operations, financial condition, business prospects and our ability to make distributions to our stockholders. Conversely, a high long-term interest rate environment would likely have an adverse impact on our fixed rate GSE/Agency business, as it will likely increase delinquencies and make it more costly for borrowers to refinance their balance sheet loans with fixed rate agency product.

Our increasing use of loan modifications for borrowers experiencing financial difficulty could adversely affect our operating results, financial condition, liquidity and our ability to achieve expected recoveries.

In recent periods, we have increasingly addressed borrower stress through loan modifications, including payment deferrals, term extensions, interest-rate reductions and other concessions. While these modifications may improve our ultimate recovery and avoid immediate foreclosure, they can also reduce our current interest income, delay the timing of expected repayments and increase the complexity of estimating credit losses. There is no assurance that our borrowers will perform under modified loans or that we will achieve the recoveries we anticipate. If economic and market conditions worsen, the performance of modified loans could deteriorate further, which would likely increase our level of non-performing loans, REO and credit-loss provisions and could adversely affect our results of operations, liquidity and financial condition.

We are increasingly exposed to risks associated with owning and operating real estate acquired through foreclosure, which could subject us to losses and liabilities in excess of those associated with our loans.

When a loan defaults, we may seek to protect our investment by foreclosing and operating it as REO until it can be sold or otherwise resolved. In recent periods, we have acquired a growing number of properties as REO, and our REO balance has increased. Owning and operating REO subjects us to many of the risks associated with direct real estate ownership, including, among others, risks related to leasing, property management, insurance, real estate taxes, utilities and other operating costs, capital expenditures, environmental liabilities, zoning and other regulatory compliance, casualty events and litigation.

We may not be able to sell REO assets at prices or within time frames that are attractive to us, particularly in markets or property types that are experiencing declining values or weak demand. In addition, REO properties may require significant additional investment to stabilize operations or comply with regulatory requirements, which may not be fully recoverable. While we may obtain mortgage financing secured by REO properties, we may also choose or be required to fund operating deficits, capital expenditures or debt service shortfalls from our own capital. Any failure to effectively manage, finance and dispose of REO assets could result in losses that are greater than those we would have incurred had we not foreclosed.

Our growing single-family rental BTR and construction lending activities expose us to higher credit, development and concentration risks that could increase losses and volatility of earnings.

A growing portion of our Structured Business consists of loans secured by SFR and construction or BTR properties. These loans generally involve greater risk than loans on stabilized multifamily properties because repayment often depends on successful completion, lease-up and ongoing performance of the underlying projects, as well as the financial strength and execution capability of the sponsors. Construction and BTR loans are particularly sensitive to cost overruns, delays, entitlement and permitting risks, contractor performance, and changes in labor, materials and insurance costs. If interest reserves or borrower equity are insufficient to absorb these pressures, or if rent growth or occupancy is weaker than expected, borrowers may be unable to service or refinance their loans, leading to increased delinquencies, defaults, loan modifications, extensions and foreclosures.

In addition, our SFR and construction lending may result in greater geographic or sponsor concentration and may be disproportionately affected by local economic conditions, housing supply-demand imbalances, regulatory and zoning changes, and shifts in homeownership or rental demand. Deterioration in the performance or valuations of these assets, or in the ability to finance or securitize them on acceptable terms, could require us to increase our allowances for credit losses, recognize charge-offs, or take title to additional SFR or development assets as REO, which may require active property-level management and additional capital expenditures. Any of these events could increase the volatility of our results of operations and liquidity and could adversely affect our business, financial condition and ability to make distributions to our stockholders.

We may not be able to hire and retain qualified loan originators or grow and maintain our relationships with key customers, and if we are unable to do so, our ability to implement our business and growth strategies could be limited.

We depend on our loan originators to generate new loans by developing relationships with commercial property owners, real estate agents and brokers, which leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and we may incur increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract, motivate, or retain a sufficient number of skilled loan originators, or even if we are successful but at higher costs, we could be materially and adversely affected.

The real estate investment business is highly competitive. Our success depends on our ability to compete with other providers of capital for real estate investments.

Our business is highly competitive. Competition may cause us to accept economic or structural features in our investments, particularly in our Structured Business, that we would not have otherwise accepted and it may cause us to search for investments in markets outside of our traditional product expertise. We compete for attractive investments with traditional lending sources, such as insurance companies and banks, as well as other REITs, specialty finance companies and private equity vehicles with similar investment objectives, which may make it more difficult for us to consummate our target investments. Many of our competitors have greater financial resources and lower costs of capital than we do, which provides them with a competitive advantage over us.

We may not achieve our targeted rate of return on our investments.

We originate or acquire investments based on our projections of rates of return on such investments, which in turn are principally based upon assumptions regarding the performance of assets, the amount and terms of available financing of such assets and the manner and timing of dispositions, including asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, unanticipated events or conditions may occur and may have a significant effect on the actual rate of return received on an investment. As we acquire or originate investments, whether new or as replacements for maturing investments, there can be no assurance that we will be able to produce rates of return comparable to returns on our previous or existing investments.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower, we assess the borrower's management and other factors that are material to the performance of the investment. In performing our diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and sometimes, more subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence process will uncover all relevant facts or that any investment will be successful.

We invest in mezzanine loans which are subject to a greater risk of loss than loans secured by a first priority mortgage lien.

In our Structured Business, we invest in mezzanine loans that are generally secured by a pledge of the ownership interests of the entity that directly or indirectly owns the property. Mezzanine loans have a higher degree of risk than senior mortgage loans because the investment may become unsecured as a result of foreclosure by the mortgage holder. In the event of a bankruptcy of our borrower, we may not have full recourse to the assets of the borrower, or the borrower's assets may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan to value ratios than mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Preferred equity investments involve a greater risk of loss than traditional mortgage financing.

In our Structured Business, we invest in preferred equity investments, which involve a higher degree of risk than traditional mortgage financing. Such investments are usually subordinate to other loans and are not secured by the property underlying the investment. Should the issuer default on our investment, we can only proceed against the entity in which we have an interest, and not the underlying property. As a result, we may not recover some or all of our investment.

Volatility in values of multifamily and commercial properties may adversely affect our loans and investments.

Multifamily and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including fires and other casualties, natural disasters, acts of war and/or terrorism, adverse economic conditions, adoption of, or changes in, rent control or rent stabilization laws, local real estate conditions (such as an oversupply of similar properties), changes or continued weakness in specific industry segments, construction quality, construction cost, age and design, demographic factors, retroactive changes to building or similar codes, increases in operating expenses (such as insurance, energy costs and real estate tax increases) and other factors that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investment. In the event a property's net operating income decreases, a borrower may have difficulty repaying our loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could negatively impact our operating results.

Many of our commercial real estate loans are funded with interest reserves and our borrowers may be unable to replenish those interest and other reserves once they run out.

Given the transitional nature of many of the loans in our Structured Business portfolio, we often require borrowers to post reserves to cover interest and operating expenses until the property cash flows are projected to increase sufficiently to cover those costs. We generally require the borrower to replenish reserves if they are depleted due to underperformance or if the borrower wants to exercise extension options under the loan. Revenues from the properties underlying these loans may decrease in an economic downturn, making it more difficult for borrowers to replenish the reserves, which could have an adverse impact on our operating results and cash flows.

We may not have control over certain of our loans and investments.

Our ability to manage our structured portfolio of loans and investments may be limited by the form in which they are made. For example, our investments may be subject to rights of senior lenders and servicers under inter-creditor or servicing agreements whose interests may not be aligned with ours. We may co-invest with third parties through participation agreements, partnerships, joint ventures or other entities, and we may have limited control rights. We may rely on independent third-party management or strategic partners with respect to the management of an asset. In such event, we may not be able to exercise sufficient control over the loan or investment and the risks associated therewith. Further, a third-party partner may have financial difficulties that impact our asset or may have economic or business objectives which are inconsistent with ours. In addition, we may, in certain circumstances, be liable for the actions of our third-party partners.

Properties may fail to perform as expected.

We may obtain properties through foreclosure proceedings or through other investment. Such properties may not perform as expected and may subject us to unknown liabilities including environmental remediation and claims by tenants, vendors or other persons against the former owners of the properties. Inaccurate assumptions regarding future rental or occupancy rates could result in overly optimistic estimates of future revenues. Further, operating expenses or the costs necessary to bring an acquired property up to standards established for its intended market position may be underestimated.

The loss of, or changes in, our Agency Business's relationships with the GSEs, U.S. Department of HUD and institutional investors would adversely affect our ability to originate commercial real estate loans through GSE and HUD programs, which would materially and adversely affect us.

Currently, the Agency Business originates a significant portion of its loans for sale through GSE and HUD programs. The Agency Business is approved as a Fannie Mae DUS lender nationwide, a Freddie Mac Optigo® Conventional Loan and SBL lender nationwide, a HUD MAP and LEAN lender nationwide, and a Ginnie Mae issuer. Our status as an approved lender affords us a number of advantages but may be terminated by the applicable GSE or HUD at any time. The loss of such status would, or changes in our relationships could, prevent us from being able to originate real estate loans for sale through the particular GSE or HUD, which would materially and adversely affect us. It could also result in a loss of similar approvals from other GSEs or HUD.

We also originate and sell loans to investment banks through our Private Label and the CMBS conduit markets. If these investment banks discontinue their relationship with us and replacement investors cannot be found on a timely basis, we could be adversely affected.

Our Agency Business is subject to risk of loss in connection with defaults on loans sold under the Fannie Mae DUS program that could materially and adversely affect our results of operations and liquidity.

Under the Fannie Mae DUS program, our Agency Business originates and services multifamily loans for Fannie Mae without needing Fannie Mae's prior approval, as long as the loans meet the underwriting guidelines set forth by Fannie Mae. In return for such delegated authority and the commitment to purchase loans by Fannie Mae, we are required to share risk of loss on loans sold through Fannie Mae and we must provide collateral to Fannie Mae to secure any potential losses. Under the full risk-sharing formula, we absorb the first 5% of any losses on the UPB of a loan at the time of loss settlement, and above 5% we share the loss with Fannie Mae, with our maximum loss capped at 20% of the original UPB of a loan. Our Agency Business has modified its risk-sharing obligations on some Fannie Mae DUS loans to reduce potential loss exposure on those loans, which, in turn, results in a lower servicing fee. In addition, Fannie Mae can increase our risk-sharing obligations or require us to repurchase loans if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae. At December 31, 2025, the Agency Business had pledged $100.9 million in restricted liquidity as collateral against future losses under $24.09 billion of loans outstanding that are subject to risk-sharing obligations. Fannie Mae collateral requirements may change in the future. At December 31, 2025, the Agency Business's allowance for loss-sharing balance was $97.6 million, which may not be sufficient to cover future loss sharing obligations. While our Agency Business originates loans that meet the underwriting guidelines defined by Fannie Mae, in addition to our own internal underwriting guidelines, underwriting criteria may not always protect against loan defaults. Other factors can lead to a default on a loan, such as a decline in property value, cash flow, occupancy, maintenance needs and other financing obligations. If loan defaults increase, our risk-sharing obligation payments under the Fannie Mae DUS program may increase which could have a material adverse effect on our results of operations and liquidity. In addition, any failure to pay our share of losses under the Fannie Mae DUS program could result in the revocation of our Fannie Mae license and in the exercise of various remedies available to Fannie Mae under the Fannie Mae DUS program, including the transfer of our servicing portfolio to another Fannie Mae approved servicer.

We satisfy most of our restricted liquidity requirements with Fannie Mae with a letter of credit issued by one of our lenders. If the letter of credit was not renewed for any reason, we could suffer a reduction in our cash flow from operations, or we may breach our obligations to Fannie Mae, which would have a material adverse effect on our Agency Business.

Our Agency Business is required to pledge restricted cash as collateral for our loss sharing obligations. At December 31, 2025, this requirement totaled $100.9 million and was satisfied with a $70.0 million letter of credit and cash issued to Fannie Mae. Our current letter of credit facility expires in September 2027. The facility is collateralized by the cash flow generated from the Agency Business's Fannie Mae servicing portfolio and contains certain financial and other covenants. If we were to default on the letter of credit facility, or we are unable to renew or replace this facility on favorable terms, or at all, it could have a material adverse effect on our cash flow and our financial condition. If we were unable to replace the letter of credit facility with either a similar facility or cash, we would be in breach of our obligations to Fannie Mae, which would have a material adverse effect on our business and operations.

If we fail to act proactively with delinquent borrowers in an effort to avoid a default, the number of delinquent loans could increase, which could have a material adverse effect on us.

As a loan servicer for GSEs and HUD, we are the primary contact with the borrower throughout the life of the loan and under our servicing agreements, we are responsible for asset management, including actions to mitigate losses. We believe we have developed an effective asset management process for tracking each loan we service. However, we may be unsuccessful in identifying loans that are in danger of underperforming or defaulting or in taking appropriate action once those loans are identified. While we can make recommendations, decisions regarding loss mitigation are within the control of the GSEs, HUD and institutional investors. When loans become delinquent, we may incur additional expenses in servicing and asset managing the loans and we are required to advance principal and interest payments and tax and insurance escrow amounts. Our Agency Business could also be subject to a loss of its contractual servicing fee, and for its loss sharing obligations to Fannie Mae. These events could have a negative impact on our cash flows and on the net carrying value of the MSRs on our balance sheet and could result in a reduction to our earnings. As a result of the foregoing, a rise in delinquencies could have a material adverse effect on our Agency Business.

A reduction in the fees paid for servicing the loans of our Agency Business or an increase in loan or security interest rates by investors could materially and adversely affect our results of operations and liquidity.

The Agency Business's results of operations and liquidity could be materially and adversely affected if the GSEs, HUD or institutional investors lower the price they are willing to pay for loans, lower their servicing fees or adversely change the material terms of their loan purchases or servicing arrangements with us. A number of factors determine the price we receive for our agency loans. With respect to Fannie Mae originations, loans are generally sold as Fannie Mae insured securities to third-party investors. For HUD originations, loans are generally sold as Ginnie Mae securities to third-party investors. In both cases, the price paid to us reflects, in part, the competitive market bidding process for these securities.

Our Agency Business sells loans directly to Freddie Mac who may choose to hold, sell or later securitize such loans. We believe terms set by Freddie Mac are influenced by similar market factors as those that impact the price of Fannie Mae insured or Ginnie Mae securities, although the pricing process differs. With respect to loans that are placed with institutional investors, the origination fees that we receive from borrowers are determined through negotiations, competition and other market conditions.

Loan servicing fees are based, in part, on the risk-sharing obligations associated with the loan and the market pricing of credit risk. The credit risk premium offered by Fannie Mae for new loans can change periodically but remains fixed once we enter into a commitment to sell the loan. There can be no assurance that such fees will continue to remain at current levels or that such levels will be sufficient if delinquencies occur.

A significant portion of our Agency Business's revenue is derived from loan servicing fees and declines in, or terminations of, servicing engagements, or breaches of servicing agreements, could have a material adverse effect on us.

We expect that loan servicing fees will continue to represent a significant portion of our Agency Business' revenues. These fees are primarily derived from loans that have been originated by us and sold through the GSE and HUD programs. A decline in the number or value of loans that the Agency Business originates for these investors or terminations of its servicing engagements will decrease these fees. HUD has the right to terminate our current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate our servicing engagements without cause by paying a termination fee, which may not compensate us fully for the loss of the future servicing revenue. The Agency Business is also subject to losses that may arise as a result of servicing errors, such as a failure to maintain insurance, pay taxes or provide required notices. If we fail to perform our servicing obligations, or we breach our servicing obligations to the GSEs or HUD, our servicing engagements may be terminated. Declines in or terminations of servicing engagements or breaches of such obligations could materially and adversely affect our financial results.

The Agency Business is subject to the risk of failed loan deliveries, and even after a successful closing and delivery, we may be required to repurchase the loan or to indemnify the investor if there is a breach of a representation or warranty made by the Agency Business in connection with the sale of the loan through a GSE or HUD program, any of which could have a material adverse effect on us.

Our Agency Business bears the risk that a borrower will choose not to close on a loan that has been pre-sold to an investor or that the investor will choose not to purchase a loan under certain circumstances, including, for example, a casualty event that impacts the condition of a property after we fund the loan and prior to the investor purchase date. We also bear the risk of serious errors in loan documentation that prevent timely delivery of the loan prior to the investor purchase date. A failure to deliver a loan could be a default under the warehouse facility we used to finance the loan. Although the Agency Business has experienced only a few failed loan deliveries in its history, none of which had a material impact on its financial condition or results of operations, we can provide no assurance that we will not experience additional failed deliveries in the future or that any losses will not be material or will be mitigated through property insurance or payment protections.

We must make certain representations and warranties concerning each loan we originate for the GSE or HUD programs. The representations and warranties relate to our practices in the origination, underwriting and servicing of the loans and the accuracy of the information being provided by us. For example, we are generally required to provide the following, among other, representations and warranties: we are authorized to do business and to sell or assign the loan; the loan conforms to the requirements of the GSEs or HUD and certain laws and regulations; the underlying mortgage represents a valid first lien on the property and there are no other liens on the property; the loan documents are valid and enforceable; taxes, assessments, insurance premiums, rents and similar other payments have been paid or escrowed; the property is insured, conforms to zoning laws and remains intact; and we do not know of any issues regarding the loan that are reasonably expected to cause the loan to be delinquent or unacceptable for investment or adversely affect its value.

In the event of a breach of any representation or warranty, whether because of fraud or negligence, investors could, among other things, require us to repurchase the loan or seek indemnification for losses or, in the case of Fannie Mae, increase the level of risk-sharing on the loan. Our obligation to repurchase the loan is independent of our risk-sharing obligations. The GSEs or HUD could require us to repurchase a loan if representations and warranties are breached, even if the loan is not in default. Because many such representations and warranties are based on third-party reports, such as title reports and environmental reports, we may not receive similar representations and warranties from such third parties that would serve as a claim against them. Even if we receive representations and warranties from such third parties or the borrower, our ability to recover on any such claim may be dependent, in part, upon the financial condition and liquidity of such third party or the borrower. Although we believe that we have capable personnel at all levels, use qualified third parties and have established controls to ensure that all loans are originated pursuant to requirements established by the GSEs and HUD, in addition to our own internal requirements, there can be no assurance that we, our employees or third parties will not make mistakes. Any significant repurchase or indemnification obligations imposed on us could have a material adverse effect on the Agency Business.

We are subject to risks of fraud, misrepresentation and other misconduct by borrowers, brokers, guarantors and other third parties, which could result in credit losses and litigation and may not be fully covered by contractual remedies or insurance.

Our lending and investment activities expose us to the risk that borrowers, brokers, guarantors and other third parties may engage in fraud, intentional misrepresentation, collusion or other misconduct. Such conduct may include, among other things; (1) providing inaccurate or falsified financial statements, rent rolls, leases, draw requests, budgets or project status reports; (2) misrepresenting the condition, occupancy or value of collateral; (3) diverting construction proceeds; (4) submitting forged or altered documents; or (5) engaging in undisclosed conflicts of interest or kickback arrangements.

If fraud or other misconduct occurs, we may experience delays in detecting problems, increased delinquencies, defaults, restructurings and foreclosures, reduced recoveries on collateral and higher costs to service or resolve affected loans. We may also incur expenses and management time associated with investigations, workout activities and litigation or other proceedings, and we could suffer reputational harm. Although we may have recourse, such parties may be unable to satisfy judgments or indemnification obligations, and our recoveries, if any, may not be sufficient to fully compensate us for losses and related costs. In addition, in certain circumstances (including in connection with loans sold or securitized), fraud or other misconduct may trigger repurchase, indemnification or other obligations that could require us to take back loans and hold them on our balance sheet. If we are required to repurchase or otherwise reacquire a loan that is impaired, non-performing or otherwise viewed as ineligible collateral, we may be unable to finance it through our existing facilities or securitizations or may only be able to do so on unfavorable terms, which could increase costs, reduce liquidity and result in additional credit loss provisions or write-downs. As a result, any significant fraud or misconduct involving our counterparties could materially and adversely affect our business, results of operations, financial condition and liquidity.

For most loans we service under the Fannie Mae and HUD programs, we are required to advance payments due to investors if the borrower is delinquent in making such payments, which requirement could adversely impact our liquidity and harm our results of operations.

For most loans we service under the Fannie Mae DUS program, we are required to advance the principal and interest payments and tax and insurance escrow amounts if the borrower is delinquent in making loan payments. After four continuous months of making advances on behalf of the borrower, we can submit a reimbursement claim to Fannie Mae, which Fannie Mae may approve in its discretion. We are reimbursed by Fannie Mae for these advances in the event the loan is brought current. In the event of a default, any advances made by the Agency Business are used to reduce the proceeds required to settle any loss share. Our advances may also be reimbursed, to the extent that any recovery on the collateral exceeds the UPB.

Under the HUD program, we are obligated to advance tax and insurance escrow amounts and principal and interest payments on the underlying loan until the Ginnie Mae security has been fully paid. In the event of a default on a HUD insured loan, we can elect to assign the loan to HUD and file a mortgage insurance claim. HUD will reimburse approximately 99% of any losses of principal and interest on the loan and Ginnie Mae will reimburse most of the remaining losses of principal and interest.

Although the Agency Business has historically funded all required advances from operating cash flow, there can be no assurance we will be able to do so in the future. If the Agency Business does not have sufficient operating cash flows to fund such advances, we may need to finance such amounts. We currently have a credit facility with a $37.5 million sublimit for principal and interest advances we make as the primary servicer to Fannie Mae in connection with potential delinquent loans under the Fannie Mae forbearance program, however, such financing may not be available to us in the future, or, may be costly and could prevent the Agency Business from pursuing its business and growth strategies.

Risks Related to Our Financing and Hedging Activities

We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan.

We finance our Structured Business loans and investments through a variety of means, including CLOs, securitizations, credit facilities, equity capital, and senior and convertible debt instruments. We finance our Agency Business loan originations, prior to sale to, or securitization by, an agency, through credit facilities provided by commercial banks, as well as the As Soon as Pooled ® Plus ("ASAP") agreement we have with Fannie Mae. Our access to these sources of funding can be impacted by conditions in the financing markets that are beyond our control, including lack of liquidity and wider credit spreads, which we have experienced in the past. If these conditions deteriorate, there can be no assurance that any existing agreements will be renewed or extended at expiration and alternative sources of financing may not be available or may not accommodate our needs. This could subject us to an increase in our recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders, funds available for operations as well as for future business opportunities.

Our credit and repurchase facilities and unsecured debt contain restrictive covenants relating to our operations.

Our credit and repurchase facilities and unsecured debt (senior and convertible notes) contain various financial covenants, including, but not limited to, minimum liquidity requirements, minimum net worth requirements, minimum unencumbered asset requirements, as well as certain other debt service coverage ratios, debt to equity ratios and minimum servicing portfolio tests. Other restrictive covenants include prohibiting a change in control, disposing of or encumbering assets, limiting outstanding debt, and restrictions from making material amendments to underwriting guidelines without lender approval. While we actively manage our loan and investment portfolio, a weak economic environment may make compliance with these covenants more difficult. Failure to comply with any of these covenants could result in defaults and there can be no assurance that our lenders would waive any default or amend the defaulted covenant, which could have a material adverse effect on us.

We may not be able to obtain the level of leverage necessary to optimize our return on investment.

In our Structured Business, our return on investment depends, in part, upon our ability to grow our portfolio of invested assets through the use of leverage at a debt cost that is lower than the yield earned on our investments. We typically obtain leverage through the issuance of CLOs, credit agreements and other borrowings. Our ability to obtain the necessary leverage on beneficial terms depends upon market conditions and the quality of the portfolio assets that collateralize our indebtedness. Our failure to obtain and/or maintain leverage at desired levels or on attractive terms could have a material adverse effect on the performance of our Structured Business. Moreover, we may be dependent upon a few lenders to provide financing under credit agreements for our origination or acquisition of loans and investments and there can be no assurance that these agreements will be renewed or extended at expiration. Our ability to obtain financing through CLOs is subject to conditions in the debt capital markets which are impacted by factors beyond our control that may reduce the level of investor demand for such securities.

The debt facilities that we use to finance our investments may require us to provide additional collateral.

If the market value of the loans or investments pledged or sold by us to a funding source decline in value, we may be required by the lender to provide additional collateral or pay down a portion of the funds advanced. We may not have the funds available to pay down such future debt, which could result in defaults. Posting additional collateral to support these credit facilities would reduce our liquidity and limit our ability to leverage our assets. In the event we do not have sufficient liquidity to meet such requirements, lenders can accelerate the indebtedness, increase interest rates and terminate our ability to borrow. Further, lenders may require us to maintain a certain amount of uninvested cash or set aside unlevered assets sufficient to maintain a specified liquidity position. As a result, we may not be able to leverage our assets as effectively as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We utilize a significant amount of debt to finance our portfolio, which may subject us to an increased risk of loss, adversely affecting the return on our investments and reducing cash available for distribution.

We utilize a significant amount of debt to finance our operations, which may compound losses and reduce the cash available for distributions to our stockholders. We generally leverage our portfolio through the use of securitizations, including the issuance of CLOs, credit facilities, and other borrowings. The leverage we employ varies depending on the types of assets being financed, availability of favorable credit facilities, the loan-to-value and debt service coverage ratios of our assets, the yield on our assets, the targeted leveraged return we expect from our portfolio and our ability to meet ongoing covenants related to our asset mix and financial performance. Substantially all of our assets are pledged as collateral for our borrowings. In addition, we may acquire real property subject to debt obligations. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions increase our financing cost relative to the income that we can derive from our assets.

Our debt service payments reduce the net income available for distributions to our stockholders. Moreover, we may not be able to meet our debt service obligations and, in such event, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

We guarantee some of the leverage and contingent obligations of our subsidiaries.

We guarantee the performance of the obligations of our subsidiaries, including credit and repurchase facilities, derivative agreements and unsecured indebtedness. Non-performance on such obligations may cause losses to us in excess of the capital invested in our subsidiary and there is no assurance that we will have sufficient capital to cover any such losses.

We may not be able to acquire suitable investments for a CLO issuance, or we may not be able to issue CLOs on attractive terms, or at all, which may require us to utilize more costly financing for our investments.

We have financed, and, if the opportunities exist in the future, we may continue to finance certain investments in our Structured Business through the issuance of CLOs. During the period we are acquiring investments for eventual long-term financing through CLOs, we have typically financed these investments through credit and repurchase agreements. We are subject to the risk that we will not be able to acquire a sufficient amount of eligible investments to maximize the efficiency of a CLO issuance. In addition, conditions in the debt capital markets may make the issuance of CLOs less attractive to us even when we do have a sufficient pool of collateral, or we may not be able to execute a CLO transaction on terms favorable to us or at all. If we are unable to issue a CLO to finance these investments, we may be required to utilize other forms of potentially less attractive financing.

The use of CLO financings with over-collateralization and interest coverage requirements may have a negative impact on our cash flows.

The terms of CLOs will generally provide that the principal amount of investments must exceed the principal balance of the CLO bonds by a certain amount and that interest income exceeds interest expense by a certain amount. Generally, CLO terms provide that, if certain delinquencies and/or losses or other factors cause a decline in collateral value or cash flow levels, the cash flow otherwise payable on subordinated bonds, which may be held by us, may be redirected to repay senior classes of CLO bonds until the issuer or the collateral is in compliance with the terms of the governing documents. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive interest payments from assets pledged to secure CLOs. We cannot assure that the performance tests will be satisfied. If our investments fail to perform as anticipated, our over-collateralization, interest coverage or other credit enhancement expense associated with our CLOs will increase. With respect to future CLOs we may issue, we cannot assure that the terms of the delinquency tests, over-collateralization requirements and interest coverage terms, cash flow release mechanisms or other significant terms will be favorable to us. Failure to obtain favorable terms with regard to these matters may adversely affect our cash flow and profitability.

We may be required to repurchase loans that we have sold or to indemnify holders of our CLOs.

If any of the loans we originate or acquire and sell or securitize through CLOs do not comply with representations and warranties we make about the loans, the borrowers and the underlying properties, we may be required to repurchase those loans, replace them with substitute loans or indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to carry on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could adversely affect our financial condition and operating results.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to reinvest CLO collateral proceeds in eligible assets during reinvestment periods or if reinvestment periods expire without capacity in existing CLOs or access to new CLO issuance on acceptable terms.

Our CLOs have defined periods during which principal payments and other collections on assets held in the CLO may be reinvested in new eligible collateral, commonly referred to as a reinvestment period. Our ability to identify and acquire or originate investments during these reinvestment periods that satisfy the eligibility criteria, concentration limits and other requirements set forth in the applicable CLO governing documents is an important determinant of the performance of our CLOs and our ability to manage our structured loan portfolio. If we are unable to find sufficient suitable investments, or if market conditions, underwriting standards, asset supply or CLO eligibility constraints limit our reinvestment opportunities, our CLOs may experience lower returns, interest shortfalls or interest deficiencies, reduced excess cash flow and, in certain circumstances, accelerated amortization or "hyper-amortization" of senior CLO liabilities. In addition, our inability to reinvest collateral proceeds may shorten the effective life of a CLO and may require us to accelerate the amortization or recognition of certain fees and expenses.

Furthermore, if reinvestment periods expire and we do not have capacity in other existing CLOs or are unable to establish or issue new CLOs on acceptable terms, we may be required to hold additional assets outside of CLO structures or finance them through alternative facilities, which may be more expensive or less available. This could result in liquidity constraints, reduced investment flexibility, higher borrowing costs and less cash available for distribution to our stockholders, any of which could materially and adversely affect our results of operations, cash flows and financial condition.

Through our Private Label platform we engage in securitization transactions relating to real estate mortgage loans that expose us to potential material risks.

Securitizations and other similar transactions generally require us to incur short-term debt on a recourse basis to finance the accumulation of loans or other assets prior to securitization. If demand for investing in securitization transactions weakens, we may be unable to complete the securitization of loans accumulated for that purpose, which may adversely affect our financial results. In connection with engaging in securitization transactions, we perform due diligence with respect to the loans or other assets we are securitizing and make representations and warranties relating to those loans and assets.

Securitization transactions also require us to prepare marketing and disclosure materials, including term sheets, offering documents, and prospectuses, that include disclosures regarding the proposed securitization and the assets being securitized. If our marketing and disclosure materials are alleged or found to contain inaccuracies or omissions, we may be liable under federal and state law for damages to third parties that invest in these securitizations, including in circumstances where we relied on a third party in preparing accurate disclosures, and we may incur other expenses and costs in connection with disputing these allegations or settling claims. Additionally, we may retain various third-party service providers when we engage in securitization transactions, including special servicers, trustees, administrative and paying agents, and custodians, among others. We frequently contractually agree to indemnify these service providers against claims and losses they may suffer in connection with the provision of services to us and/or the securitization vehicle. To the extent any of these service providers are liable for damages to third parties that have invested in these securitization transactions, we may incur costs and expenses as a result of these indemnities.

The securitization market is subject to an evolving regulatory environment that may affect certain aspects of these activities.

As a result of past dislocation of the credit markets, the securitization market is subject to regulation. In particular, pursuant to the Dodd-Frank Act, various federal agencies have promulgated rules that require issuers in securitizations to retain at least 5% of the risk associated with the securities. To the extent we utilize the securitization market and retain this risk of loss through subordinate interests or B Piece bonds in our securitized debt transactions, we are exposed to losses earlier and to a greater extent than holders of more senior interests, which could reduce our returns on these transactions.

Our loans and investments may be subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

Our current investment strategy for our Structured Business emphasizes loans with both floating and fixed interest rates. Floating rate investments earn interest at rates that adjust from time to time (typically monthly) based upon an index, allowing this portion of our portfolio to be insulated from changes in value due to changes in interest rates. Fixed rate investments, however, may experience changes in value as interest rates change. The majority of our interest-earning assets and interest-bearing liabilities in our Structured Business have floating rates of interest. However, depending on market conditions, fixed rate assets may become a greater portion of our new loan originations. We may employ hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including treasury futures, interest rate and credit default swaps, caps, floors and other derivative products, however, no strategy can completely insulate us from the risks associated with interest rate changes. Hedging involves certain additional risks such as counterparty risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. We cannot give assurances that we will be able to enter into hedging transactions or that such hedging transactions will adequately protect us against the foregoing risks. In addition, hedges which are not highly correlated (and appropriately designated and documented as cash flow hedges) with a variable rate financing will impact our reported income as marked-to-market gains and losses will be recorded on our statement of income.

Hedging instruments may not be guaranteed by an exchange or its clearing house and involve risks and costs.

The cost of using hedging instruments increases during periods of rising and volatile interest rates and as the period covered by the instrument lengthens. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they currently are often not guaranteed by an exchange or clearing house. The enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty will most likely result in a default. Default by our counterparty may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot assure that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We enter into derivative contracts that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT, part of our investment strategy involves entering into derivative contracts that could require us to fund cash payments in the future under certain circumstances (e.g., the early termination of the derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract). The amount due would be equal to the unrealized loss of the open positions with the applicable counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.


Risks Relating to Regulatory Matters


If our Agency Business fails to comply with GSE and HUD program requirements, guidelines or oversight or is adversely affected by changes in applicable regulations or program standards, our costs could increase and our ability to conduct the Agency Business could be restricted, which could materially and adversely affect our results.

Our Agency Business is subject to the requirements, guidelines and oversight of the GSEs and HUD. These requirements include, among other things, minimum net worth, operational liquidity and collateral standards and quality control, reporting and recordkeeping obligations, and our compliance is subject to review and inspection by the GSEs, HUD and other regulatory authorities. These program requirements and regulations are subject to change and may impose additional capital, liquidity, reserve or collateral requirements, or otherwise increase the costs and operational burdens of originating, selling and servicing loans. If we fail to satisfy, or are unable to continue to satisfy, these requirements, we could be subject to heightened supervisory scrutiny, remedial actions, operational restrictions, sanctions or other enforcement measures, any of which could limit our ability to conduct Agency Business and could materially and adversely affect our business and financial results.

Failure to maintain certain qualifications and licenses could adversely affect our results of operations.

Current laws and regulations impose qualification and licensing obligations on our business, in addition to imposing requirements and restrictions affecting, among other things: loan originations, interest rates, finance and other fees that we may charge, disclosures to borrowers, the terms of secured transactions, collection, repossession and claims handling procedures, personnel qualifications and other trade practices. Our business is also subject to inspection by certain state regulatory authorities. Any failure to comply with these requirements could result in a variety of consequences, including, but not limited to, the loss of the licensure required to originate, sell, or service loans, the inability to procure additional approvals or licenses, the inability to enforce our contracts, and administrative enforcement actions.

Failure to maintain an exemption from regulation as an investment company under the Investment Company Act would adversely affect our results of operations.

We conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act of 1940 (the "Act"). Pursuant to Section 3(c)(5)(C) of the Act, entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate" are currently exempted from regulation thereunder. The SEC has provided guidance on the availability of this exemption and generally requires an exempt company to maintain at least 55% of its assets directly in "qualifying real estate interests." To be considered a qualifying real estate interest, an investment must meet various criteria. Loans that are secured by equity interests in entities that directly or indirectly own the underlying real property, rather than a mortgage on the underlying property itself, may not qualify for purposes of the 55% test. Mortgage-related securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may also not qualify for purposes of the 55% test. Therefore, our ability to invest in these types of loans and equity interests may be limited by the Act. There can be no assurance that the laws and regulations governing the applicability of the Act to REITs, including those of the SEC's regarding the 55% test, will not change in a manner that adversely affects our operations. To the extent that we do not comply with the 55% test, another exemption or exclusion from registration under the Act or if the SEC no longer permits our exemption, we may be classified as an investment company. In that event, we could, among other things, be required to either (a) substantially change the manner in which we conduct our operations to avoid registration or (b) register as an investment company, either of which could have an adverse effect on us and the market price of our common stock. If we were required to register as an investment company, we would become subject to regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Act) and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

One of our subsidiaries is required to register, and is subject to regulation, under the Investment Advisers Act.

One of our subsidiaries is subject to the extensive regulation prescribed by the Investment Advisers Act of 1940 (the "Advisers Act"). The SEC oversees our activities as a registered investment adviser under this regulatory regime. A failure to comply with the obligations imposed by the Advisers Act, including recordkeeping, advertising, operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in fines, censure, suspensions of personnel or investing activities or other sanctions, including revocation of our registration as an investment adviser. The regulations under the Advisers Act are designed to protect investors and other clients, and are not designed to protect holders of our publicly traded stock. Even if a sanction imposed against our subsidiary or its personnel involves a small monetary amount, the adverse publicity related to such sanction could harm our reputation and our relationship with our investors and impede our ability to raise additional capital. In addition, compliance with the Advisers Act requires us to incur additional costs, and these costs may be material.

The effects of government regulation could negatively impact the market value of loans.

Loans related to development projects bear additional risk in that government regulation could impact the value of the project by limiting the development of the property. If the proper approvals for the completion of the project are not granted, the value of the collateral may be adversely affected which may negatively impact the value of the loan.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, could materially and adversely affect our Agency Business.

Currently, the Agency Business originates most of its loans for sale through GSE and HUD programs and a substantial majority of our servicing rights are derived from loans we sell through GSE and HUD programs. Changes in the business charters, structure, or existence of one or both of the GSEs could eliminate or substantially reduce the number of loans we may originate with the GSEs, which in turn would lead to a reduction in our fee and interest income and our servicing revenue.

Conservatorships of the GSEs

The Federal Housing Finance Agency ("FHFA"), the GSEs' regulator, placed each GSE into conservatorship in 2008. The conservatorship is a statutory process designed to preserve and conserve the GSEs' assets and property and put them in a sound and solvent condition. The conservatorships have no specified termination dates and there continues to be significant uncertainty regarding the future of the GSEs, including how long they will continue to exist in their current forms, the extent of their roles in the housing markets and whether they will continue to exist following conservatorship.

Housing Finance Reform

In the past, federal legislation has been proposed to reform the housing finance system, including the GSEs. Several of the bills require the wind down or receivership of the GSEs within a specified period of enactment and place certain restrictions on the GSEs' activities prior to being wound down or placed into receivership. The Trump Administration has made comments indicating that housing finance reform may be on its agenda, however, it is unclear at this time what the Trump Administration's views are with respect to the future of the GSEs.

We expect Congress will continue to consider housing finance reform, including conducting hearings and considering legislation that could alter the housing finance system, including the activities or operations of the GSEs. We cannot predict the prospects for the enactment, timing or content of legislative proposals regarding the future status of the GSEs.

FHFA set its 2026 loan origination caps for Fannie Mae and Freddie Mac at $88 billion for each enterprise for a total opportunity of $176 billion (the "2026 Caps"), which is an increase from its 2025 Caps of $73 billion for each enterprise. FHFA stated they will continue to monitor the market and reserves the right to increase the 2026 Caps if warranted, however, they will not reduce the 2026 Caps if the market is smaller than initially projected. To promote affordable housing preservation, loans classified as supporting workforce housing properties will be exempt from the 2026 Caps. Workforce housing loans preserve rents at affordable levels in multifamily properties, typically without the use of public subsidies. The 2026 Caps will continue to mandate that at least 50% be directed towards mission driven, affordable housing, with affordability levels corresponding to 80%-120% of area median income, depending on the market. Our originations with the GSEs are highly profitable executions as they provide significant gains from the sale of our loans, non-cash gains related to MSRs and servicing revenues. Therefore, a decline in our GSE originations could negatively impact our financial results. We are unsure whether FHFA will impose stricter limitations on GSE multifamily production volume in the future.

Cybersecurity Risks

If we are unable to safeguard against cybersecurity breaches and cyberattacks with respect to our information systems, our business may be adversely affected.

Cybersecurity incidents and cyberattacks, which include malicious software, ransomware or terrorists attacks, unauthorized attempts to gain access to sensitive, confidential or otherwise protected information related to us and our customers, have been occurring globally at a more frequent and severe level and are expected to continue to increase in frequency and severity in the future. In the course of our business, we gather, transmit and retain confidential information through our information systems and through the systems of various third-party vendors and service providers on whom we rely, including cloud-based technology providers, data processors, property managers, servicers and other counterparties. Although we endeavor to protect confidential information through the implementation of security technologies, processes and procedures, it is possible that an individual or group could penetrate our security systems or those of our third-party providers and access sensitive information about our business, borrowers and employees. Any misappropriation, loss or unauthorized disclosure of confidential information gathered, stored or used by us or by our third-party providers could have a material impact on the operation of our business, including damaging our reputation with our borrowers, employees, third parties and investors. We could also incur significant costs in implementing additional security measures and organizational changes, implementing additional protection technologies, training employees or engaging consultants and addressing disruptions to critical services, loan closings or servicing activities resulting from cybersecurity incidents involving third-party providers. In addition, we could become subject to litigation from any cybersecurity breach or from disruptions caused by third-party cybersecurity incidents.

We have not experienced any material misappropriation, loss or unauthorized disclosure of confidential or personally identifiable information as a result of a cybersecurity breach or other act, however, a cybersecurity breach or other act and/or disruption to our information technology systems or to the information technology systems of our third-party providers could have a material adverse effect on our business, financial condition or results of operations. Our ability to monitor and influence the cybersecurity practices of third-party providers is limited, and while we seek to influence their practices through cybersecurity requirements and protocols in our contracts with such third-party providers, their security measures may not be sufficient to prevent or mitigate incidents that could adversely affect us. Additionally, the regulatory and disclosure landscape related to cybersecurity continues to evolve. Recently adopted rules require additional disclosures in our periodic reports about our cybersecurity risk management, strategy and governance and about material cybersecurity incidents. Failure to maintain effective cybersecurity controls, to properly assess and manage cyber risks, or to timely detect, respond to and disclose cybersecurity incidents in accordance with applicable laws and regulations could subject us to regulatory investigations or enforcement actions, stockholder or other litigation, and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Corporate and Ownership Structure

ACM and our chief executive officer have significant influence over our policies and strategies.

Our chairman, chief executive officer and president is also the chief executive officer of ACM, and beneficially owns approximately 35% of the outstanding membership interests of ACM. ACM has approximately 6% of the voting power of our outstanding stock at December 31, 2025. As a result of our chief executive officer's beneficial ownership of stock held by ACM, as well as his beneficial ownership of additional shares of our common stock, our chief executive officer has approximately 7% of the voting power of our outstanding stock at December 31, 2025. Because of his positions with us and ACM, and his ability to effectively vote a substantial minority of our outstanding stock, our chief executive officer has significant influence over our policies and strategy.

Our charter generally does not permit anyone to own in excess of 5% of our capital stock, and attempts to acquire our capital stock in excess of this limit are ineffective without prior approval from our Board of Directors which could discourage a change of control of us.

In order to qualify as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. To prevent that from occurring, our charter provides that, subject to certain exceptions, no person, including entities, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of the aggregate value or number of shares (whichever is more restrictive) of our outstanding common stock, or more than 5%, by value, of our outstanding shares of stock of all classes or series, in the aggregate.

While these restrictions are designed to prevent any five individuals from owning more than 50% of our shares, they could also discourage a change in control of our company. These restrictions may also deter tender offers that may be attractive to stockholders or limit the opportunity for stockholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Our charter's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. Shares of our stock that would otherwise be directly or indirectly acquired or held by a person in violation of the ownership limitations are, in general, automatically transferred to a trust for the benefit of a charitable beneficiary, and the purported owner's interest in such shares is void. In addition, any person who acquires shares in excess of these limits is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

Our Board of Directors have approved resolutions under our charter allowing our chief executive officer and ACM, in relation to our chief executive officer's controlling equity interest, a former director, as well as four outside investors, to own more than the ownership interest limit of our common stock stated in our charter.

Our staggered board and other provisions of our charter and bylaws may prevent a change in our control.

Our Board of Directors is divided into three classes of directors. The current terms of the Class II, Class III and Class I directors will expire in 2026, 2027 and 2028, respectively. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our charter and bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Our Status as a REIT

If we fail to remain qualified as a REIT, we will be subject to corporate tax and could face a substantial tax liability.

We conduct our operations to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

- we would be taxed as a domestic corporation, which, among other things, means we would be unable to deduct distributions to stockholders in computing taxable income and would be subject to federal income tax on our taxable income at corporate rates;
- any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and
- unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we hold some of our assets through taxable subsidiary corporations, the income of which is subject to federal and state income tax.

The Agency Business may have adverse tax consequences.

As REITs, we and our subsidiary, Arbor Realty SR, Inc. ("ARSR") generally may not directly hold certain assets and conduct certain operations in connection with the Agency Business. As a result, we are holding those assets and operations through taxable REIT subsidiaries (each, a TRS) of ARSR, which are subject to corporate income tax. Moreover, under the REIT asset tests, no more than 20% of our total gross assets may consist of the stock or other securities of one or more TRSs. In addition, although dividends payable by TRSs constitute qualifying income for purposes of the 95% REIT gross income test, they are non-qualifying income for purposes of the 75% REIT gross income test. Accordingly, if the value of our Agency Business or the income generated thereby increases relative to the value of our other, REIT-compliant assets and income, we or ARSR may fail to satisfy one or more of the Internal Revenue Code requirements applicable to REITs. Although the Agency Business is not expected to adversely affect our ability, or that of ARSR, to continue to qualify as a REIT in the future, no assurances can be given in that regard.

The "taxable mortgage pool" rules may increase the taxes that we may incur and reduce the amount of our distributions to our stockholders.

Certain of our securitizations have resulted in the creation of taxable mortgage pools for federal income tax purposes. So long as 100% of the equity interests in a taxable mortgage pool are owned by an entity that qualifies as a REIT, including ARSR, we would generally not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other tax benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. To the extent that we elect to retain excess inclusion income attributable to the taxable mortgage pool rather than passing it through to our stockholders, we may incur corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to our stockholders by the amount of tax paid by us.

The "taxable mortgage pool" rules may limit the manner in which we effect future securitizations.

Certain of our securitization and other financing transactions could result in us, or a portion of our assets, to be treated as a taxable mortgage pool for federal income tax purposes. If we enter into such transactions, we could be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization and financing transactions.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities generally cannot comprise more than 10% of the outstanding voting securities, or more than 10% of the total value of the outstanding securities, of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than assets which qualify for purposes of the 75% asset test) may consist of the securities of any one issuer, and no more than 20% of the value of our total assets may be represented by securities of one or more TRSs. If we fail to comply with these requirements, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments, or, if we fail to liquidate the applicable investments, we may lose our status as a REIT.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay dividends to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our taxable income each year to our stockholders. In order to qualify for the tax benefits afforded to REITs, we intend to declare quarterly dividends and to make distributions to our stockholders in amounts such that we distribute all or substantially all of our taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described in this report. In the event of a future downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay quarterly dividends. The timing and amount of dividends are in the sole discretion of our Board of Directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our board may deem relevant.

Among the factors that could adversely affect our results of operations and impair our ability to make distributions to our stockholders are:

- use of funds and our ability to make profitable structured finance investments;
- defaults in our asset portfolio or decreases in the value of our portfolio;
- anticipated operating expense levels may not prove accurate, as actual results may vary from estimates; and
- increased debt service requirements, including those resulting from higher interest rates on variable rate indebtedness.

A change in any one of these factors could affect our ability to make distributions. If we are not able to comply with the restrictive covenants and financial ratios contained in credit and repurchase facilities and unsecured debt, our ability to make distributions to our stockholders may also be impaired. We cannot assure that we will be able to make distributions to our stockholders in the future or that the level of any distributions we make will increase over time.

We may need to borrow funds to satisfy our REIT distribution requirements, and a portion of our distributions may constitute a return of capital. Debt service on any borrowings for this purpose will reduce our cash available for distribution.

To qualify as a REIT, we must generally, among other requirements, distribute at least 90% of our taxable income, subject to certain adjustments, to our stockholders each year. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations we could be required to borrow funds, issue stock or sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

The U.S. Congress has enacted, and may continue to enact, significant tax legislation that could affect REITs, their stockholders and our TRS. The Tax Cuts and Jobs Act enacted in 2017 (the "TCJA") made substantial changes to the Internal Revenue Code, including reducing the corporate federal income tax rate (which impacts our TRSs) from 35% to 21%, limiting the deductibility of business interest expense and net operating losses, and providing a deduction generally equal to 20% of ordinary REIT dividends (other than capital gain dividends or "qualified dividend income"), which reduced the top marginal federal income tax rate on such dividends for individual U.S. stockholders. A portion of our dividends (including dividends attributable to our TRSs) may also qualify as "qualified dividend income," which is currently subject to preferential tax rates, and certain U.S. stockholders may be subject to an additional 3.8% Medicare tax on dividends and gains from the sale of our common stock.

Subsequent legislation has introduced additional complexity and uncertainty. The Inflation Reduction Act of 2022 (the "IRA") added, among other provisions, a corporate alternative minimum tax based on book income and an excise tax on certain stock repurchases, effective beginning in 2023. In addition, the American Rescue Plan Act of 2021 (the "ARPA") expanded the scope of Section 162(m) of the Internal Revenue Code to include five additional covered employees, with such expansion scheduled to take effect beginning in 2027. Although these limitations were not applicable to us in prior periods, changes to the definition of a controlled group under the One Big Beautiful Bill Act enacted in July 2025 (the "OBBBA") will subject both the REIT and our TRSs to the compensation deduction limitations under Section 162(m) of the Internal Revenue Code, including the expanded group of covered employees. As a result, these provisions could increase our effective tax rate and adversely affect the overall tax efficiency of our corporate structure. The OBBBA also permanently extended certain provisions of the TCJA, modified and reinstated favorable tax treatment for certain business-related items, and imposed new limitations and conditions on various tax deductions, with key provisions becoming effective beginning in 2026.

Future legislative, regulatory or administrative changes, including amendments to or reinterpretations of the TCJA, IRA, ARPA, OBBBA and Section 162(m), or other tax laws, could alter the tax treatment of REITs, our TRSs or our stockholders. Any such changes could increase our tax liability, reduce cash available for distribution, adversely affect the after-tax return to our stockholders, or otherwise negatively impact our business, financial condition, results of operations and the market price of our common stock.

General Risks

The price of our common stock may be volatile.

The trading price of our common stock may be highly volatile and could be subject to a number of factors beyond our control, including: (1) the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies; (2) our financial performance; (3) coordinated buying and selling activity by market participants, including market manipulation and short-seller reports; (4) publication of information in the media, including online blog and social media about our Company by third parties; and (5) general market conditions.

The market value of our stock is based primarily on the market's perception of our growth potential and our current and future earnings and dividends. Consequently, our common stock may trade at prices that are higher or lower than our book value per share of common stock. If our future earnings or dividends are less than expected, it is likely that the market price of our common stock will diminish.

At times, stock markets experience extreme price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations may be unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions and interest rate changes, may negatively impact the market price of our common stock. If the market price of our common stock declines, you may not realize any return on your investment and may lose some or all of your investment.

Companies that experience volatility in the market price of their stock may be subject to securities class action litigation. We are currently the target of this type of litigation as described in Note 15. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could also harm our business.

A major public health crisis, including a pandemic, could cause severe disruptions to the U.S. and global economies and to our business and may have an adverse impact on our business, results of operations and financial condition.

A major public health crisis, including a pandemic, could cause significant disruptions to the U.S. and global economies. For example, the COVID-19 pandemic resulted in travel bans, quarantines, layoffs and business shutdowns, causing negative long-term macroeconomic effects on inflation, interest rates, capital markets, labor shortages, property values and global supply chains, which had an adverse impact on our business, results of operations and financial condition. Depending on the severity and duration, any such major public health crisis, including any consequential adverse macroeconomic effects, has caused, and may in the future, cause the following:

- declines in the value of our assets, including our loan and securities portfolios, which could result in margin calls and other mandatory prepayments under the credit facilities we use to finance those assets;
- increases in payment delinquencies from our borrowers resulting in additional credit losses;
- increases in loan modifications to our borrowers which could adversely impact our results of operations and financial condition;
- increases in the cost to obtain financing and other adverse effects of obtaining financing under terms and conditions that are less favorable to us, and if conditions worsen, could prevent us from obtaining financing at all;
- in the event of any forced sales of the securities and other assets that secure our credit and other financing arrangements, such sales may be on terms less favorable to us than might otherwise be available under normal conditions, which could result in losses;
- disruptions in the credit markets causing a negative impact on our ability to execute on securitizations, which may have an adverse effect on our liquidity and results of operations; and
- material negative effect on our results of operations, and, in turn, on cash available for distribution to our stockholders, on the value of our assets and on the market price of our common stock.

Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, the global financial markets and global political conditions. Such conditions could include, among others, political unrest, war, such as the ongoing war with Russia and Ukraine, ongoing tensions in the Middle East, and tensions between the U.S. and Venezuela, among others, tariff and trade disputes, or natural disasters or global pandemics. The U.S. and global economies are facing higher inflation and interest rates and recession risks. Such factors include a weak or declining economy or political disruption, including any international trade disputes, could exacerbate constraints that could adversely affect our business.

Major bank failure or sustained financial market illiquidity could adversely affect our business, financial condition and results of operations.

We face certain risks in the event of a sustained deterioration of domestic or international financial market liquidity. We may be unable to access funds in our deposit accounts on a timely basis. Any resulting need to access other sources of liquidity or short-term borrowing would increase our costs. In the event of a major bank failure, we could face major risks to the recovery of our bank deposits. Separately, although a majority of our cash is currently on deposit with major financial institutions, our balances often exceed insured limits. While we are not currently aware of any liquidity issues directly impacting the financial institutions where we hold cash deposits or securities, if financial liquidity deteriorates, there can be no assurance we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

We depend on key personnel for our future success, the loss of whom could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, on our ability to hire and retain a sufficient number of qualified personnel, including our executive officers. The nature of our executive officers' experience and the extent of the relationships they have developed with owners of multifamily and commercial properties and financial institutions are important to our success. We cannot assure their continued employment as our officers. The loss of services of certain of our executive officers could harm our business.

The adverse resolution of a lawsuit could have a material adverse effect on our financial condition and results of operations.

The adverse resolution of litigation brought against us or any of our assets could have a material adverse effect on our financial condition and results of operations. See Note 15 for information on litigation matters.

The impact of any terrorist attacks and the availability of terrorism insurance expose us to certain risks.

Any terrorist attacks, the anticipation of any such attacks, and the consequences of any military or other response by the U.S. and its allies may have an adverse impact on the U.S. financial markets, real estate markets and/or the economy in general. We cannot predict the effect that any such events would have on our business or the credit quality of our loans and investments.

The Terrorism Risk Insurance Act ("TRIA") requires insurers to make terrorism insurance available under their property and casualty insurance policies in order to receive federal compensation under TRIA for insured losses. However, this legislation does not regulate the pricing of such insurance. The absence of affordable insurance coverage may adversely affect the real estate lending market, lending volume and the market's overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties that we invest in are unable to obtain affordable insurance coverage, the value of those investments could decline and in the event of an uninsured loss, we could lose all or a portion of our investment.

The impact of any future laws, and amendments to current laws, may impact our business.

Future federal and state legislation could impose additional obligations or restrictions with respect to our business, adversely impacting our revenue and/or expenses. It is difficult to predict the exact nature of any future legislative or regulatory initiatives and the extent to which they may impact our business, financial condition, or results of operations.

Environmental, social and governance matters may cause us to incur additional costs and affect the attractiveness of our stock to investors.

Stockholder, public and governmental expectations and pressure have been increasing with respect to corporate responsibility, sustainability and other environmental, social and governance ("ESG") matters. Stockholder advisory services and other organizations have developed and published, and others may in the future develop and publish, rating systems and other scoring and reporting mechanisms to evaluate and compare our ESG performance with that of others in our industry. These ratings systems frequently change, and scores are often based on a relative ranking which may cause our scores to deteriorate if peer rankings improve. In addition, current stockholders and prospective investors may use these ratings, and/or their own internal ESG benchmarks, to determine whether, and to what extent, they may choose to invest in our securities, engage with us to advocate for improved ESG performance or disclosure, make voting decisions as stockholders, or take other actions to hold us and our Board of Directors accountable with respect to ESG matters.

Some legislatures, government agencies and listing exchanges have mandated or proposed, and others may in the future further mandate, certain ESG disclosure or performance. The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve. In addition, there is growing anti-ESG sentiment in the U.S. that may conflict with other regulatory requirements, resulting in regulatory uncertainty. As a result, our selection of ESG disclosure frameworks and topics may change from time to time, may result in a lack of comparative data from period to period, or differ from the expectations of our stockholders and other stakeholders. We may also face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards or expectations of stockholders, prospective investors, lawmakers, listing exchanges or other stakeholders, including third-party rating services, and our actions or disclosures that are intended to address the expectations of certain stakeholders may be viewed by others as insufficient, excessive or misaligned with their views. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact the value of our stock and related cost of capital, and limit our ability to fund future growth, or result in increased investigations and litigation or threats thereof.

Climate change could have an adverse effect on both our borrowers and our financial condition and results of operations.

As we operate nationwide, the activities of our borrowers could be adversely affected by climate change. Climate change could manifest as a financial risk to us, either through changes in the physical climate or from the process of transitioning to a lower-carbon economy. Both physical risks and transition risks associated with climate change could have negative impacts on the financial condition or creditworthiness of our borrowers, and on our overall exposure. Climate-related physical risks include the increased frequency or severity of acute weather events, such as floods, wildfires and tropical storms, and chronic shifts in the climate, such as persistent changes in precipitation levels, rising sea levels, or increases in average ambient temperature.

Potential adverse impacts of climate-related physical risks include:

- declination in asset values, due to, among other events, the destruction or degradation of property;
- reduced availability or increased cost of insurance for our borrowers; and
- interruptions to business operations, including supply chain disruption.

Transition risks arise from shifts to a lower-carbon and more climate-friendly future, such as changes in public policy, adoption of new technologies, or changes in demand for more eco-friendly living environments. Examples of such are as follows:

- increased operational and compliance costs driven by changes in climate-related policy;
- increased energy costs driven by governmental actions and initiatives such as decarbonization policies; and
- damage to our reputation, including due to any perception that our business practices are contrary to the preferences of different stakeholders.

We continue to incorporate AI solutions, and challenges with properly managing its use and failing to effectively develop AI, could result in reputational harm, competitive harm and legal liability, and adversely affect our results of operations.

We continue to incorporate AI solutions, including machine learning and generative AI tools that collect, aggregate, and analyze data to assist in the development of our services and products and in the use of internal tools that support our business. The introduction and incorporation of AI technologies may result in unintended consequences or other new or expanded risks and liabilities. If the content, analyses or recommendations that AI applications assist in producing are, or are alleged to be, deficient, inaccurate or biased, such as due to limitations in AI algorithms, insufficient or biased base data or flawed training methodologies, our business, financial condition, results of operations and reputation may be adversely affected. Furthermore, if we are unable to remain competitive by continuing to develop and provide enhancements, new features, and integrations for our existing technology offerings and platform, our business could be harmed. Additionally, AI technology is continuously evolving, and we may incur costs to adopt and deploy AI technologies that could become obsolete earlier than expected, and there can be no assurance that we will realize the desired or anticipated benefits from AI. Also, our competitors or other third parties may incorporate AI into their products and services more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

In addition to competitive risks, the incorporation of AI into our technological framework poses ethical and cybersecurity risks, as well as the regulatory risks associated with compliance with state and national laws and regulations. The technologies underlying AI are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. While new AI initiatives, laws, and regulations are emerging and evolving, what they ultimately will look like remains uncertain, and our obligation to comply with them could entail significant costs, negatively affect our business, or limit our ability to incorporate certain AI capabilities into our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our management recognizes the critical importance of addressing cybersecurity threats and risks to our business and operations. Therefore, we have established a framework to assess, respond to, and manage material risks arising from cybersecurity threats.

Our chief technology officer and the Cybersecurity Incident Response Team ("IRT") are responsible for assessing and managing cybersecurity risks. The IRT is comprised of individuals with expertise in information security, technology, legal and risk management. The IRT continually monitors cybersecurity incidents and potential threats. It liaises with external cybersecurity experts and industry partners to stay current on emerging threats and best practices. The diverse expertise of the IRT members enables comprehensive risk assessment and timely responses to mitigate the potential impact of breaches or other cybersecurity incidents.

We actively engage consultants, outside counsel and other technology experts to enhance our cybersecurity risk management processes, who perform regular assessments and evaluations of the effectiveness of our cybersecurity measures. In addition to third-party engagements, we maintain oversight of cybersecurity risks associated with our use of third-party service providers. Vendor management processes are employed to evaluate vendors' cybersecurity practices, assess risk position and implement measures to mitigate potential threats arising from these external relationships.

The Board of Directors has been designated to oversee cybersecurity risk management. Its members possess diverse expertise, which enables them to effectively evaluate the adequacy of our cybersecurity measures and challenge management's approach when necessary. The chief technology officer provides regular updates to our chief executive officer and Board of Directors on cybersecurity risks, ongoing initiatives, incidents, response activities and strategies. The Board of Directors acknowledges cybersecurity as a strategic risk and a priority for the Company. The Board of Directors is actively involved in the oversight of our cybersecurity risk management efforts, which is one of our core components of our enterprise risk management, ensuring alignment with our overall business objectives.

Our commitment to cybersecurity resilience is rooted in the collaborative efforts between management, the IRT and the Board of Directors. The Board of Directors is briefed twice annually by our chief technology officer and on an as needed basis when, and if, threats materialize. To date, cybersecurity incidents and risks have not materially affected us, including our business strategy, results of operations, or financial condition.

For more details on our cybersecurity risk management, please refer to the relevant sections of this Form 10-K.

Item 2. Properties

Our principal corporate offices are located in leased space at 333 Earle Ovington Boulevard, Uniondale, New York, 11553.

Item 3. Legal Proceedings

Information with respect to certain legal proceedings is set forth in Note 15 and is incorporated herein by reference.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ABR." On February 13, 2026, there were approximately 136,000 record holders of our common stock, including persons holding shares in broker accounts under street names.

We are organized and conduct our operations to qualify as a REIT, which requires that we distribute at least 90% of our taxable income. No assurance, however, can be given as to the amounts or timing of future distributions as such distributions are subject to our taxable earnings, financial condition, capital requirements and such other factors as our Board of Directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

This information will be contained in our definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days following the end of our fiscal year and is incorporated herein by reference.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth all common stock purchases made by or on behalf of us and any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act, during each of the indicated periods ($ in thousands, except share and per share data).

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
October 1 - 31, 2025	—	$ —	—	$ 138,591
November 1 - 30, 2025	71,800	8.72	—	$ 138,591
December 1 - 31, 2025	257,796	7.78	257,796	$ 136,585
	329,596	$ 7.98	257,796	

[1] Amount represents the total amount available under our share repurchase program approved by our Board of Directors in 2023.

Stockholder Return

The graph below compares the cumulative total stockholder return for our common stock with the Russell 2000 Index, the Nareit Mortgage REITs Index and the Nareit All REITs Index for the five-year period from December 31, 2020 to December 31, 2025. The graph assumes a $100 investment on January 1, 2021, and the reinvestment of any dividends. This graph is not necessarily indicative of future stock price performance. The information included in the graph and table below was obtained from 2025 Russell Investment Group.

Total Return Performance



Index	Period Ending					
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Arbor Realty Trust, Inc	$ 100.00	$ 139.42	$ 110.57	$ 143.93	$ 148.67	$ 94.07
Russell 2000	$ 100.00	$ 114.82	$ 91.35	$ 106.82	$ 119.14	$ 134.40
FTSE Nareit Mortgage REITs	$ 100.00	$ 115.64	$ 84.86	$ 97.89	$ 98.24	$ 113.98
FTSE Nareit All REITs	$ 100.00	$ 139.88	$ 104.76	$ 116.79	$ 121.85	$ 123.88

In accordance with SEC rules, this "Stockholder Return" section shall not be incorporated by reference into any of our future filings under the Securities Act or the Exchange Act and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the sections of this report entitled "Forward-Looking Statements" and "Risk Factors," along with the historical consolidated financial statements including related notes, included in this report.

Overview

Through our Structured Business, we invest in a diversified portfolio of structured finance assets in the multifamily, SFR and commercial real estate markets, primarily consisting of bridge loans, in addition to mezzanine loans, junior participating interests in first mortgages and preferred equity. We also invest in real estate-related joint ventures and may directly acquire real property and invest in real estate-related notes and certain mortgage-related securities.

Through our Agency Business, we originate, sell and service a range of multifamily finance products through Fannie Mae and Freddie Mac, Ginnie Mae, FHA and HUD. We retain the servicing rights and asset management responsibilities on substantially all loans we originate and sell under the GSE and HUD programs. We are an approved Fannie Mae DUS lender, seller/servicer nationally, a Freddie Mac Optigo® Conventional Loan and SBL lender, seller/servicer nationally and a HUD MAP and LEAN senior housing/ healthcare lender nationally. We also originate and retain the servicing rights on permanent financing loans underwritten using the guidelines of our existing agency loans sold to the GSEs, which we refer to as "Private Label" loans and originate and sell finance products through CMBS programs. We either sell the Private Label loans instantaneously or pool and securitize them and sell certificates in the securitizations to third-party investors, while retaining the highest risk bottom tranche certificate of the securitization.

We conduct our operations to qualify as a REIT. A REIT is generally not subject to federal income tax on its taxable income that is distributed to its stockholders; provided that at least 90% of its taxable income is distributed and provided that certain other requirements are met.

Our operating performance is primarily driven by the following factors:

Net interest income earned on our investments. Net interest income represents the amount by which the interest income earned on our assets exceeds the interest expense incurred on our borrowings. If the yield on our assets increases or the cost of borrowings decreases, this will have a positive impact on earnings. However, if the yield earned on our assets decreases or the cost of borrowings increases, this will have a negative impact on earnings. Net interest income is also directly impacted by the size and performance of our asset portfolio. We recognize the bulk of our net interest income from our Structured Business. Additionally, we recognize net interest income from loans originated through our Agency Business, which are generally sold within 60 days of origination.

Fees and other revenues recognized from originating, selling and servicing mortgage loans through the GSE and HUD programs. Revenue recognized from the origination and sale of mortgage loans consists of gains on sale of loans (net of any direct loan origination costs incurred), commitment fees, broker fees, loan assumption fees and loan origination fees. These gains and fees are collectively referred to as gain on sales, including fee-based services, net. We record income from MSRs at the time of commitment to the borrower, which represents the fair value of the expected net future cash flows associated with the rights to service mortgage loans that we originate, with the recognition of a corresponding asset upon sale. We also record servicing revenue which consists of fees received for servicing mortgage loans, net of amortization on the MSR assets recorded. Although we have long-established relationships with the GSE and HUD agencies, our operating performance would be negatively impacted if our business relationships with these agencies deteriorate. Additionally, we also recognize revenue from originating, selling and servicing our Private Label loans.

One of our core business strategies is to generate additional agency lending opportunities by refinancing our multifamily balance sheet bridge loan portfolio when it is practical and appropriate to do so. We execute this strategy by underwriting the multifamily bridge loans we originate to a potential future agency financing. We then continue to work with our borrowers on this execution through the life cycle of the multifamily bridge loan. When effective, this strategy allows us to recapture refinancing opportunities, deleverage our balance sheet, and generate additional income streams through our capital-light Agency Business.

Income earned from other structured investments. Our other structured investments are primarily comprised of investments in equity affiliates, which represent unconsolidated joint venture investments formed to acquire, develop and/or sell real estate-related assets. Operating results from these investments can be difficult to predict and can vary significantly period-to-period. We also periodically receive distributions from our equity investments. It is difficult to forecast the timing of such payments, which can be substantial in any given quarter. We account for structured transactions within our Structured Business.

Credit quality of our loans and investments, including our servicing portfolio. Effective portfolio management is essential to maximize the performance and value of our loan and investment and servicing portfolios. Maintaining the credit quality of the loans in our portfolios is of critical importance. Loans that do not perform in accordance with their terms may have a negative impact on earnings and liquidity.

Significant Developments During 2025

Financing and Capital Markets Activity.

- Entered into a $1.22 billion repurchase facility to refinance loans previously held in our CLOs. The facility has a 24-month reinvestment period through March 2027. The facility has an interest rate of SOFR plus 1.85% and matures at the latest maturity date of all purchased assets, which is currently June 2028;

- Terminated five credit and repurchase facilities with a total committed amount of $1.13 billion;

- Issued $500.0 million of 7.875% senior unsecured notes due 2030 and $400.0 million of 8.50% senior unsecured notes due 2028 through private offerings. A portion of the net proceeds were used to repay the outstanding 7.50% convertible senior notes and the 7.75% senior notes, and will be used to repay the 5.00% senior notes due April 2026 totaling $557.5 million;

- Closed two new CLO vehicles (BTR CLO 1 and CLO 20) totaling $1.85 billion, of which $1.62 billion consisted of investment grade notes. We retained $41.0 million of the investment grade notes, along with the below investment grade notes totaling $236.1 million;

- Unwound CLOs 14, 16 and 19, redeeming the remaining $1.56 billion of outstanding notes and paid down outstanding notes on existing securitizations totaling $841.7 million; and

- Raised net proceeds of $70.6 million from the issuance of 5,898,957 shares of common stock under our ATM program at an average price of $11.97 per share.

Structured Business Activity.

- Balance sheet portfolio of $12.11 billion, as loan originations of $3.52 billion outpaced loan runoff totaling $2.21 billion;

- Modified 43 loans with a total UPB of $1.71 billion, of which 36 loans were modified to provide temporary rate relief through a pay and accrual feature, see Note 3 for details;

- Received cash distributions totaling $81.5 million and recognized income of $54.3 million from our equity investments in the Lexford Portfolio ("Lexford") and a residential mortgage banking business, see Note 8 for details; and

- Foreclosed on and took back the underlying collateral on 21 loans with a total net carrying value of $590.5 million and charged-off $52.8 million of specific CECL reserves. We sold the underlying collateral on 8 of these foreclosures with a total net carrying value of $193.1 million. In addition, we sold 2 existing REO assets with a net carrying value of $72.0 million.

Agency Business Activity.

- Servicing portfolio of $36.20 billion (up $2.73 billion) with loan originations totaling $5.07 billion, which includes $669.4 million of new Agency loans that were recaptured from our Structured Business runoff.

Subsequent Event.

- In January and February 2026, we repurchased 2,444,860 shares of our common stock under our share repurchase program at a total cost of $18.0 million and an average cost of $7.38 per share; and

- In 2026, we foreclosed on two loans with a total UPB of $33.9 million.

Current Market Conditions, Risks and Recent Trends

During 2025, the Federal Reserve has lowered the federal funds rate three times totaling a 75-basis point reduction. General consensus is that the Federal Reserve may continue to lower rates during 2026. The high-interest rate environment, that has persisted longer than anticipated, could persist even longer if certain key economic indicators, such as inflation, fail to align with the Federal Reserve's expectations. Although short-term interest rates have declined, long-term interest rates remain highly volatile since the announcement of the current administration's imposition of increased tariffs and macroeconomic uncertainty. Analysts currently hold mixed expectations regarding the future trajectory of long-term rates in 2026 due to the uncertainty regarding long-term inflation, fiscal policy, increased federal spending and larger deficits as a result of the recent enactment of the OBBBA, as described below.

As a result of the significant volatility in rates, the unpredictable impact of the tariff negotiations, including certain litigations in connection with the tariffs, and the OBBBA, it is very difficult to predict where short and long-term rates will settle during 2026.

This elevated and unpredictable rate environment has resulted in, and may continue to result in, increased payment delinquencies and defaults, increased loan modifications and foreclosures and declining real estate values of certain asset classes, all of which have impacted, and may continue to impact, our future results of operations, financial condition, business prospects and ability to make distributions to our stockholders. Additionally, this high-interest rate environment has limited our ability to resolve delinquent loans, leading to additional foreclosures and REO assets on our balance sheet, all of which could have a further material adverse effect on our future results of operations, financial condition, liquidity and ability to make distributions to our stockholders. When we foreclose on assets as REO, we typically seek to reposition them to maximize value and support an orderly disposition. Our repositioning efforts may include implementing enhanced property management, completing targeted capital improvements and deferred maintenance, re-leasing vacant space, renewing or restructuring leases, and pursuing other stabilization initiatives intended to improve occupancy, cash flow and marketability. Depending on market conditions and asset-specific considerations, we generally pursue a disposition strategy through sale to third parties, and in certain circumstances may explore alternative exit options such as recapitalizations, joint venture arrangements or other transactions intended to optimize recoveries and reduce our REO exposure.

We employ rigorous risk management and underwriting practices to proactively maintain the quality of our loan portfolio and work very closely with borrowers to mitigate potential losses, while safeguarding the integrity of our portfolio, which may result in the continuation of modifying loan terms. Given the current elevated interest rate environment, we cannot guarantee that our loan portfolio will continue to perform under the current loan terms.

In general, a rising or high-interest rate environment positively impacts our net interest income since our structured loan portfolio exceeds our corresponding debt balances, and the vast majority of our loan portfolio is floating rate based on SOFR. Additionally, since a sizable portion of our debt consists of fixed-rate instruments (such as senior unsecured notes), as compared to our structured loan portfolio, the increase in interest income from high interest rates tends to outpace the rise in interest expense on our debt. Furthermore, our earnings on escrows and cash balances also benefit from an elevated rate environment. However, the prolonged period of elevated interest rates has also led to a significant increase in loan delinquencies, modifications, foreclosures and decreases in loan originations and cash and escrow balances, which is having, and may continue to have, a negative impact on our net interest income. Additionally, the prolonged high-interest rate environment has contributed to a decline in certain commercial real estate values, leading to increased reserves, when the collateral value is considered insufficient to fully repay the loans.

The above mentioned short-term interest rate reductions have resulted, and will continue to result, in a decrease in the net interest income on our floating rate loan book and reductions in the earnings on our cash and escrow balances. For additional details, see "Quantitative and Qualitative Disclosures about Market Risk" below.

The elevated and volatile interest rates, along with geopolitical uncertainty, has caused some disruptions in certain segments of the financial services, real estate and credit markets. As stated earlier, this environment has also caused a decrease in the performance of certain of our assets, leading to increased defaults and delinquencies. If our borrowers and their tenants continue to be impacted by these adverse economic and market conditions, or by the other risks disclosed in our filings with the SEC, it could have a material adverse effect on our liquidity and capital resources. Despite these periodic disruptions, we have been successful in raising capital through various vehicles, when needed, to continue to operate and strengthen our business. Additionally, although the majority of our cash is currently on deposit with major financial institutions, our balances often exceed insured limits. We limit the exposure relating to these balances by diversifying them among various counterparties. Generally, deposits may be redeemed upon demand and are maintained at financial institutions with reputable credit and, therefore, we believe we bear minimal credit risk.

We are a national originator with Fannie Mae and Freddie Mac, and the GSEs remain the most significant providers of capital to the multifamily market. FHFA set its 2026 Caps for Fannie Mae and Freddie Mac at $88 billion for each enterprise for a total opportunity of $176 billion, which is an increase from its 2025 Caps of $73 billion for each enterprise. FHFA stated they will continue to monitor the market and reserves the right to increase the 2026 Caps if warranted, however, they will not reduce the 2026 Caps if the market is smaller than initially projected. To promote affordable housing preservation, loans classified as supporting workforce housing properties will be exempt from the 2026 Caps. Workforce housing loans preserve rents at affordable levels in multifamily properties, typically without the use of public subsidies. The 2026 Caps will continue to mandate that at least 50% be directed towards mission driven, affordable housing, with affordability levels corresponding to 80%-120% of area median income, depending on the market. Our originations with the GSEs are highly profitable executions as they provide significant gains from the sale of our loans, non-cash gains related to MSRs, and servicing revenues. We are also unsure whether FHFA will impose stricter limitations on GSE multifamily production volume in the future.

On July 4, 2025, the OBBBA was enacted into law. This comprehensive legislation introduces wide-ranging changes to federal tax policy, entitlement programs, immigration enforcement and infrastructure investment. The OBBBA includes potential changes to broader corporate tax provisions that may affect certain aspects of our business operations and tax exposure over the course of the next few years. Additionally, various indirect components of the legislation, such as modifications to entitlement funding, increased federal spending and shifts in fiscal and regulatory priorities, may influence the capital markets, interest rate environment and demand for commercial real estate finance. We are reviewing the potential implications of the new law, including interpretive guidance related to corporate taxation, and as a result of the complexity of the legislation and the evolving nature of its implementation, it is difficult to predict the effects of this legislation on our business, financial condition, results of operations or the real estate markets in general.

Changes in Financial Condition

Assets – Comparison of balances at December 31, 2025 to December 31, 2024:

Our Structured loan and investment portfolio balance was $12.11 billion and $11.30 billion at December 31, 2025 and 2024, respectively. This increase was primarily due to loan originations exceeding loan runoff by $1.31 billion (see below for details), partially offset by loans we foreclosed on and received ownership of the underlying collateral as REO assets.

The portfolio had a weighted average current interest pay rate of 6.49% and 6.90% at December 31, 2025 and 2024, respectively. Including certain fees earned and costs, the weighted average current interest rate was 7.08% and 7.80% at December 31, 2025 and 2024, respectively. Our debt that finances our Structured loan and investment portfolio totaled $10.46 billion and $9.46 billion at December 31, 2025 and 2024, respectively, with a weighted average funding cost of 6.16% and 6.55%, respectively, which excludes financing costs. Including financing costs, the weighted average funding rate was 6.45% and 6.88% at December 31, 2025 and 2024, respectively.

Activity from our Structured Business portfolio is comprised of the following ($ in thousands):

	Year Ended December 31,			
	2025		**2024**	
Loans originated	$	3,523,538	$	1,425,799
Number of loans		98		170
Weighted average interest rate		8.42 %		8.93 %
Loan runoff	$	2,213,378	$	2,691,583
Number of loans		119		156
Weighted average interest rate		8.46 %		8.51 %
Loans modified	$	1,712,203	$	3,712,804
Number of loans		43		99
Loans extended	$	5,139,692	$	5,998,103
Number of loans		294		318

Loans held-for-sale from the Agency Business decreased $26.7 million, primarily from loan sales exceeding originations by $30.2 million as noted in the following table. Activity from our Agency Business portfolio is comprised of the following ($ in thousands):

	Year Ended December 31, 2025			
	Loan Originations		**Loan Sales**	
Fannie Mae	$	2,982,659	$	2,850,697
Freddie Mac		1,924,773		2,081,749
FHA		78,145		128,282
Private Label		44,925		—
SFR - Fixed Rate		43,762		43,762
Total	$	5,074,264	$	5,104,490

Investments in equity affiliates decreased $18.3 million, primarily due to $22.0 million in distributions received from the completed sale of the residential mortgage banking business.

Real estate owned increased $322.4 million, primarily due to the foreclosure of sixteen multifamily bridge loans totaling $441.0 million, through which we took back the underlying collateral, partially offset by the sale of five multifamily properties.

Liabilities – Comparison of balances at December 31, 2025 to December 31, 2024:

Credit and repurchase facilities increased $1.59 billion, primarily due to refinancing loans from the unwind of three CLOs and loan originations exceeding runoff in our Structured Business, partially offset by the issuance of BTR CLO 1 and CLO 20.

Securitized debt decreased $1.15 billion, primarily due to the unwind of three CLOs totaling $1.56 billion and paydowns on our existing securitizations of $841.7 million, partially offset by the issuances of BTR CLO 1 and CLO 20 where we issued $1.46 billion of notes to third-party investors.

Senior unsecured notes increased $792.9 million, primarily due to our issuance of $900.0 million of senior unsecured notes, partially offset by the settlement of our $95.0 million 7.75% senior unsecured notes.

In August 2025, we fully redeemed our 7.50% convertible senior notes with a remaining outstanding balance of $287.5 million with a portion of the net proceeds received from our 7.875% senior unsecured notes that were issued in July 2025.

Notes payable - real estate owned increased $148.1 million, primarily due to the addition of notes payable totaling $197.2 million on new REO assets and financing received on an existing REO asset, partially offset by the payoff of $49.1 million of notes payable associated with the sale of REO assets.

Equity

See Note 17 for details of our stock transactions, dividends declared and deferred compensation transactions during 2025.

Agency Servicing Portfolio

The following table sets forth the characteristics of our loan servicing portfolio collateralizing our mortgage servicing rights and servicing revenue ($ in thousands):

	December 31, 2025								
Product	Portfolio UPB	Loan Count	Wtd. Avg. Age of Portfolio (years)	Wtd. Avg. Life of Portfolio (years)	Interest Rate Type Fixed	Interest Rate Type Adjustable	Wtd. Avg. Note Rate	Annualized Prepayments as a % of Portfolio (1)	Delinquencies as a % of Portfolio (2)
Fannie Mae	$ 24,085,960	2,702	4.2	5.5	97 %	3 %	4.68 %	3.58 %	2.59 %
Freddie Mac	7,455,088	1,109	3.1	5.9	90 %	10 %	4.98 %	3.63 %	3.96 %
Private Label	2,558,048	159	4.4	4.5	100 %	—	4.16 %	0.44 %	1.35 %
FHA	1,549,483	107	4.3	19.1	100 %	—	3.91 %	1.11 %	—
Bridge	277,738	3	3.0	2.2	85 %	15 %	6.31 %	—	—
SFR - Fixed Rate	277,490	51	3.3	4.0	100 %	—	5.62 %	2.42 %	1.62 %
Total	$ 36,203,807	4,131	4.0	6.1	96 %	4 %	4.69 %	3.22 %	2.65 %
	December 31, 2024								
Fannie Mae	$ 22,730,056	2,644	3.9	6.4	96 %	4 %	4.60 %	2.19 %	1.27 %
Freddie Mac	6,077,020	1,159	3.3	6.8	86 %	14 %	4.91 %	5.78 %	3.63 %
Private Label	2,605,980	161	3.4	5.5	100 %	—	4.15 %	—	0.43 %
FHA	1,506,948	106	3.6	19.2	100 %	—	3.79 %	—	—
Bridge	278,494	3	2.0	3.0	85 %	15 %	6.41 %	—	—
SFR - Fixed Rate	271,859	52	2.8	4.4	100 %	—	5.47 %	9.02 %	1.66 %
Total	$ 33,470,357	4,125	3.7	6.9	95 %	5 %	4.60 %	2.61 %	1.57 %

(1) Prepayments reflect loans repaid prior to six months from loan maturity. The majority of our loan servicing portfolio has a prepayment protection term and therefore, we may collect a prepayment fee which is included as a component of servicing revenue, net. See Note 5 for details.
(2) Delinquent loans reflect loans that are contractually 60 days or more past due. At December 31, 2025 and 2024, delinquent loans totaled $959.0 million and $524.5 million, respectively. At December 31, 2025, there were five loans totaling $56.0 million in bankruptcy and nineteen loans totaling $176.5 million were foreclosed. At December 31, 2024, there were two loans totaling $4.8 million in bankruptcy and six loans totaling $28.2 million were foreclosed.

Our Agency Business servicing portfolio represents commercial real estate loans, which are generally transferred or sold within 60 days from the date the loan is funded. Primarily all loans in our servicing portfolio are collateralized by multifamily properties. In addition, we are generally required to share in the risk of any losses associated with loans sold under the Fannie Mae DUS program, see Note 12.

Comparison of Results of Operations for Years Ended December 31, 2025 and 2024

The following table provides our consolidated operating results ($ in thousands):

| | Year Ended December 31, | | Increase / (Decrease) | |
	2025	2024	Amount	Percent
Interest income	$ 940,008	$ 1,167,872	$ (227,864)	(20) %
Interest expense	701,836	804,615	(102,779)	(13) %
Net interest income	238,172	363,257	(125,085)	(34) %
Other revenue:				
Gain on sales, including fee-based services, net	70,669	74,932	(4,263)	(6) %
Mortgage servicing rights	54,532	51,272	3,260	6 %
Servicing revenue, net	109,617	125,896	(16,279)	(13) %
Property operating income	21,347	7,226	14,121	195 %
Gain (loss) on derivative instruments, net	1,259	(8,543)	9,802	nm
Other income, net	14,801	8,083	6,718	83 %
Total other revenue	272,225	258,866	13,359	5 %
Other expenses:				
Employee compensation and benefits	174,145	181,694	(7,549)	(4) %
Selling and administrative	59,805	54,931	4,874	9 %
Property operating expenses	27,980	7,394	20,586	nm
Depreciation and amortization	23,214	9,555	13,659	143 %
Impairment loss on real estate owned	20,500	—	20,500	nm
Provision for loss sharing, net	24,259	11,782	12,477	106 %
Provision for credit losses, net	42,696	68,543	(25,847)	(38) %
Total other expenses	372,599	333,899	38,700	12 %
Income before extinguishment of debt, (loss) gain on real estate, income from equity affiliates and income taxes	137,798	288,224	(150,426)	(52) %
Loss on extinguishment of debt	(2,919)	(412)	(2,507)	nm
(Loss) gain on real estate	(9,151)	3,813	(12,964)	nm
Income from equity affiliates	50,880	5,772	45,108	nm
Provision for income taxes	(18,779)	(13,478)	(5,301)	39 %
Net income	157,829	283,919	(126,090)	(44) %
Preferred stock dividends	41,369	41,369	—	—
Net income attributable to noncontrolling interest	9,033	19,278	(10,245)	(53) %
Net income attributable to common stockholders	$ 107,427	$ 223,272	$ (115,845)	(52) %

_____

nm – not meaningful

The following table presents the average balance of our Structured Business interest-earning assets and interest-bearing liabilities, associated interest income (expense) and the corresponding weighted average yields ($ in thousands):

| | Year ended December 31, | | | | | |
| | 2025 | | | 2024 | | |
	Average Carrying Value (1)	Interest Income / Expense	W/A Yield / Financing Cost (2)	Average Carrying Value (1)	Interest Income / Expense	W/A Yield / Financing Cost (2)
Structured Business interest-earning assets:						
Bridge loans	$ 11,084,014	$ 827,404	7.46 %	$ 11,593,718	$ 1,045,057	8.99 %
Mezzanine	270,052	27,322	10.12 %	264,241	27,414	10.35 %
Preferred equity investments	165,157	16,925	10.25 %	117,131	9,082	7.73 %
Other	114,049	12,421	10.89 %	4,601	481	10.43 %
Core interest-earning assets	11,633,272	884,072	7.60 %	11,979,691	1,082,034	9.01 %
Cash equivalents	193,730	6,861	3.54 %	624,908	30,729	4.90 %
Total interest-earning assets	$ 11,827,002	$ 890,933	7.53 %	$ 12,604,599	$ 1,112,763	8.80 %
Structured Business interest-bearing liabilities:						
Credit and repurchase facilities	$ 4,111,154	$ 304,341	7.40 %	$ 2,827,184	$ 235,909	8.32 %
CLO	3,787,182	247,124	6.53 %	5,762,959	420,137	7.27 %
Unsecured debt	1,670,096	111,281	6.66 %	1,564,112	98,187	6.26 %
Trust preferred	154,336	11,670	7.56 %	154,336	13,205	8.53 %
Q Series securitization	26,501	2,225	8.40 %	172,965	14,230	8.20 %
Total interest-bearing liabilities	$ 9,749,269	676,641	6.94 %	$ 10,481,556	781,668	7.44 %
Net interest income		$ 214,292			$ 331,095	

(1) Based on UPB for loans, amortized cost for securities and principal amount for debt.
(2) Weighted average yield calculated based on annualized interest income or expense divided by average carrying value.

Net Interest Income

The decrease in interest income was mainly due to a $221.8 million decrease from our Structured Business. The decline was primarily due to a decrease in the average yield on core interest-earning assets and, to a lesser extent, a decrease in the average balance of our core interest-earning assets (loan runoff exceeded loan originations in 2024) and lower average bank balances. The decrease in the average yield was mainly from a decrease in SOFR, the reversal of interest that was previously accrued on modified loans and a reduction in back interest earned on delinquent and modified loans, as well as an increase in new delinquencies and modified loans at lower rates.

The decrease in interest expense was mainly due to a $105.0 million decrease from our Structured Business, primarily due to a decline in the average balance of our interest-bearing liabilities (from a decrease in the average loan portfolio and note paydowns in our securitizations) and a reduction in the average cost of interest-bearing liabilities (mainly from a decrease in SOFR).

Agency Business Revenue

The decrease in gain on sales, including fee-based services, net was primarily due to a 15% decrease in the sales margin from 1.63% to 1.38%, partially offset by an 11% increase in loan sales volume ($494.8 million). The decrease in the sales margin was mainly due to the sales volume product mix and larger portfolio deals in 2025 that produced lower margins.

The increase in income from MSRs was primarily due to a 15% increase in loan commitment volume ($659.9 million), partially offset by a 7% decrease in the MSR rate from 1.15% to 1.07%. The decrease in the MSR rate was mainly due to a decrease in the Fannie Mae MSR rates from lower servicing rates on newer loans, as a result of larger portfolio deals in 2025 that produced lower MSR rates.

The decrease in servicing revenue, net was primarily due to a decrease in earnings on escrow balances from lower average balances and a decrease in the applicable interest rate, partially offset by an increase in servicing fees due to growth in our servicing portfolio.

Other Income (Loss)

The increases in property operating income and expenses were due to the addition of several new REO assets, which also resulted in an increase in depreciation and amortization.

The gains and losses on derivative instruments in 2025 and 2024 were related to changes in the fair values of our forward sale commitments and swaps held by our Agency Business as a result of changes in market interest rates.

The increase in other income, net was primarily due to increases in the fair values of our Private Label loans and loan fees from higher loan originations and modified loans.

Other Expenses

The decrease in employee compensation and benefits expense was primarily due to decreases in commissions and incentive compensation from lower GSE/Agency loan sales volume and bonus allocation targets.

The increase in selling and administrative expenses was primarily due to increases in professional fees and other general corporate expenses, such as business development and travel related costs.

In 2025, we recorded a $20.5 million impairment loss related to certain REO assets that we acquired through foreclosure, which represents the extent to which the carrying value exceeded its estimated fair value.

The increase in the provision for loss sharing, net primarily reflects larger specific loan impairment reserves taken in the current year period.

The decrease in the provision for credit losses, net primarily reflects a decrease in specifically impaired loans and a decrease in general reserves as a result of improvements in the forecasted outlook for commercial real estate, as compared to the prior year forecasted outlook, partially offset by additional provisions recorded upon foreclosure of REO assets.

Loss on Extinguishment of Debt

The loss on extinguishment of debt in both 2025 and 2024 reflects deferred financing fees recognized in connection with the unwind of CLOs.

(Loss) Gain on Real Estate

The loss on real estate in 2025 is comprised of a $4.9 million loss on below market debt related to financing the sale of several REO assets and a $4.3 million net loss on the foreclosure and sale of REO assets. In 2024, we sold a real estate owned asset for $14.2 million and recognized a $3.8 million gain.

Income from Equity Affiliates

Income from equity affiliates in 2025 primarily reflects $56.0 million of income recognized related to the cash distributions received from our Lexford joint venture, partially offset by losses from our investments in AMAC III and a residential mortgage banking business totaling $5.3 million; while income in 2024 primarily reflects $9.0 million in distributions received from our Lexford joint venture, partially offset by losses totaling $3.5 million from our investments in AMAC III and a residential mortgage banking business.

Provision for Income Taxes

In 2025, we recorded a tax provision of $18.8 million, which consisted of a current tax provision of $15.0 million and a deferred tax provision of $3.8 million. In 2024, we recorded a tax provision of $13.5 million, which consisted of a current tax provision of $25.1 million and a deferred tax benefit of $11.6 million.

Net Income Attributable to Noncontrolling Interest

The noncontrolling interest relates to the outstanding operating partnership units ("OP Units") issued as part of the 2016 acquisition of ACM's agency platform. There were 16,169,858 and 16,293,589 OP Units outstanding at December 31, 2025 and 2024, respectively, which represented 7.6% and 7.9% of our outstanding stock at December 31, 2025 and 2024, respectively.

Comparison of Results of Operations for Years Ended December 31, 2024 and 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 21, 2025, and is available on the SEC's website at www.sec.gov and the "Investor Relations" section of our website at www.arbor.com.

Liquidity and Capital Resources

Sources of Liquidity. Liquidity is a measure of our ability to meet our potential cash requirements, including ongoing commitments to repay borrowings, satisfaction of collateral requirements under the Fannie Mae DUS risk-sharing agreement and, as an approved designated seller/servicer of Freddie Mac's SBL program, operational liquidity requirements of the GSE agencies, fund new loans and investments, fund operating costs and distributions to our stockholders, fund capital expenditures and other property level costs associated with REO assets (including tenant improvements and rehabilitation/ renovation costs) and to fund draws due under unfunded loan commitments, as well as other general business needs. Our primary sources of funds for liquidity consist of proceeds from equity and debt offerings, proceeds from CLOs and securitizations, debt facilities and cash flows from operations. We closely monitor our liquidity position and believe our existing sources of funds and access to additional liquidity will be adequate to meet our liquidity needs.

The elevated and volatile interest rates, along with geopolitical uncertainty, has caused some disruptions in certain segments of the financial services, real estate and credit markets. As stated earlier, this environment has also caused a decrease in the performance of certain of our assets, leading to increased delinquencies, defaults and foreclosures. If our borrowers and their tenants continue to be impacted by these adverse economic and market conditions, or by the other risks disclosed in our filings with the SEC, it could have a material adverse effect on our liquidity, capital resources and cash flows.

As described in Note 11, certain of our repurchase facilities include margin call provisions associated with changes in interest spreads which are designed to limit the lenders credit exposure. If we experience significant decreases in the value of the properties serving as collateral under these repurchase agreements, which is set by the lenders based on current market conditions, the lenders have the right to require us to repay all, or a portion, of the funds advanced, or provide additional collateral. While we expect to extend or renew all of our facilities as they mature, we cannot provide assurance that they will be extended or renewed on as favorable terms.

We had $10.68 billion in total structured debt outstanding at December 31, 2025. Of this total, $5.69 billion, or 54%, does not contain mark-to-market provisions and is comprised of non-recourse securitized debt, senior unsecured debt and junior subordinated notes. The remaining $4.99 billion of debt is in credit and repurchase facilities with several different banks that we have long-standing relationships with. At December 31, 2025, we had $1.91 billion of debt from credit and repurchase facilities that were subject to margin calls related to changes in interest spreads.

In addition to our ability to extend our credit and repurchase facilities and raise funds from equity and debt offerings, we also have a $36.20 billion agency servicing portfolio at December 31, 2025, which is mostly prepayment protected, and escrow/cash balances that generates approximately $200 million per year in recurring gross cash flow.

To maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our REIT-taxable income. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for operations. However, we believe that our capital resources and access to financing will provide us with financial flexibility and market responsiveness at levels sufficient to meet current and anticipated capital and liquidity requirements.

Cash Flows. Cash flows provided by operating activities totaled $372.4 million during 2025 and consisted primarily of net income (adjusted for the increase in CECL reserves of $67.0 million) of $224.8 million, cash distributions of $59.0 million received from our Lexford investment and net cash inflows of $23.1 million from loan sales exceeding loan originations in our Agency Business.

Cash flows used in investing activities totaled $1.28 billion during 2025. Loan and investment activity (originations and payoffs/ paydowns) comprise the majority of our investing activities. Loan originations from our Structured Business totaling $3.69 billion, net of payoffs and paydowns of $2.42 billion, resulted in net cash outflows of $1.27 billion.

Cash flows provided by financing activities totaled $798.8 million during 2025 consisted primarily of net cash inflows of $1.64 billion from debt facility activities (financed loan originations were greater than facility paydowns), $805.0 million cash inflow from senior unsecured notes (proceeds exceeded payoffs) and net cash inflows of $101.7 million from notes payable - REO activities (proceeds exceeded payoffs and paydowns), partially offset by $1.15 billion of net securitized debt activity (payoffs and paydowns exceeded proceeds), $319.9 million of distributions to our stockholders and OP Unit holders and $287.5 million payoff of our convertible notes.

Unencumbered Assets. At December 31, 2025, we had total unencumbered assets with a carrying value of $3.23 billion, consisting of cash and cash equivalents of $482.9 million, loans of $816.8 million, securitization investments of $1.18 billion, MSRs of $340.8 million and $402.2 million of other assets not encumbered by any portion of secured indebtedness. Our unencumbered assets to unsecured debt ratio was 1.57x at December 31, 2025, or 1.72x after the payoff of our 5.00% senior notes due April 2026, compared to the required minimum of 1.20x.

Agency Business Requirements. The Agency Business is subject to supervision by certain regulatory agencies. Among other things, these agencies require us to meet certain minimum net worth, operational liquidity and restricted liquidity collateral requirements, purchase and loss obligations and compliance with reporting requirements. Our adjusted net worth and operational liquidity exceeded the agencies' requirements at December 31, 2025. Our restricted liquidity and purchase and loss obligations were satisfied with letters of credit totaling $75.0 million and cash. See Note 15 for details about our performance regarding these requirements.

We also enter into contractual commitments with borrowers providing rate lock commitments while simultaneously entering into forward sale commitments with investors. These commitments are outstanding for short periods of time (generally less than 60 days) and are described in Note 13.

Debt Facilities. We maintain various forms of short-term and long-term financing arrangements. Borrowings underlying these arrangements are primarily secured by a significant amount of our loans and investments and substantially all our loans held-for-sale. The following is a summary of our debt facilities ($ in thousands):

	December 31, 2025			
Debt Instruments	Commitment	UPB (1)	Available	Maturity Dates (2)
Structured Business				
Credit and repurchase facilities (3)	$ 7,481,388	$ 4,770,994	$ 2,710,394	2026 - 2028
Securitized debt (4)	3,485,786	3,485,786	—	2026 - 2029
Senior unsecured notes	2,050,000	2,050,000	—	2026 - 2030
Junior subordinated notes	154,336	154,336	—	2034 - 2037
Notes payable - real estate owned	222,965	222,965	—	2026 - 2027
Structured Business total	13,394,475	10,684,081	2,710,394	
Agency Business				
Credit and repurchase facilities (3)(5)	1,775,000	390,713	1,384,287	2026 - 2027
Consolidated total	$ 15,169,475	$ 11,074,794	$ 4,094,681	

_____

(1) Excludes the impact of deferred financing costs.
(2) See Note 15 for a breakdown of debt maturities by year. These maturity dates exclude extension options.
(3) Commitment totals include available overadvances.
(4) Maturity dates represent the weighted average remaining maturity based on the underlying collateral at December 31, 2025.
(5) The $750 million As Soon as Pooled ® Plus ("ASAP") agreement we have with Fannie Mae has no expiration date.

We utilize our credit and repurchase facilities primarily to finance our loan originations on a short-term basis prior to loan securitizations, including through CLOs. The timing, size and frequency of our securitizations impact the balances of these borrowings and produce some fluctuations. The following table provides additional information regarding the balances of our borrowings ($ in thousands):

Quarter Ended	Quarterly Average UPB	End of Period UPB	Maximum UPB at Any Month End
December 31, 2025	$ 4,917,924	$ 5,161,707	$ 5,556,285
September 30, 2025	4,633,344	4,133,965	5,553,722
June 30, 2025	4,846,239	4,730,120	4,922,270
March 31, 2025	3,609,646	4,791,967	4,803,572
December 31, 2024	3,412,416	3,607,907	3,793,231
September 30, 2024	3,082,185	3,264,033	3,299,414
June 30, 2024	3,078,714	3,167,067	3,280,998
March 31, 2024	3,010,216	2,921,206	3,132,279
December 31, 2023	3,274,139	3,242,938	3,251,330
September 30, 2023	3,432,725	3,398,451	3,463,825
June 30, 2023	3,565,377	3,588,538	3,677,755
March 31, 2023	3,691,191	3,662,756	3,696,760

Our debt facilities, including their restrictive covenants, are described in Note 11.

Off-Balance-Sheet Arrangements. At December 31, 2025, we had no off-balance-sheet arrangements.

Inflation. During 2025, the Federal Reserve has lowered the federal funds rate three times totaling a 75-basis point reduction. General consensus is that the Federal Reserve may continue to lower rates during 2026. This high-interest rate environment, that has persisted longer than anticipated, could persist even longer if certain key economic indicators, such as inflation, fail to align with the Federal Reserve's expectations. Although short-term interest rates have declined, long-term interest rates remain highly volatile since the announcement of the current administrations imposition of increased tariffs and macroeconomic uncertainty. Analysts currently hold mixed expectations regarding the future trajectory of long-term rates in 2026 due to the uncertainty regarding long-term inflation, fiscal policy, increased federal spending and larger deficits as a result of the recent enactment of the OBBBA. As a result of the significant volatility in rates, the unpredictable impact of the tariff negotiations, including certain litigations in connection with the tariffs, and the OBBBA, it is very difficult to predict where short and long-term rates will settle during 2026.

This elevated and unpredictable rate environment has resulted in, and may continue to result in, increased payment delinquencies and defaults, increased loan modifications and foreclosures and declining real estate values of certain asset classes, all of which have impacted, and may continue to impact, our future results of operations, financial condition, business prospects and ability to make distributions to our stockholders. Additionally, this high-interest rate environment has limited our ability to resolve delinquent loans, leading to additional foreclosures and REO assets on our balance sheet, all of which could have a further material adverse effect on our future results of operations, financial condition, liquidity and ability to make distributions to our stockholders.

For additional details, please see "Current Market Conditions, Risks and Recent Trends" above and "Quantitative and Qualitative Disclosures about Market Risk" below.

Derivative Financial Instruments

We enter into derivative financial instruments in the normal course of business to manage the potential loss exposure caused by fluctuations of interest rates. See Note 13 for details.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification(TM), the authoritative reference for accounting principles generally accepted in the U.S. ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts in our consolidated financial statements. Actual results could differ from these estimates.

A summary of our significant accounting policies is presented in Note 2. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. The accounting estimates requiring complex judgment that we consider to be most critical to an investor's understanding of our financial results and condition are included in our allowance for credit losses accounting policy. Each quarter, we assess these estimates and assumptions based on several factors, including historical experience, which we believe to be reasonable under the circumstances. These estimates are subject to change in the future if any of the underlying assumptions or factors change. Our allowance for credit loss estimate is critical because it requires significant judgment in applying the CECL model, including judgments regarding portfolio pooling, selection of key model inputs and macroeconomic variables, the reasonable and supportable forecast period and the manner in which expected losses revert to historical experience. The allowance for credit loss is recorded for our structured loans and investments (including unfunded loan commitments), loss-sharing obligations related to the Fannie Mae DUS program and held-to-maturity debt securities and reflects expected credit losses over the contractual life of the applicable asset or exposure, based on information about past events, current conditions and reasonable and supportable forecasts.

For pooled assets that share similar risk characteristics, we use a third-party CECL model that incorporates historical loss information and produces probability of default and loss given default metrics to develop loss factors (the "general reserve"). In applying this model, management uses judgment to determine appropriate portfolio pools and to select and evaluate the relevance of forecast inputs, which currently include commercial real estate price indices, unemployment rates and interest rates. We currently use a one-year reasonable and supportable forecast period, and for periods beyond the forecast horizon we generally revert expected losses to historical experience using a straight-line method. We may also apply adjustments to reflect differences in the risk characteristics of our current portfolio (including loan-to-value and debt service coverage ratios, among other factors) and may apply qualitative adjustments based on internal and external information, including loan- and property-specific developments and market conditions (such as refinance activity, planned sale, loan modifications and bankruptcy).

For assets that no longer share similar risk characteristics with pooled assets, and for certain loans evaluated on an individual basis, we may determine that a loan is collateral dependent and measure expected credit losses using the CECL practical expedient based on the difference between the fair value of the collateral and the amortized cost basis of the loan, adjusted for estimated costs to sell when repayment is dependent on a sale rather than operations. If foreclosure is probable, expected credit losses are measured using the fair value of the collateral as of the reporting date. Estimating collateral fair value involves significant judgment and may be based on third-party appraisals and other valuation information, including assumptions related to capitalization and market discount rates and the borrower's operating income and cash flows, as well as whether the valuation is based on "as-is" or "stabilized value."

Our allowance for credit loss also includes expected credit losses associated with unfunded loan commitments, which reflect our obligation to extend credit as borrowers meet certain requirements. Expected credit losses related to these unfunded commitments are assessed and adjusted quarterly and correspond to the associated outstanding loans. In addition, we may modify loans to borrowers experiencing financial difficulty, including through payment deferrals, term extensions, principal forgiveness and/or interest rate reductions. Such modifications are considered in our allowance for credit loss estimate under the same CECL methodology applied to other loans.

Because these estimates are subject to change as facts, conditions, forecasts and the composition and risk characteristics of our portfolio change, changes in these judgments and assumptions can significantly affect expected credit losses and the amount of the allowance for credit loss recorded in our consolidated financial statements.

Non-GAAP Financial Measures

Distributable Earnings. We are presenting distributable earnings because we believe it is an important supplemental measure of our operating performance and is useful to investors, analysts and other parties in the evaluation of REITs and their ability to provide dividends to stockholders. Dividends are one of the principal reasons investors invest in REITs. To maintain REIT status, REITs are required to distribute at least 90% of their REIT-taxable income. We consider distributable earnings in determining our quarterly dividend and believe that, over time, distributable earnings is a useful indicator of our dividends per share.

We define distributable earnings as net income (loss) attributable to common stockholders computed in accordance with GAAP, adjusted for accounting items such as depreciation and amortization (adjusted for unconsolidated joint ventures), non-cash stock-based compensation expense, income from MSRs, amortization and write-offs of MSRs, gains/losses on derivative instruments primarily associated with Private Label loans not yet sold and securitized, changes in fair value of GSE-related derivatives that temporarily flow through earnings, deferred tax provision (benefit), CECL provisions for credit losses (adjusted for realized losses as described below), and gains/losses on the receipt of real estate from the settlement of loans (prior to the sale of the real estate). We also add back one-time charges such as acquisition costs and one-time gains/losses on the early extinguishment of debt and redemption of preferred stock.

We reduce distributable earnings for realized losses in the period we determine that a loan is deemed nonrecoverable in whole or in part. Loans are deemed nonrecoverable upon the earlier of: (1) when the loan receivable is settled (i.e., when the loan is repaid, or in the case of foreclosure, when the underlying asset is sold); or (2) when we determine that it is nearly certain that all amounts due will not be collected. The realized loss amount is equal to the difference between the cash received, or expected to be received, and the book value of the asset.

Distributable earnings is not intended to be an indication of our cash flows from operating activities (determined in accordance with GAAP) or a measure of our liquidity, nor is it entirely indicative of funding our cash needs, including our ability to make cash distributions. Our calculation of distributable earnings may be different from the calculations used by other companies and, therefore, comparability may be limited.

Distributable earnings are as follows ($ in thousands, except share and per share data):

	Year Ended December 31,		
	2025	2024	2023
Net income attributable to common stockholders	$ 107,427	$ 223,272	$ 330,065
Adjustments:			
Net income attributable to noncontrolling interest	9,033	19,278	29,122
Income from mortgage servicing rights	(54,532)	(51,272)	(69,912)
Deferred tax provision (benefit)	3,773	(11,613)	(7,349)
Amortization and write-offs of MSRs	81,113	76,922	77,829
Depreciation and amortization	26,217	12,040	16,425
Loss on extinguishment of debt	2,919	412	1,561
Provision for credit losses, net	9,872	65,537	68,642
(Gain) loss on derivative instruments, net	(3,379)	9,212	(8,844)
Loss on real estate	27,338	—	—
Stock-based compensation	13,789	14,232	14,940
Distributable earnings (1)	$ 223,570	$ 358,020	$ 452,479
Diluted weighted average shares outstanding - GAAP (1)	209,733,331	205,526,610	218,843,613
Less: Convertible notes dilution (2)	—	—	(17,294,392)
Diluted weighted average shares outstanding (1)(2)	209,733,331	205,526,610	201,549,221
Diluted distributable earnings per share (1)	$ 1.07	$ 1.74	$ 2.25

(1) Amounts are attributable to common stockholders and OP Unit holders. The OP Units are redeemable for cash, or at our option for shares of our common stock on a one-for-one basis.
(2) The diluted weighted average shares outstanding were adjusted to exclude the potential shares issuable upon conversion and settlement of our convertible senior notes principal balance, which were fully settled in the third quarter of 2025. No adjustments were necessary for the years ended December 31, 2025 and 2024, as their effect was anti-dilutive and not reflected in the diluted weighted average shares outstanding.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss due to factors that affect the overall performance of the financial markets such as changes in interest rates, availability of capital, equity prices, real estate values and credit ratings. The primary market risks that we are exposed to are capital markets risk, real estate values, credit risk and interest rate risk.

Capital Markets Risk. We are exposed to the risks related to the equity and debt capital markets and our ability to raise capital or finance our business operations through these markets. As a REIT, we are required to distribute at least 90% of our taxable income annually, which significantly limits our ability to accumulate operating cash flow and, therefore, requires us to utilize the equity and debt capital markets to finance our business. To mitigate this risk, we monitor both the equity and debt capital markets to make informed decisions on the amount, timing, type and terms of the capital we raise.

Real Estate Values and Credit Risk. Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss than residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets.

Multifamily and commercial property values, net operating income derived from such properties, and borrowers' credit ratings are subject to volatility and may be negatively affected by a number of factors, including, but not limited to, events such as natural disasters and pandemics, acts of war, terrorism, local economic and/or real estate conditions (such as industry slowdowns, oversupply of real estate space, occupancy rates, construction delays and costs) and other macroeconomic factors beyond our control. The performance and value of our loan and investment and servicing portfolios depend on the borrowers' ability to operate the properties that serve as collateral so that they produce adequate cash flow to pay their loans. We attempt to mitigate these risks through our underwriting and asset management processes. Our asset management team reviews our portfolios consistently and is in regular contact with borrowers to monitor the performance of the collateral and enforce our rights as necessary.

Interest Rate Risk. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control.

The operating results of our Structured Business depend in large part on differences between the income from our loans and our borrowing costs. Most of our Structured Business loans and borrowings are variable-rate instruments based on SOFR. The objective of this strategy is to minimize the impact of interest rate changes on our net interest income. We also have various fixed rate loans in our portfolio that are financed with variable rate borrowings. Additionally, loans are sometimes extended and, consequently, do not pay off on their original maturity dates. If a loan is extended, our exposure to interest rate risk may be increased. In these instances, we could have a fixed rate loan financed with variable debt with no corresponding hedge, which may result in debt which is unprotected from interest rate risk. Some of our loans and borrowings are subject to interest rate floors. As a result, the impact of a change in interest rates may be different on our interest income than on our interest expense. We have utilized treasury futures and interest rate and credit default swaps in the past to limit interest rate risk. Derivatives are used for hedging purposes rather than speculation. We do not enter into financial instruments for trading purposes.

Additionally, the interest rates on our cash, restricted cash and escrow balances are not indexed to a benchmark index rate and are negotiated periodically with each corresponding bank, therefore, the interest rates may change frequently and may not necessarily change in conjunction with changes in SOFR. As a result, the impact in the table below is for illustrative purposes only.

The following table projects the potential impact on interest ($ in thousands) for a 12-month period, assuming a hypothetical instantaneous increase or decrease of 50 basis points and a decrease of 100 basis points in corresponding interest rates. Since it is unlikely that interest rates will significantly increase in the near future as a result of the current high interest rate environment, we have excluded the impact of a 100 basis point increase in corresponding interest rates.

	Assets (Liabilities) Subject to Interest Rate Sensitivity (1)	50 Basis Point Increase	50 Basis Point Decrease	100 Basis Point Decrease
Interest income from loans and investments	$ 12,113,107	$ 45,880	$ (38,868)	$ (67,732)
Interest expense from debt obligations	(10,684,081)	41,464	(40,875)	(80,632)
Impact to net interest income from loans and investments		4,416	2,007	12,900
Interest income from cash, restricted cash and escrow balances (2)	$ 1,887,177	9,436	(9,436)	(18,872)
Total impact from hypothetical changes in interest rates		$ 13,852	$ (7,429)	$ (5,972)

_____

(1) Represents the UPB of our structured loan portfolio, the principal balance of our debt and the account balances of our cash, restricted cash and escrows at December 31, 2025.

(2) Our cash, restricted cash and escrows are currently earning interest at a weighted average blended rate of approximately 3.5%, or approximately $66.0 million annually. Interest income earned on our cash and restricted cash is included as a component of interest income and interest income earned on escrows is included as a component of servicing revenue, net in the consolidated statements of income. The interest earned on our cash, restricted cash and escrows is based on an average daily balance and may be different from the end of period balance.

We entered into treasury futures to hedge our exposure to changes in interest rates inherent in (1) our held-for-sale Agency Business Private Label loans from the time the loans are rate locked until sale and securitization, and (2) our Agency Business SFR – fixed rate loans from the time the loans are originated until the time they can be financed with match term fixed rate securitized debt. Our treasury futures are tied to the 5-year and 10-year treasury rates and hedge our exposure to Private Label loans, until the time they are securitized, and changes in the fair value of our held-for-sale Agency Business SFR – fixed rate loans. A 50 basis point and a 100 basis point increase to the 5-year and 10-year treasury rates on our treasury futures held at December 31, 2025 would have resulted in a gain of $1.6 million and $3.1 million, respectively, in 2025, while a 50 basis point and a 100 basis point decrease in the rates would have resulted in a loss of $1.5 million and $3.1 million, respectively.

Our Agency Business originates, sells and services a range of multifamily finance products with Fannie Mae, Freddie Mac and HUD. Our loans held-for-sale to these agencies are not currently exposed to interest rate risk during the loan commitment, closing and delivery process. The sale or placement of each loan to an investor is negotiated prior to closing on the loan with the borrower, and the sale or placement is generally effectuated within 60 days of closing. The coupon rate for the loan is set after we establish the interest rate with the investor.

In addition, the fair value of our MSRs is subject to market risk since a significant driver of the fair value of these assets is the discount rates. A 100 basis point increase in the weighted average discount rate would decrease the fair value of our MSRs by $13.0 million at December 31, 2025, while a 100 basis point decrease would increase the fair value by $13.6 million.

Item 8. Financial Statements and Supplementary Data

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Arbor Realty Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arbor Realty Trust, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Allowance for Credit Losses – Structured Business Loan and Investment Portfolio

Description of the Matter

The Company's allowance for credit losses ("ACL") for the Structured Business loan and investment portfolio was $146.0 million as of December 31, 2025. As described in Note 2 to the consolidated financial statements, for the Structured Business loans and investments with similar risk characteristics, management estimated the ACL using a third-party probability of default and loss-given default model (the "general reserve"). The model used loss factors that were developed from the historical loss experience of loans with similar credit and default history, individual characteristics of loans currently in the portfolio, and a reasonable and supportable economic forecast to estimate expected credit losses over the life of the loans. For the Structured Business loans and investments that were considered collateral-dependent or where it was determined that foreclosure was probable, management estimated the ACL on an individual basis by comparing the estimated fair value of the collateral as of the reporting date to the net carrying value of the loan (the "specific reserve"). The fair value of the collateral was estimated using internally-developed cash flow models or third-party appraisals.

Auditing management's allowance for credit losses for the Structured Business loan and investment portfolio involved a high degree of subjectivity and was especially challenging due to the complexity of the statistical methods used to estimate the general reserve and the significant judgment required to estimate the fair value of collateral for loans that were individually evaluated for a specific reserve, which were sensitive to the use of certain market-based assumptions, including capitalization rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's process to measure the allowance for credit losses for the Structured Business loan and investment portfolio. For example, we tested internal controls over the inputs, operation, and monitoring of the ACL model, and internal controls over management's review of key judgments used in estimating the collateral value for individually evaluated loans. Our tests of controls included observing certain meetings of the Company's CECL working group, where key judgments on current and forward-looking macroeconomic conditions, internal and external factors, uncertainty as it relates to economic, model, or credit risks, and the adequacy of ACL levels, were discussed and effectively challenged. We also inspected evidence of management's review of internally-developed cash flow models or third-party appraisals used to estimate the fair value of collateral.

Our procedures over the general reserve included, among others, the involvement of specialists to assist us with evaluating the methodology, conceptual soundness, and performance of the ACL model. We also tested the completeness and accuracy of data used in the model and evaluated the reasonableness of the economic forecast selected by management. Our procedures over the specific reserve included, among others, the testing of the completeness and accuracy of data inputs, the clerical accuracy of cash-flow models, and the involvement of valuation specialists to assist us with auditing management's estimate of the fair value of collateral for a sample of loans, including testing certain key assumptions such as capitalization rates. As part of our overall evaluation of the ACL and the reasonableness of management's assumptions, we searched for contrary evidence from internal and external sources, compared the current ACL to recent and historical loss experience, and evaluated subsequent events.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

New York, New York
February 27, 2026

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in thousands, except share and per share data)

		December 31,		
		2025		**2024**

Assets:

Cash and cash equivalents	$	482,875	$	503,803
Restricted cash		67,347		156,376
Loans and investments, net (allowance for credit losses of $145,971 and $238,967)		11,934,248		11,033,997
Loans held-for-sale, net		409,081		435,759
Capitalized mortgage servicing rights, net		340,842		368,678
Securities held-to-maturity, net (allowance for credit losses of $17,013 and $10,846)		156,087		157,154
Investments in equity affiliates		57,966		76,312
Real estate owned, net		498,938		176,543
Due from related party		6,534		12,792
Goodwill and other intangible assets		86,553		88,119
Other assets		454,432		481,448
Total assets	$	14,494,903	$	13,490,981

Liabilities and Equity:

Credit and repurchase facilities	$	5,149,651	$	3,559,490
Securitized debt		3,468,258		4,622,489
Senior unsecured notes		2,029,078		1,236,147
Convertible senior unsecured notes		—		285,853
Junior subordinated notes to subsidiary trust issuing preferred securities		145,497		144,686
Notes payable - real estate owned		222,965		74,897
Due to related party		501		4,474
Due to borrowers		33,451		47,627
Allowance for loss-sharing obligations		97,579		83,150
Other liabilities		280,770		280,198
Total liabilities		11,427,750		10,339,011

Commitments and contingencies (Note 15)

Equity:

Arbor Realty Trust, Inc. stockholders' equity:

Preferred stock, cumulative, redeemable, $0.01 par value: 100,000,000 shares authorized, shares issued and outstanding by period:		633,683		633,684
Special voting preferred - 16,169,858 and 16,293,589 shares				
6.375% Series D - 9,200,000 shares				
6.25% Series E - 5,750,000 shares				
6.25% Series F - 11,342,000 shares				
Common stock, $0.01 par value: 500,000,000 shares authorized - 195,491,855 and 189,259,435 shares issued and outstanding		1,955		1,893
Additional paid-in capital		2,454,312		2,375,469
(Accumulated deficit) retained earnings		(136,597)		13,039
Total Arbor Realty Trust, Inc. stockholders' equity		2,953,353		3,024,085
Noncontrolling interest		113,800		127,885
Total equity		3,067,153		3,151,970
Total liabilities and equity	$	14,494,903	$	13,490,981

Note: Our consolidated balance sheets include assets and liabilities of consolidated variable interest entities, or VIEs, as we are the primary beneficiary of these VIEs. At December 31, 2025 and 2024, assets of our consolidated VIEs totaled $4,662,021 and $6,124,925, respectively, and the liabilities of our consolidated VIEs totaled $3,477,848 and $4,637,744, respectively. See Note 16 for discussion of our VIEs.

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
($ in thousands, except share and per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest income	$ 940,008	$ 1,167,872	$ 1,331,219
Interest expense	701,836	804,615	903,228
Net interest income	238,172	363,257	427,991
Other revenue:			
Gain on sales, including fee-based services, net	70,669	74,932	72,522
Mortgage servicing rights	54,532	51,272	69,912
Servicing revenue, net	109,617	125,896	130,449
Property operating income	21,347	7,226	5,708
Gain (loss) on derivative instruments, net	1,259	(8,543)	6,763
Other income, net	14,801	8,083	7,667
Total other revenue	272,225	258,866	293,021
Other expenses:			
Employee compensation and benefits	174,145	181,694	159,788
Selling and administrative	59,805	54,931	51,260
Property operating expenses	27,980	7,394	5,897
Depreciation and amortization	23,214	9,555	9,743
Impairment loss on real estate owned	20,500	—	—
Provision for loss sharing, net	24,259	11,782	15,695
Provision for credit losses, net	42,696	68,543	73,446
Total other expenses	372,599	333,899	315,829
Income before extinguishment of debt, (loss) gain on real estate, income from equity affiliates and income taxes	137,798	288,224	405,183
Loss on extinguishment of debt	(2,919)	(412)	(1,561)
(Loss) gain on real estate	(9,151)	3,813	—
Income from equity affiliates	50,880	5,772	24,281
Provision for income taxes	(18,779)	(13,478)	(27,347)
Net income	157,829	283,919	400,556
Preferred stock dividends	41,369	41,369	41,369
Net income attributable to noncontrolling interest	9,033	19,278	29,122
Net income attributable to common stockholders	$ 107,427	$ 223,272	$ 330,065
Basic earnings per common share	$ 0.56	$ 1.18	$ 1.79
Diluted earnings per common share	$ 0.56	$ 1.18	$ 1.75
Weighted average shares outstanding:			
Basic	192,956,154	188,701,149	184,641,642
Diluted	209,733,331	205,526,610	218,843,613

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
($ in thousands, except shares)

	Preferred Stock Shares	Preferred Stock Value	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Arbor Realty Trust, Inc. Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance — December 31, 2022	42,585,589	$ 633,684	178,230,522	$ 1,782	$ 2,204,481	$ 97,049	$ 2,936,996	$ 134,883	$ 3,071,879
Issuance - common stock	—	—	13,113,296	131	193,530	—	193,661	—	193,661
Repurchase - common stock	—	—	(3,545,604)	(35)	(37,396)	—	(37,431)	—	(37,431)
Stock-based compensation, net	—	—	707,050	7	6,573	—	6,580	—	6,580
Distributions - common stock	—	—	—	—	—	(311,884)	(311,884)	—	(311,884)
Distributions - preferred stock	—	—	—	—	—	(41,383)	(41,383)	—	(41,383)
Distributions - noncontrolling interest	—	—	—	—	—	—	—	(27,373)	(27,373)
Net income	—	—	—	—	—	371,434	371,434	29,122	400,556
Balance — December 31, 2023	42,585,589	633,684	188,505,264	1,885	2,367,188	115,216	3,117,973	136,632	3,254,605
Issuance - common stock	—	—	661,708	7	10,023	—	10,030	—	10,030
Repurchase - common stock	—	—	(935,739)	(9)	(11,399)	—	(11,408)	—	(11,408)
Stock-based compensation, net	—	—	1,028,202	10	9,657	—	9,667	—	9,667
Distributions - common stock	—	—	—	—	—	(325,435)	(325,435)	—	(325,435)
Distributions - preferred stock	—	—	—	—	—	(41,383)	(41,383)	—	(41,383)
Distributions - noncontrolling interest	—	—	—	—	—	—	—	(28,025)	(28,025)
Net income	—	—	—	—	—	264,641	264,641	19,278	283,919
Balance — December 31, 2024	42,585,589	633,684	189,259,435	1,893	2,375,469	13,039	3,024,085	127,885	3,151,970
Issuance - common stock	—	—	5,898,957	59	70,459	—	70,518	—	70,518
Repurchase - common stock	—	—	(257,796)	(3)	(2,004)	—	(2,007)	—	(2,007)
Stock-based compensation, net	—	—	591,259	6	10,388	—	10,394	—	10,394
Distributions - common stock	—	—	—	—	—	(257,049)	(257,049)	—	(257,049)
Distributions - preferred stock	—	—	—	—	—	(41,383)	(41,383)	—	(41,383)
Distributions - noncontrolling interest	—	—	—	—	—	—	—	(21,514)	(21,514)
Redemption of OP Units	(123,731)	(1)	—	—	—	—	(1)	(1,604)	(1,605)
Net income	—	—	—	—	—	148,796	148,796	9,033	157,829
Balance – December 31, 2025	42,461,858	$ 633,683	195,491,855	$ 1,955	$ 2,454,312	$ (136,597)	$ 2,953,353	$ 113,800	$ 3,067,153

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating activities:			
Net income	$ 157,829	$ 283,919	$ 400,556
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	23,214	9,555	9,743
Stock-based compensation	13,789	14,232	14,940
Amortization and accretion of interest and fees, net	14,033	(705)	(3,612)
Originations of loans held-for-sale	(5,081,397)	(4,501,081)	(5,074,445)
Proceeds from sales of loans held-for-sale, net of gain on sale	5,104,490	4,609,686	4,878,021
Payoffs and paydowns of loans held-for-sale	6,754	5,487	987
Mortgage servicing rights	(54,532)	(51,272)	(69,912)
Amortization of capitalized mortgage servicing rights	71,512	68,422	63,093
Write-off of capitalized mortgage servicing rights from payoffs	9,601	8,500	14,736
Provision for loss sharing, net	24,259	11,782	15,695
Provision for credit losses, net	42,696	68,543	73,446
Net charge-offs for loss-sharing obligations	(9,830)	(266)	(1,229)
Deferred tax provision (benefit)	3,773	(11,613)	(7,349)
Income from equity affiliates	(50,880)	(5,772)	(24,281)
Distributions from operations of equity affiliates	56,965	17,131	27,542
Loss on extinguishment of debt	2,919	412	1,561
Impairment loss on real estate owned	20,500	—	—
Change in fair value of held-for-sale loans	(2,794)	(609)	(2,536)
(Gain) loss on derivative instruments, net	(1,259)	8,543	(6,763)
Loss (gain) on real estate	9,151	(3,813)	—
Changes in operating assets and liabilities	11,588	(69,564)	(74,336)
Net cash provided by operating activities	372,381	461,517	235,857
Investing Activities:			
Loans and investments funded, originated and purchased, net	(3,693,370)	(1,600,461)	(1,362,171)
Payoffs and paydowns of loans and investments	2,421,342	2,781,658	3,359,810
Deferred fees	33,662	25,792	21,299
Proceeds from sale of real estate, net	—	14,103	—
Contributions to equity affiliates	(11,706)	(19,593)	(18,986)
Distributions from equity affiliates	23,966	11,224	15,552
Payoffs and paydowns of securities held-to-maturity	222	483	4,626
Investments in real estate, net	(40,716)	(3,471)	—
Change in due to borrowers and reserves	(14,493)	(57,966)	(141,152)
Net cash (used in) provided by investing activities	(1,281,093)	1,151,769	1,878,978
Financing activities:			
Proceeds from credit and repurchase facilities	12,840,802	9,350,727	9,148,451
Payoffs and paydowns of credit and repurchase facilities	(11,201,066)	(9,025,305)	(9,747,252)
Proceeds from notes payable - REO	299,361	39,547	—
Payoffs and paydowns of notes payable - REO	(197,682)	(8,989)	—
Proceeds from issuance of securitized debt	1,533,238	—	—
Payoffs and paydowns of securitized debt	(2,681,799)	(2,324,269)	(929,782)
Payoff of convertible senior unsecured notes	(287,500)	—	—
Proceeds from issuance of common stock	70,518	10,030	193,661
Proceeds from issuance of senior unsecured notes	900,000	100,000	95,000
Payoffs and paydowns of senior unsecured notes	(95,000)	(200,000)	(149,600)
Redemption of OP Units	(1,605)	—	—
Payments of withholding taxes on net settlement of vested stock	(3,395)	(4,565)	(8,360)
Repurchase of common stock	(2,007)	(11,408)	(37,431)
Distributions to stockholders and noncontrolling interest	(319,946)	(394,843)	(380,640)
Payment of deferred financing costs	(55,164)	(21,239)	(9,840)

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

Net cash provided by (used in) financing activities	798,755	(2,490,314)	(1,825,793)
Net (decrease) increase in cash, cash equivalents and restricted cash	(109,957)	(877,028)	289,042
Cash, cash equivalents and restricted cash at beginning of period	660,179	1,537,207	1,248,165
Cash, cash equivalents and restricted cash at end of period	$ 550,222	$ 660,179	$ 1,537,207

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents at beginning of period	$ 503,803	$ 928,974	$ 534,357
Restricted cash at beginning of period	156,376	608,233	713,808
Cash, cash equivalents and restricted cash at beginning of period	$ 660,179	$ 1,537,207	$ 1,248,165
Cash and cash equivalents at end of period	$ 482,875	$ 503,803	$ 928,974
Restricted cash at end of period	67,347	156,376	608,233
Cash, cash equivalents and restricted cash at end of period	$ 550,222	$ 660,179	$ 1,537,207
Supplemental cash flow information:			
Cash used to pay interest	$ 665,723	$ 782,047	$ 861,141
Cash used to pay taxes	26,698	28,813	30,129
Supplemental schedule of non-cash investing and financing activities:			
Real estate acquired in settlement of loans and investments, net	583,123	278,330	39,400
Settlement of loans and investments, net of real estate	(603,176)	(279,480)	(39,400)
Derecognition of real estate owned	260,414	177,146	—
Loan funded in conjunction with real estate sold	(271,075)	(182,485)	—
Distributions accrued on preferred stock	7,010	7,010	7,010

See Notes to Consolidated Financial Statements.

Note 1 — Description of Business

Arbor is a Maryland corporation formed in 2003. We are a nationwide REIT and direct lender, providing loan origination and servicing for commercial real estate assets. We operate through two business segments: our Structured Business and our Agency Business.

Through our Structured Business, we invest in a diversified portfolio of structured finance assets in the multifamily, SFR and commercial real estate markets, primarily consisting of bridge loans, in addition to mezzanine loans, junior participating interests in first mortgages and preferred equity. We also invest in real estate-related joint ventures and may directly acquire real property and invest in real estate-related notes and certain mortgage-related securities.

Through our Agency Business, we originate, sell and service a range of multifamily finance products through Fannie Mae and Freddie Mac, Ginnie Mae, FHA and HUD. We retain the servicing rights and asset management responsibilities on substantially all loans we originate and sell under the GSE and HUD programs. We are an approved Fannie Mae DUS lender nationally, a Freddie Mac Optigo® Conventional Loan and SBL lender, seller/servicer, nationally and a HUD MAP and LEAN senior housing/healthcare lender nationally. We also originate and retain the servicing rights on permanent financing loans underwritten using the guidelines of our existing agency loans sold to the GSEs, which we refer to as "Private Label" loans and originate and sell finance products through CMBS programs. We either sell the Private Label loans instantaneously or pool and securitize them and sell certificates in the securitizations to third-party investors, while retaining the highest risk bottom tranche certificate of the securitization.

Substantially all of our operations are conducted through our operating partnership, ARLP, for which we serve as the indirect general partner, and ARLP's subsidiaries. We are organized to qualify as a REIT for U.S. federal income tax purposes. A REIT is generally not subject to federal income tax on that portion of its taxable income that is distributed to its stockholders; provided that at least 90% of its taxable income is distributed and provided that certain other requirements are met. Certain of our assets that produce non-qualifying REIT income, primarily within the Agency Business, are operated through TRS entities, which are part of our TRS Consolidated Group and are subject to U.S. federal, state and local income taxes. In general, our TRS entities may hold assets that the REIT cannot hold directly and may engage in real estate or non-real estate-related business.

Note 2 — Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with GAAP. In our opinion, all adjustments considered necessary for a fair presentation of our financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Principles of Consolidation

The consolidated financial statements include our financial statements and the financial statements of our wholly owned subsidiaries, partnerships and other joint ventures in which we have a controlling interest, including variable interest entities ("VIEs") of which we are the primary beneficiary. Entities in which we have a significant influence are accounted for under the equity method. Our VIEs are described in Note 16. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that could materially affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The ultimate impact of inflation, a currently high interest rate environment, bank failures, tightening of capital markets and reduced property values, both globally and to our business, makes any estimate or assumption at December 31, 2025 inherently less certain.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. We place our cash and cash equivalents in high quality financial institutions. The consolidated account balances at each institution periodically exceed FDIC insurance coverage limits and we believe that this risk is not significant.

Loans, Investments and Securities. Loans held-for-investment are intended to be held-to-maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and net of the allowance for credit losses. We invest in preferred equity interests that, in some cases, allow us to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, we determine whether such investment should be accounted for as a loan, equity interest or as real estate.

At the time of purchase, we designate a debt security as held-to-maturity or trading depending on our ability and intent for the security. We do not intend to sell our held-to-maturity securities and it is not likely we will be required to sell the investments before their maturity, therefore, we carry our held-to-maturity securities at cost, net of any unamortized premiums or discounts, which are amortized or accreted over the life of the securities, and net of allowance for credit losses.

Allowance for Credit Losses. We estimate allowances for credit losses on our structured loans and investments (including unfunded loan commitments), loss-sharing obligations related to the Fannie Mae DUS program and our held-to-maturity debt securities under CECL based on current expected credit losses for the life of the loan and investment. Our estimation of credit losses utilizes information obtained from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts about the future. We have licensed a third-party model to assist with the measurement of expected credit losses, which utilizes historical loss experience on similar loans. The loss factors are determined through the generation of probability of defaults and loss given defaults for similar loans with similar credit (the "general reserve"). These results require a significant amount of judgment applied in selecting inputs and analyzing the results produced by the models to determine the general reserve. Changes in such estimates can significantly affect our expected credit losses. We have a CECL working group consisting of members of accounting, asset management, credit risk management and capital markets that is responsible for, among other things, regularly reviewing the CECL methodology, including the adequacy of allowance levels, and ensuring that it is designed and applied in accordance with GAAP.

Our method for calculating the estimate of expected credit loss considers historical experience, current conditions, and reasonable and supportable forecasts about the future. The reasonable and supportable forecast period is determined based on our assessment of the most likely scenario of assumptions and plausible outcomes for the macroeconomic environment, level of historical loss forecast estimates, material changes in growth and credit strategy and other factors that may affect our loss experience. The macroeconomic factors that have a significant influence on our estimate of expected credit losses include price indices for commercial real estate, unemployment rates, and interest rates. We are currently using a one year reasonable and supportable forecast period that we regularly evaluate to determine if a change is needed.

Beyond our reasonable and supportable forecast period, we generally revert to historical loss information over the remaining loan/ asset period, taken from a period that most accurately reflects the expectation of conditions expected to exist during the period of reversion. We may adjust historical loss information for differences in risk that may not reflect the characteristics of our current portfolio, including, but not limited to, loan-to-value and debt service coverage ratios, among other relevant factors. The method of reversion selected represents the best estimate of the collectability of the investments and is reevaluated each reporting period. We generally expect to use an average historical loss for reversion, utilizing a straight-line method for the remaining life of the investments.

We also perform a qualitative assessment beyond model estimates and apply qualitative adjustments as necessary. Our qualitative analysis includes a review of data that may directly impact our estimates including internal and external information about the loan or property including current market conditions, asset specific conditions, property operations or borrower/sponsor details (i.e., refinance, sale, loan modification, bankruptcy) which allows us to determine the amount of the expected loss more accurately and reasonably for these investments. We also evaluate the contractual life of our assets to determine if changes are needed for contractual extension options, renewals, modifications, and prepayments.

To the extent possible, we estimate our general reserve using a pooling approach for homogeneous assets with similar risk characteristics with the goal of enhancing the precision of their estimate. If particular assets no longer display risk characteristics that are similar to those of the pool, we may decide to revise our pools or perform an individual assessment of expected credit losses. Loans for which the borrower or sponsor is experiencing financial difficulty, and where repayment of the loan is expected substantially through the operation or sale of the underlying collateral, are considered collateral dependent loans. For collateral dependent loans, we use the practical expedient under CECL which allows us to measure expected losses based on the difference between the collateral's fair value and the amortized cost basis of the loan (the "specific reserve"). When the repayment or satisfaction of the loan is dependent on a sale, rather than operations of the collateral, the fair value is adjusted for the estimated costs to sell the collateral. If foreclosure is probable, we measure expected losses using the fair value of the collateral as of the reporting date.

During the loan review process, if we determine that it is probable that we will be unable to collect all amounts due for both principal and interest according to the contractual terms of a loan because the borrower is experiencing financial difficulty, or where foreclosure is probable, we evaluate whether that loan is impaired and a specific reserve is required. We consider the capitalization and market discount rates, as well as the borrower's operating income and cash flows, in estimating the value of the underlying collateral when determining if a loan is impaired. We may also obtain a third-party appraisal, which we may use to value the collateral through an "as-is" methodology. Such appraisals may be used as an additional source of valuation information only and no adjustments are made to appraisals. If, upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, we record a specific reserve for credit losses with a corresponding charge to the provision for credit losses and remove the impaired loan from the general reserve CECL analysis described above.

In order to improve long-term collectability efforts, we may agree to amend or modify loans to certain borrowers experiencing financial difficulty based on specific facts and circumstances in order to avoid foreclosure and repossession of the underlying collateral. The loan modifications to borrowers experiencing financial difficulty may include a delay in payments, including payment deferrals, term extensions, principal forgiveness and interest rate reductions, or a combination thereof. We record interest on modified loans on an accrual basis to the extent the modified loan is contractually current under the modified terms. The allowance for credit losses on loan modifications is measured using the same method as all other loans held for investment.

Charge-offs to the allowance for credit losses occur when losses are confirmed through the receipt of cash or other consideration from the completion of a sale; when a modification or restructuring takes place in which we grant a concession to a borrower or agree to a discount in full or partial satisfaction of the loan; when we take ownership and control of the underlying collateral in full satisfaction of the loan; when loans are reclassified as other investments; or when significant collection efforts have ceased and it is highly likely that a loss has been realized.

We record a charge-off on a restructured loan when we grant a concession to the borrower in the form of principal forgiveness related to the payoff or the substitution or addition of a new debtor for the original borrower or when we incur costs on behalf of the borrower related to the modification, payoff or the substitution or addition of a new debtor for the original borrower. When a loan is restructured, we record our investment at net realizable value, taking into account the cost of all concessions at the date of restructuring. In addition, a gain or loss may be recorded upon the sale of a restructured loan to a third party in the consolidated statements of income in the period in which the loan was sold.

Loans Held-for-Sale, Net. Loans held-for-sale, net represents our Agency Business commercial real estate loans originated and sold under the GSE and HUD programs, which are generally transferred or sold within 60 days of loan origination, as well as our Private Label loans, which are either sold instantaneously or pooled and securitized, or sold, generally within 180 days of loan origination. Such loans are reported at the lower of cost or market on an aggregate basis and include the value allocated to the associated future MSRs. During the period prior to its sale, interest income on a loan held-for-sale is calculated in accordance with the terms of the individual loan and the loan origination fees and direct loan origination costs are deferred until the loan is sold. All of our held-for-sale loans are financed with matched borrowings from credit facilities contracted to finance such loans. Interest income and expense are earned or incurred after a loan is closed and before a loan is sold.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated, put presumptively beyond the reach of the entity, even in bankruptcy, (2) the transferee (or if the transferee is an entity whose sole purpose is to engage in securitization and the entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the transferred financial assets, and (3) we or our agents do not maintain effective control over the transferred financial assets or third-party beneficial interest related to those transferred assets through an agreement to repurchase them before their maturity. We have determined that all loans sold have met these specific conditions and account for all transfers of mortgage loans as completed sales.

Allowance for Loss-Sharing Obligations. When a loan is sold under the Fannie Mae DUS program, we undertake an obligation to partially guarantee the performance of the loan. Generally, we are responsible for losses equal to the first 5% of the UPB and a portion of any additional losses to an overall maximum of 20% of the original principal balance. Fannie Mae bears any remaining loss. In addition, under the terms of the master loss-sharing agreement with Fannie Mae, we are responsible for funding 100% of mortgage delinquencies (principal and interest) and servicing advances (taxes, insurance and foreclosure costs) until the amounts advanced exceed 5% of the UPB at the date of default. Thereafter, we may request interim loss-sharing adjustments which allow us to fund 25% of such advances until final settlement.

At inception, a liability for the fair value of the obligation undertaken in issuing the guaranty is recognized. In determining the fair value of the guaranty obligation, we consider the risk profile of the collateral and the historical loss experience in our portfolio. The guaranty obligation is removed only upon either the expiration or settlement of the guaranty.

We evaluate the allowance for loss-sharing obligations by monitoring the performance of each loss-sharing loan for events or conditions that may signal a potential default. Historically, initial loss recognition occurs at or before a loan becomes 60 days delinquent. In instances where payment under the guaranty on a loan is determined to be probable and estimable (as the loan is probable of, or is, in foreclosure), we record a liability for the estimated loss-sharing specific reserve by transferring the guarantee obligation recorded on the loan to the specific reserve with any adjustments to this reserve amount recorded in provision for loss sharing in the statements of income. The amount of the allowance considers our assessment of the likelihood of repayment by the borrower or key principal(s), the risk characteristics of the loan, the loan's risk rating, historical loss experience, adverse situations affecting individual loans, the estimated disposition value of the underlying collateral, and the level of risk sharing. We regularly monitor the specific reserves and update loss estimates as current information is received.

Capitalized Mortgage Servicing Rights. We recognize, as separate assets, rights to service mortgage loans for others, including such rights from our origination of mortgage loans sold with the servicing rights retained, as well as rights associated with acquired MSRs. Income from MSRs related to loans we originate are recognized when we record a derivative asset upon the commitment to originate a loan with a borrower and sell the loan to an investor. This commitment asset is recognized at fair value based on the discounted expected net cash flows associated with the servicing of the loan. When a mortgage loan we originate is sold, we retain the right to service the loan and recognize the MSR at the initial capitalized valuation. We amortize our MSRs using the amortization method, which requires the MSRs to be amortized over the period of estimated net servicing income or loss and that the servicing assets or liabilities be assessed for impairment, or increased obligation, based on the fair value at each reporting date. Amortization of MSRs is recorded as a reduction of servicing revenues, net in the consolidated statements of income. The following assumptions were used in calculating the fair value of our MSRs for the periods presented:

Key rates: We used discount rates ranging from 8% to 14%, representing a weighted average discount rate of 12%, based on our best estimate of market discount rates to determine the present value of MSRs.

Servicing Cost: A market participant's estimated future cost to service the loan for the estimated life of the MSR is subtracted from the estimated future cash flows.

Estimated Life: We estimate the life of our MSRs based upon the stated yield maintenance and/or prepayment protection term of the underlying loan and are reduced using prepayment rates that consider the note rate of the loan and the expiration of various types of prepayment penalty and/or lockout provisions prior to that stated maturity date.

MSRs are initially recorded at fair value and are carried at amortized cost. The fair value of MRSs from loans we originate and sell are estimated considering market prices for similar MSRs, when available, and by estimating the present value of the future net cash flows of the capitalized MSRs, net of adequate compensation for servicing. Adequate compensation is based on the market rate of similar servicing contracts. The fair value of MSRs acquired approximate the purchase price paid.

We evaluate the MSR portfolio for impairment on a quarterly basis based on the difference between the aggregate carrying amount of the MSRs and their aggregate fair value. We engage an independent third-party valuation expert to assist in determining an estimated fair value of our MSR portfolio on a quarterly basis. For purposes of impairment evaluation, the MSRs are stratified based on predominant risk characteristics of the underlying loans, which we have identified as loan type, note rate and yield maintenance provisions. To the extent that the carrying value of the MSRs exceeds fair value, a valuation allowance is established.

We record write-offs of MSRs related to loans that were repaid prior to their expected maturity and loans that have defaulted and determined to be unrecoverable. When this occurs, the write-off is recorded as a direct write-down to the carrying value of MSRs and is included as a component of servicing revenue, net in the consolidated statements of income. This direct write-down permanently reduces the carrying value of the MSRs, precluding recognition of subsequent recoveries. For loans that payoff prior to maturity, we may collect a prepayment fee which is included as a component of servicing revenue, net.

Investments in Equity Affiliates. We invest in joint ventures that are formed to invest in real estate-related assets or businesses. These joint ventures are not majority owned or controlled by us or are VIEs for which we are not the primary beneficiary, and are not consolidated in our financial statements. These investments are recorded under either the equity or cost method of accounting as deemed appropriate. We evaluate these investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. We recognize an impairment loss if the estimated fair value of the investment is less than its carrying amount and we determine that the impairment is other-than-temporary. Typically, we record our share of the net income and losses from the underlying properties of our equity method investments and any other-than-temporary impairment on these investments as income or losses from equity affiliates in the consolidated statements of income. Cash distributions received from our equity method investments are presented as operating cash flows to the extent they represent returns on capital (i.e., distributions do not exceed cumulative earnings) and as investing cash flows to the extent they represent returns of capital (i.e., distributions in excess of cumulative earnings).

Goodwill and Other Intangible Assets. We typically use independent third-party valuation specialists to assist us in estimating the fair value of intangible assets and in assigning their estimated useful lives. The fair value estimates are based on available historical information and on future expectations and assumptions we deem reasonable.

We generally use an income-based valuation method to estimate the fair value of intangible assets, which discounts expected future cash flows to present value using estimates and assumptions we deem reasonable.

Determining the estimated useful lives of intangible assets also requires judgment. Certain intangible assets, such as GSE licenses, have been deemed to have indefinite lives while other intangible assets, such as borrower relationships and below market rent have been deemed to have finite lives. Our assessment as to which intangible assets are deemed to have finite or indefinite lives is based on several factors including economic barriers of entry for the acquired product lines, scarcity of available GSE licenses, retention trends and our operating plans, among other factors.

Goodwill and indefinite-lived intangible assets are not amortized, while finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis. Indefinite-lived intangible assets, including goodwill, are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In addition, with respect to goodwill, an impairment analysis is performed at least annually. We have elected to make the first day of our fiscal fourth quarter the annual impairment assessment date for goodwill. We first assess qualitative factors to determine whether it is more likely than not that the fair value is less than the carrying value. If, based on that assessment, we believe it is more likely than not that the fair value is less than the carrying value, then a two-step goodwill impairment test is performed. Based on the impairment analysis performed as of October 1, 2025, there were no indicators that the indefinite-lived intangible assets, including goodwill, were impaired and there were no events or changes in circumstances indicating impairment at December 31, 2025.

Real Estate Owned and Held-For-Sale. Real estate acquired is recorded at its estimated fair value, less costs to sell if classified as held for sale, at acquisition and is shown net of accumulated depreciation and impairment charges. Costs incurred in connection with the acquisition of a property are capitalized.

We allocate our real estate acquisitions to land, building, tenant improvements, origination asset of the in-place leases, intangibles for the value of any above or below market leases at fair value and to any other identified intangible assets or liabilities based on their relative fair values. We amortize the value allocated to in-place leases over the remaining lease term, which is reported in depreciation and amortization expense on our consolidated statements of income. The value allocated to above or below market leases is amortized over the remaining lease term as an adjustment to rental income.

Real estate assets are depreciated using the straight-line method over their estimated useful lives. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their estimated useful life.

Our properties are reviewed for impairment each quarter if events or circumstances change indicating that the carrying amount of an asset may not be recoverable. We recognize an impairment equal to the difference between the estimated fair value of the asset and its carrying value. We determine the fair value using either a discounted cash flow approach, broker opinions of value or an appraisal. In evaluating for impairment, many factors are considered, including estimated current and expected operating cash flows from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of the asset in the ordinary course of business. Impairment charges may be necessary in the event discount rates, capitalization rates, lease-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property.

Real estate is classified as held-for-sale when we commit to a plan of sale, the asset is available for immediate sale, there is an active program to locate a buyer, and it is probable the sale will be completed within one year. Real estate assets that are expected to be disposed of are valued at the lower of the asset's carrying amount or its fair value less costs to sell.

We recognize sales of real estate properties, including the respective gains and losses, upon closing, when control of the asset transfers to the buyer, when it is probable that we will collect substantially all of the agreed upon consideration, and we are not obligated to perform significant activities after the sale.

Hedging Activities and Derivatives. We measure derivative instruments at fair value and record them as assets or liabilities. Fair value adjustments will affect either accumulated other comprehensive income until the hedged item is recognized in earnings, or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. We use derivatives for hedging purposes rather than trading or speculation. Fair values are estimated based on current market data from financial sources that trade such instruments and are based on prevailing market data and derived from third-party proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions.

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. These derivative instruments must be effective in reducing risk exposure to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in earnings. In cases where a derivative instrument is terminated early, any gain or loss is generally amortized over the remaining life of the hedged item. We may also enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply, or we elect not to apply hedge accounting. The ineffective portion of a derivative's change in fair value is recognized immediately in earnings.

In connection with our interest rate risk management, we may hedge a portion of our interest rate risk by entering into derivative instrument contracts to manage differences in the amount, timing, and duration of our expected cash receipts and our expected cash payments principally related to our investments and borrowings. Our objectives in using interest rate derivatives are to add stability to interest income and to manage our exposure to interest rate movements. To accomplish this objective, we have used, and may again in the future, use treasury futures and interest rate and credit default swaps as part of our interest rate risk management strategy. Instruments designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

Our rate lock and forward sales commitments associated with the Agency Business meet the definition of a derivative and are recorded at fair value. The estimated fair value of rate lock commitments includes the effects of interest rate movements as well as the fair value of the expected net cash flows associated with the servicing of the loan which is recorded as income from MSRs in the consolidated statements of income. The estimated fair value of forward sale commitments includes the effects of interest rate movements between the trade date and balance sheet date.

Our treasury futures associated with (1) our held-for-sale Agency Business Private Label loans, and (2) our Structured Business SFR loans, do not meet the criteria for hedge accounting and are tied to the five-year and ten-year treasury rates. Our treasury futures are cleared by a central clearing house and variation margin payments (made in cash) are treated as a legal settlement of the derivative itself, as opposed to a pledge of collateral. Realized and unrealized gains and losses related to our treasury futures are recorded through earnings.

Revenue Recognition. Interest income is recognized on the accrual basis as it is earned. In certain instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, a prepayment fee, an exit fee and/or deferred interest upon maturity. In some cases, interest income may also include the amortization or accretion of premiums and discounts arising from the purchase or origination of the loan or security. This additional income, net of any direct loan origination costs incurred, is deferred and accreted into interest income on an effective yield or "interest" method adjusted for actual prepayment activity over the life of the related loan or security as a yield adjustment. We record interest on modified loans on an accrual basis to the extent the modified loan is contractually current. Income recognition is suspended and all accrued interest to date is reversed for loans when, in our opinion, a full recovery of all contractual principal and/or interest is not probable. Income recognition is resumed when the loan becomes contractually current, and performance is resumed. We record interest income on certain impaired loans to the extent cash is received, as the borrower continues to make interest payments.

Several of our modified loans to borrowers experiencing financial difficulty provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to our determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the asset, as well as the strength and guarantee of the sponsors. For such loans, we accrue interest at the contractual accrual rate only when, based on our assessment, the borrower has the ability to make the required payments and we expect to ultimately collect accrued interest and outstanding principal. If we cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Given the transitional nature of some of our real estate loans, we may require funds to be placed into an interest reserve, based on contractual requirements, to cover debt service costs. We will analyze these interest reserves on a periodic basis and determine if any additional interest reserves are needed. Recognition of income on loans with funded interest reserves are accounted for in the same manner as loans without funded interest reserves. We classify loans as non-accrual and recognize income only to the extent cash is received when we have determined there is reasonable doubt about collectability of all principal and interest. When loans are placed on non-accrual, accrued interest to date is reversed and full income recognition resumes when the loan becomes contractually current and performance has recommenced. While we use our judgment in reaching this determination for loans less than 60 days past due, all loans greater than 60 days past due are generally placed on non-accrual status and considered non-performing loans unless past due amounts are in the process of collection or otherwise reasonably certain to be received in the immediate future.

Additionally, interest income is recorded when earned from equity participation interests, referred to as equity kickers. These equity kickers have the potential to generate additional revenues to us as a result of excess cash flow distributions and/or as appreciated properties are sold or refinanced.

Gain on sales, including fee-based services, net — Gain on sales, including fee-based services, net includes commitment fees, broker fees, loan assumption fees, loan origination fees and gains on sale of loans of our Agency Business. In some instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, net of any direct loan origination costs incurred, which is recognized upon the sale of the loan. Revenue recognition occurs when the related services are performed, unless significant contingencies exist, and for the sale of loans, when all the incidence of ownership passes to the buyer. Interest income is recognized on the accrual basis as it is earned from loans held-for-sale.

Property operating income — Property operating income represents income associated with the operations of commercial real estate properties classified as real estate owned. We recognize revenue for these activities when the fees are fixed or determinable, or are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided.

Other income (loss), net — Other income (loss), net represents loan structuring, modification and defeasance, as well as broker fees and miscellaneous asset management fees associated with our loan and investment portfolio. We recognize these forms of income when the fees are fixed or determinable, are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided.

Leases. We determine if an arrangement is a lease at inception. Our right to use an underlying asset for the lease term is recorded as an operating lease right-of-use ("ROU") asset and our obligation to make lease payments arising from the lease is recorded as a lease liability. Operating lease ROU assets and lease liabilities are included in other assets and other liabilities, respectively, in our consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our leases do not provide an implicit rate; therefore, we use our incremental borrowing rate in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of twelve months or less are expensed as incurred.

Stock-Based Compensation. We grant stock awards to certain of our employees and directors, consisting of shares of our common stock that vest immediately or annually over a multi-year period, subject to the recipient's continued service to us. We record stock-based compensation expense at the grant date fair value of the related stock-based award at the grant date (for the portion that vests immediately) or ratably over the respective vesting periods. Dividends are paid on restricted stock as dividends are paid on shares of our common stock whether or not they are vested. Stock-based compensation is disclosed in our consolidated statements of income under "employee compensation and benefits" for employees and under "selling and administrative" expense for the Board of Directors.

Income Taxes. We organize and conduct our operations to qualify as a REIT and to comply with the provisions of the Internal Revenue Code with respect thereto. A REIT is generally not subject to federal income tax on its taxable income that is distributed to its stockholders; provided that at least 90% of its taxable income is distributed and provided that certain other requirements are met. Certain REIT income may be subject to state and local income taxes.

The Agency Business mainly operates through a TRS, which is a part of our TRS Consolidated Group and is subject to U.S. federal, state and local income taxes. In general, our TRS entities may hold assets that the REIT cannot hold directly and may engage in real estate or non-real estate-related business. Current and deferred taxes are recorded on the portion of earnings (losses) recognized by us with respect to our interest in TRSs. Deferred income tax assets and liabilities are calculated based on temporary differences between our GAAP consolidated financial statements and the federal, state, local tax basis of assets and liabilities as of the consolidated balance sheets. We evaluate the realizability of our deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognize a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all our deferred tax assets will not be realized. When evaluating the realizability of our deferred tax assets, we consider estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook.

We periodically evaluate tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. We report interest and penalties related to tax uncertainties as a component of the income tax provision.

Earnings Per Share. We present both basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount.

Reclassification

In 2025, we refined the presentation of our loan modification disclosures presented in Note 3 and reclassified certain 2024 loan modification activity to conform to the 2025 presentation to enhance comparability between periods. These reclassifications relate solely to the presentation of the 2024 loan modification activity and did not impact the previously reported consolidated financial position, results of operations or cash flows for the year ended December 31, 2024. This reclassification represents a change in presentation for comparative purposes only.

Recently Adopted Accounting Pronouncements

Description	Effective Date	Effect on Financial Statements
In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU focuses on disclosures around effective tax rates and cash income taxes paid and to improve the usefulness of income tax disclosures for investors. The ASU requires public entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages and to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more. The ASU also makes changes to annual disclosures of income taxes paid for all entities by requiring disclosure of the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdiction.	Fiscal year of 2025, with early adoption permitted	The adoption of this guidance did not have a material impact on our consolidated financial statements and we have included the required enhanced disclosures within Note 18.

Recently Issued Accounting Pronouncements

Description	Effective Date	Effect on Financial Statements
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU is intended to make the interim reporting guidance easier to apply and to clarify when Topic 270 applies and what is required to be disclosed, without changing the basic approach to interim reporting or meaningfully expanding or reducing interim disclosure requirements. The ASU's main provisions (in plain terms) include: (1) clarifying that Topic 270 applies to any entity that issues interim financial statements and related notes in accordance with GAAP (including "condensed" interim financial statements); (2) clarifying the form and content expectations for interim financial statements (including direction for SEC registrants to follow the applicable SEC Regulation S-X interim requirements); (3) adding to Topic 270 a comprehensive list of interim disclosures required by other ASC Topics and making related conforming amendments; and (4) adding a disclosure principle that requires disclosure of events and changes since the most recent fiscal year-end that have a material impact on the entity so interim financial statements are not misleading.	First quarter of 2028, with early adoption permitted	We are not planning on early adoption and this guidance is not expected to have a material impact on our consolidated financial statements.
In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. This guidance clarifies certain aspects of hedge accounting and addresses incremental hedge accounting issues arising from reference rate reform. Key provisions focus on five areas that are intended to enable hedge accounting to be achieved and maintained for a broader set of highly effective economic hedges: (1) replacing the "shared" risk exposure criterion with a "similar" risk exposure criterion for cash flow hedges of groups of forecasted transactions (with assessment at inception and ongoing), (2) a model to facilitate cash flow hedges of forecasted interest payments on "choose-your-rate" variable-rate debt, (3) updates related to cash flow hedges of nonfinancial forecasted transactions (including pricing components), (4) revisions to the net written option guidance in certain hedging relationships, and (5) changes related to dual hedges involving foreign-currency-denominated debt.	First quarter of 2027, with early adoption permitted	We are not planning on early adoption and this guidance is not expected to have a material impact on our consolidated financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the accounting for internal-use software by removing the prescribed project stages and requiring capitalization of costs once management authorizes the project, commits funding, and determines completion is probable. It also brings website development costs under the same guidance and aligns related disclosures with those for property, plant and equipment.	First quarter of 2028, with early adoption permitted	We are not planning on early adoption and this guidance is not expected to have a material impact on our consolidated financial statements.

Other Recently Issued Accounting Pronouncements

During 2025, the FASB also issued: (1) ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans, effective in the first quarter of 2027; (2) ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, effective in the first quarter of 2027; (3) ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, effective in the first quarter of 2026; (4) ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, effective in the first quarter of 2027; and (5) ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, effective in the first quarter of 2027. We currently do not have any transactions that fall under the scope of these ASUs; therefore, the adoption is not expected to have an impact on our consolidated financial statements.

Note 3 — Loans and Investments

Our Structured Business loan and investment portfolio consists of ($ in thousands):

	December 31, 2025	Percent of Total	Loan Count	Wtd. Avg. Pay Rate (1)	Wtd. Avg. Remaining Months to Maturity (2)	Wtd. Avg. First Dollar LTV Ratio (3)	Wtd. Avg. Last Dollar LTV Ratio (4)
Bridge loans (5)	$ 11,371,758	94 %	524	6.39 %	12.9	0 %	77 %
Mezzanine loans	290,212	2 %	65	7.84 %	52.3	59 %	78 %
Construction - multifamily	249,019	2 %	9	9.13 %	24.6	0 %	60 %
Preferred equity investments	202,118	2 %	34	6.87 %	46.0	62 %	80 %
Total UPB	12,113,107	100 %	632	6.49 %	14.7	2 %	77 %
Allowance for credit losses	(145,971)						
Unearned revenue	(32,888)						
Loans and investments, net (6)	$ 11,934,248						

	December 31, 2024						
Bridge loans (5)	$ 10,893,106	96 %	688	6.89 %	11.6	0 %	80 %
Mezzanine loans	255,556	2 %	58	7.52 %	51.8	51 %	82 %
Preferred equity investments	148,845	1 %	27	6.42 %	53.9	62 %	79 %
Construction - multifamily	4,367	<1 %	2	9.97 %	20.8	0 %	42 %
SFR permanent loans	3,082	<1 %	1	9.36 %	10.3	0 %	40 %
Total UPB	11,304,956	100 %	776	6.90 %	13.1	2 %	80 %
Allowance for credit losses	(238,967)						
Unearned revenue	(31,992)						
Loans and investments, net (6)	$ 11,033,997						

---

(1) "Weighted Average Pay Rate" is a weighted average, based on the UPB of each loan in our portfolio, of the interest rate required to be paid as stated in the individual loan agreements. Certain loans and investments that require an accrual rate to be paid at maturity are not included in the weighted average pay rate as shown in the table.

(2) Including extension options, the weighted average remaining months to maturity at December 31, 2025 and 2024 was 19.9 and 22.7, respectively.

(3) The "First Dollar Loan-to-Value ("LTV") Ratio" is calculated by comparing the total of our senior most dollar and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which we will absorb a total loss of our position.

(4) The "Last Dollar LTV Ratio" is calculated by comparing the total of the carrying value of our loan and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which we will initially absorb a loss.

(5) At December 31, 2025 and 2024, bridge loans included 298 and 423, respectively, of SFR loans with a total gross loan commitment of $4.73 billion and $4.18 billion, respectively, of which $3.18 billion and $1.99 billion, respectively, was funded.

(6) Excludes exit fee receivables of $43.0 million and $46.6 million at December 31, 2025 and 2024, respectively, which is included in other assets on the consolidated balance sheets.

Concentration of Credit Risk

We are subject to concentration risk in that, at December 31, 2025, the UPB related to 65 loans with five different borrowers represented 9% of total assets. At December 31, 2024, the UPB related to 83 loans with five different borrowers represented 10% of total assets. During both 2025 and 2024, no single loan or investment represented more than 10% of our total assets and no single investor group generated over 10% of our revenue. See Note 19 for details on our concentration of related party loans and investments.

We assign a credit risk rating of pass, pass/watch, special mention, substandard or doubtful to each loan and investment, with a pass rating being the lowest risk and a doubtful rating being the highest risk. Each credit risk rating has benchmark guidelines that pertain to debt-service coverage ratios, LTV ratios, borrower strength, asset quality, payment status in accordance with current contractual terms, and funded cash reserves. Other factors such as guarantees and other forms of recourse, market strength, remaining loan term and borrower equity are also reviewed and considered in determining the credit risk rating assigned to each loan. This metric provides a helpful snapshot of portfolio quality and credit risk. All portfolio assets are subject to, at a minimum, a thorough quarterly financial evaluation in which historical operating performance and forward-looking projections are reviewed; however, we maintain a higher level of scrutiny and focus on loans that we consider "high risk" and that possess deteriorating credit quality.

Generally speaking, given our typical loan profile, risk ratings of pass and pass/watch suggest the loan is performing and that we expect the borrower to make both principal and interest payments according to the contractual terms of the current loan agreement. A risk rating of special mention indicates loans that require closer monitoring given an observed credit weakness or may have been modified, but we currently expect the borrower to make both principal and interest payments according to the terms of the current loan agreement or we expect to fully recover our investment, including accrued interest, through the current value of the collateral and/or the financial strength of the guarantors. A risk rating of substandard indicates we have observed weaknesses or significant deterioration in multiple credit quality factors, we expect the loan to underperform in the near term, and we anticipate the loan will require intervention in the form of a modification or potential foreclosure to avoid or limit a loss of interest and/or principal. A risk rating of doubtful indicates a loss of interest and/or principal is probable and we are actively exploring options to protect our investment including foreclosing on the underlying collateral. Further, while the above are the primary guidelines used in determining a certain risk rating, subjective items such as the financial strength of guarantors, market strength, asset quality, or a borrower's ability to perform under modified loan terms may result in a rating that is higher or lower than might be indicated by any risk rating matrix.

A summary of the loan portfolio's internal risk ratings and LTV ratios by asset class at December 31, 2025, and charge-offs recorded during 2025 is as follows ($ in thousands):

| Asset Class / Risk Rating | UPB by Origination Year | | | | | | | Wtd. Avg. First Dollar LTV Ratio | Wtd. Avg. Last Dollar LTV Ratio |
	2025	2024	2023	2022	2021	Prior	Total		
Multifamily:									
Pass	$ 556,801	$ 87,533	$ 22,253	$ 9,832	$ 34,843	$ 26,758	$ 738,020		
Pass/Watch	1,195,412	429,300	108,276	376,064	526,961	159,810	2,795,823		
Special Mention	211,404	186,984	185,088	1,788,580	2,028,742	44,479	4,445,277		
Substandard	4,990	47,258	21,100	297,729	307,350	—	678,427		
Doubtful	—	9,460	—	153,443	28,826	24,565	216,294		
Total Multifamily	$ 1,968,607	$ 760,535	$ 336,717	$ 2,625,648	$ 2,926,722	$ 255,612	$ 8,873,841	3 %	81 %
Single-Family Rental:					Percentage of portfolio		73 %		
Pass	$ 98,510	$ —	$ —	$ —	$ —	$ —	$ 98,510		
Pass/Watch	859,819	1,006,016	571,891	448,769	71,916	34,216	2,992,627		
Special Mention	36,230	—	—	52,943	—	4,600	93,773		
Total Single-Family Rental	$ 994,559	$ 1,006,016	$ 571,891	$ 501,712	$ 71,916	$ 38,816	$ 3,184,910	0 %	64 %
Office:					Percentage of portfolio		26 %		
Pass/Watch	$ —	$ —	$ —	$ —	$ —	$ 33,410	$ 33,410		
Total Office	$ —	$ —	$ —	$ —	$ —	$ 33,410	$ 33,410	0 %	88 %
Retail:					Percentage of portfolio		<1%		
Substandard	$ —	$ —	$ —	$ —	$ —	$ 16,424	$ 16,424		
Doubtful	—	—	—	—	—	531	531		
Total Retail	$ —	$ —	$ —	$ —	$ —	$ 16,955	$ 16,955	0 %	97 %
Land:					Percentage of portfolio		< 1%		
Pass/Watch	$ —	$ —	$ —	$ —	$ —	$ 2,291	$ 2,291		
Total Land	$ —	$ —	$ —	$ —	$ —	$ 2,291	$ 2,291	0 %	77 %
Commercial:					Percentage of portfolio		<1%		
Doubtful	$ —	$ —	$ —	$ —	$ —	$ 1,700	$ 1,700		
Total Commercial	$ —	$ —	$ —	$ —	$ —	$ 1,700	$ 1,700	0 %	100 %
					Percentage of portfolio		< 1%		
Grand Total	$ 2,963,166	$ 1,766,551	$ 908,608	$ 3,127,360	$ 2,998,638	$ 348,784	$12,113,107	2 %	77 %
Charge-offs, net	$ —	$ 3,000	$ —	$ 24,476	$ 31,968	$ 68,893	$ 128,337		

A summary of the loan portfolio's internal risk ratings and LTV ratios by asset class at December 31, 2024, and charge-offs recorded during 2024 is as follows ($ in thousands):

Asset Class / Risk Rating	UPB by Origination Year						Total	Wtd. Avg. First Dollar LTV Ratio	Wtd. Avg. Last Dollar LTV Ratio
	2024	2023	2022	2021	2020	Prior			
Multifamily:									
Pass	$ 308,228	$ 41,713	$ 69,000	$ 10,205	$ 2,010	$ 24,823	$ 455,979		
Pass/Watch	357,724	308,353	1,012,593	462,709	119,860	113,100	2,374,339		
Special Mention	79,618	31,344	2,340,782	2,958,064	—	94,529	5,504,337		
Substandard	—	658	159,100	206,277	—	21,700	387,735		
Doubtful	12,460	—	193,850	159,379	14,800	9,765	390,254		
Total Multifamily	$ 758,030	$ 382,068	$ 3,775,325	$ 3,796,634	$ 136,670	$ 263,917	$ 9,112,644	2 %	83 %
Single-Family Rental:					Percentage of portfolio		81 %		
Pass	$ 246,234	$ 32,875	$ 10,683	$ —	$ —	$ —	$ 289,792		
Pass/Watch	422,063	410,419	356,567	94,503	41,848	—	1,325,400		
Special Mention	—	31,043	139,125	107,155	87,967	—	365,290		
Doubtful	5,704	10,786	—	—	—	—	16,490		
Total Single-Family Rental	$ 674,001	$ 485,123	$ 506,375	$ 201,658	$ 129,815	$ —	$ 1,996,972	0 %	61 %
Land:					Percentage of portfolio		18%		
Pass	$ 7,282	$ —	$ —	$ —	$ —	$ —	$ 7,282		
Special Mention	—	—	—	—	3,500	—	3,500		
Substandard	—	—	—	—	—	127,928	127,928		
Total Land	$ 7,282	$ —	$ —	$ —	$ 3,500	$ 127,928	$ 138,710	0 %	96 %
Office:					Percentage of portfolio		1%		
Special Mention	$ —	$ —	$ —	$ —	$ 35,410	$ —	$ 35,410		
Total Office	$ —	$ —	$ —	$ —	$ 35,410	$ —	$ 35,410	0 %	94 %
Retail:					Percentage of portfolio		< 1%		
Substandard	$ —	$ —	$ —	$ —	$ —	$ 19,520	$ 19,520		
Total Retail	$ —	$ —	$ —	$ —	$ —	$ 19,520	$ 19,520	0 %	88 %
Commercial:					Percentage of portfolio		< 1%		
Doubtful	$ —	$ —	$ —	$ —	$ —	$ 1,700	$ 1,700		
Total Commercial	$ —	$ —	$ —	$ —	$ —	$ 1,700	$ 1,700	0 %	100 %
					Percentage of portfolio		< 1%		
Grand Total	$ 1,439,313	$ 867,191	$ 4,281,700	$ 3,998,292	$ 305,395	$ 413,065	$11,304,956	2 %	80 %
Charge-offs	$ 464	$ —	$ 4,077	$ 7,668	$ —	$ —	$ 12,209		

Geographic Concentration Risk

At December 31, 2025, underlying properties in Texas and Florida represented 23% and 17%, respectively, of the outstanding balance of our loan and investment portfolio. At December 31, 2024, underlying properties in Texas and Florida represented 23% and 17%, respectively, of the outstanding balance of our loan and investment portfolio. No other states represented 10% or more of the total loan and investment portfolio.

Allowance for Credit Losses

A summary of the changes in the allowance for credit losses is as follows ($ in thousands):

	Year Ended December 31, 2025							
	Multifamily	Single-Family Rental	Retail	Commercial	Land	Office	Other	Total
Allowance for credit losses:								
Beginning balance	$ 148,139	$ 7,524	$ 3,293	$ 1,700	$ 78,130	$ 181	$ —	$ 238,967
Provision for credit losses (net of reversals)	43,635	1,293	(390)	—	(8,861)	70	—	35,747
Recoveries	(406)	—	—	—	—	—	—	(406)
Charge-offs, net (1)	(59,444)	—	—	—	(68,893)	—	—	(128,337)
Ending balance	$ 131,924	$ 8,817	$ 2,903	$ 1,700	$ 376	$ 251	$ —	$ 145,971

	Year Ended December 31, 2024							
Allowance for credit losses:								
Beginning balance	$ 110,847	$ 1,624	$ 3,293	$ 1,700	$ 78,058	$ 142	$ —	$ 195,664
Provision for credit losses (net of reversals)	49,501	5,900	—	—	72	39	—	55,512
Charge-offs (2)	(12,209)	—	—	—	—	—	—	(12,209)
Ending balance	$ 148,139	$ 7,524	$ 3,293	$ 1,700	$ 78,130	$ 181	$ —	$ 238,967

	Year Ended December 31, 2023							
Allowance for credit losses:								
Beginning balance	$ 37,961	$ 780	$ 5,819	$ 1,700	$ 78,068	$ 8,162	$ 69	$ 132,559
Provision for credit losses (net of reversals)	72,886	844	(2,526)	—	(10)	(2,320)	(69)	68,805
Charge-offs	—	—	—	—	—	(5,700)	—	(5,700)
Ending balance	$ 110,847	$ 1,624	$ 3,293	$ 1,700	$ 78,058	$ 142	$ —	$ 195,664

____

(1) Includes $40.3 million of specific reserves on six multifamily bridge loans and a multifamily mezzanine loan that were charged-off in connection with the foreclosure of the underlying collateral as REO assets at fair value.

(2) Includes $8.4 million of specific reserves on two multifamily bridge loans that were charged-off in connection with the foreclosure of the underlying collateral as REO assets at fair value.

The provision for credit losses during 2025 was primarily attributable to specifically impaired multifamily loans and, to a lesser extent, a weakening in the macroeconomic outlook of the commercial real estate market and losses recorded on the foreclosure of REO assets. Our estimate of allowance for credit losses on our structured portfolio, including related unfunded loan commitments, was based on a reasonable and supportable forecast period that reflects recent observable data, including price indices for commercial real estate, unemployment rates, and interest rates.

The expected credit losses over the contractual period of our loans also include the obligation to extend credit through our unfunded loan commitments. Estimates of CECL for unfunded loan commitments are adjusted quarterly and correspond with the associated outstanding loans. At December 31, 2025 and 2024, we had outstanding unfunded commitments of $1.92 billion and $2.20 billion, respectively, that we are obligated to fund as borrowers meet certain requirements. The outstanding unfunded commitments are predominantly related to our SFR BTR business.

At December 31, 2025 and 2024, accrued interest receivable related to our loans totaling $165.7 million and $154.4 million, respectively, was excluded from the estimate of credit losses, is subject to our revenue recognition policy, and is included in other assets on the consolidated balance sheets.

All of our structured loans and investments are secured by real estate assets or by interests in real estate assets, and, as such, the measurement of credit losses may be based on the difference between the fair value of the underlying collateral and the carrying value of the assets as of the period end. A summary of our specific reserve loans considered impaired by asset class is as follows ($ in thousands):

Asset Class	UPB (1)		Carrying Value		Allowance for Credit Losses		Wtd. Avg. First Dollar LTV Ratio	Wtd. Avg. Last Dollar LTV Ratio
					December 31, 2025			
Multifamily	$	366,275	$	363,635	$	38,487	0 %	96 %
Retail		16,955		16,855		2,903	0 %	97 %
Commercial		1,700		1,700		1,700	0 %	100 %
Total	$	384,930	$	382,190	$	43,090	0 %	96 %
					December 31, 2024			
Multifamily	$	456,261	$	444,400	$	60,887	0 %	99 %
Land		134,215		127,868		77,869	0 %	99 %
Retail		19,520		15,068		3,293	0 %	87 %
Commercial		1,700		1,700		1,700	0 %	100 %
Total	$	611,696	$	589,036	$	143,749	0 %	99 %

_____
(1) Represents the UPB of 20 and 27 impaired loans (less unearned revenue and other holdbacks and adjustments) by asset class at December 31, 2025 and 2024, respectively.

Non-performing Loans

Loans are generally classified as non-performing once the contractual payments exceed 60 days past due, unless past due payments due to us are in the process of being collected or otherwise reasonably certain to be received in the immediate future. Income from non-performing loans is generally recognized on a cash basis when it is received. Full income recognition will resume when the loan becomes contractually current, and performance has recommenced. At December 31, 2025, 26 loans with an aggregate net carrying value of $545.0 million, net of related loan loss reserves of $10.2 million, were classified as non-performing and, at December 31, 2024, 26 loans with an aggregate net carrying value of $598.9 million, net of related loan loss reserves of $23.8 million, were classified as non-performing.

A summary of our non-performing loans by asset class is as follows ($ in thousands):

	December 31, 2025		December 31, 2024	
	UPB	Carrying Value	UPB	Carrying Value
Multifamily	$ 566,906	$ 553,016	$ 649,227	$ 620,072
Commercial	1,700	1,700	1,700	1,700
Retail	531	531	920	910
Total	$ 569,137	$ 555,247	$ 651,847	$ 622,682

At December 31, 2025, we had loans with a UPB of $237.0 million and accrued interest of $6.6 million that were greater than 60 days past due and classified as performing loans. Subsequent to December 31, 2025, all past due payments on these loans have been collected. At December 31, 2024, we had no loans contractually past due greater than 60 days that were still accruing interest.

Other Non-accrual Loans

In this challenging economic environment, we have been experiencing late and partial payments on certain loans in our structured portfolio. Therefore, for loans that are 60 days past due or less, if we have determined there is reasonable doubt about collectability of all principal and interest, we classify those loans as non-accrual and recognize interest income only when cash is received. The table below is a summary of those loans that are 60 days past due or less that we have classified as non-accrual, and changes to those loans for the periods presented ($ in thousands).

	Year Ended December 31, 2025	Year Ended December 31, 2024
Beginning balance (9 and 24 multifamily bridge loans, respectively)	$ 167,428	$ 956,917
Loans that progressed to greater than 60 days past due	(185,302)	(676,881)
Loans modified or paid off	(128,465)	(1,103,676)
Loans transferred to REO	(96,139)	—
Additional loans classified as non-accrual	290,789	991,068
Ending balance (3 and 9 multifamily bridge loans, respectively)	$ 48,311	$ 167,428

At December 31, 2025 and 2024, there were three loans and one loan, respectively, included in the table above with a UPB of $48.3 million and $32.0 million, respectively, that had specific reserves totaling $10.7 million and $5.0 million, respectively.

We recorded interest income on non-performing and other non-accrual loans of $18.2 million and $23.2 million during 2025 and 2024, respectively.

On October 31, 2025, we sold a portfolio of eight legacy loans that were collateralized by a land development project with a total UPB of $127.9 million and a net carrying value of $50.0 million (net of allowance for credit losses of $77.9 million), along with our fully impaired $2.1 million equity investment in the project, for $59.0 million, which consisted of $5.9 million in cash and a $53.1 million promissory note from the purchaser. The transaction was accounted for as a loan restructuring with a $68.9 million charge-off against the allowance for credit losses and a reversal of the allowance for credit losses of $9.0 million. The promissory note bears interest at a fixed rate of 10.00%, with a 3.00% pay rate and a 7.00% accrual rate, includes mandatory principal paydowns of $5.9 million annually with the remaining balance due in full in October 2029 and was recorded within loans and investments, net on the consolidated balance sheet. The note is initially secured by the land development project, with lien releases permitted on sold units while the borrower is in good standing and is also supported by a full payment guaranty from an affiliate of the borrower. This transaction also resulted in a $29.2 million tax deduction, which reduced our tax expense by approximately $7.3 million. At December 31, 2025, the new loan was performing in accordance with its terms and was on accrual status.

Loan Modifications

We may agree to amend or modify loans to certain borrowers experiencing financial difficulty based on specific facts and circumstances in order to improve long-term collectability efforts and avoid foreclosure and repossession of the underlying collateral. The loan modifications to borrowers experiencing financial difficulty may include a delay in payments, including payment deferrals, term extensions, principal forgiveness, interest rate reductions, or a combination thereof. We record interest on modified loans on an accrual basis to the extent the modified loan is contractually current and we believe it is ultimately collectible. The allowance for credit losses on loan modifications is measured using the same method as all other loans held for investment.

As part of the modifications of each of these loans, we generally expect borrowers to invest additional capital to recapitalize their projects, which the vast majority have funded in the form of either, or a combination of: (1) reallocation of and/or additional deposits into interest, renovation and/or general reserves; (2) the purchase of a new rate cap; (3) a principal paydown of the loan; and (4) bringing any delinquent loans current by paying past due interest owed.

The following table represents the UPB of loan modifications, as of the modification date, made to borrowers experiencing financial difficulty during the year ended December 31, 2025 ($ in thousands):

Asset Class	Payment Deferrals With/Without Term Extensions (1)	Rate Reductions With/ Without Term Extensions (2)	Other (3)	Total (4)(5)(6)
Multifamily	$ 1,351,453	$ 226,875	$ 83,975	$ 1,662,303
Office	—	33,410	—	33,410
Single-Family Rental	—	—	16,490	16,490
Total UPB	$ 1,351,453	$ 260,285	$ 100,465	$ 1,712,203

_____

(1) These loans were modified to a weighted average pay rate and deferred rate of 4.23% and 3.06%, respectively, at December 31, 2025. A significant portion of these loans (total UPB of $1.05 billion) were also modified to extend the weighted average term by 16.7 months. These modifications also include loans with a total UPB of $185.1 million in which the pay rate increases from time-to-time throughout the loans' maturities.

(2) These loans were modified to reduce the interest rate to a weighted average pay rate and deferred rate of 4.85% and 1.26%, respectively, at December 31, 2025 and to extend the weighted average term by 22.4 months.

(3) These loan modifications included amending certain terms, such as reallocating and/or replenishment of reserves, providing for a temporary and conditional forbearance of foreclosure and temporarily delaying past due interest payments.

(4) The total UPB of these loan modifications were $1.59 billion at December 31, 2025 and represented 13% of our total Structured Business loans and investments portfolio at December 31, 2025.

(5) At December 31, 2025, modified loans with a total UPB of $121.8 million have specific reserves totaling $6.8 million.

(6) Loans with a total UPB of $549.2 million were modified more than once in 2025 and were only included once in the table and disclosures above. These loans are classified according to the nature of their most recent modification. Includes loans with a total UPB of $651.1 million which were also modified in prior years. Using the SOFR rate at December 31, 2025, the loans also modified in prior years were modified from a weighted average pay rate and deferred rate of 5.97% and 1.30%, respectively, to a weighted average pay rate and deferred rate of 4.34% and 2.80%, respectively.

The following table represents the UPB of loan modifications, as of the modification date, made to borrowers experiencing financial difficulty during the year ended December 31, 2024 ($ in thousands):

Asset Class	Payment Deferrals With/Without Term Extensions (1)		Term Extensions (2)		Rate Reductions With/Without Term Extensions (3)		Other (4)		Total (5)(6)(7)	
Multifamily	$	2,197,385	$	874,090	$	134,630	$	394,142	$	3,600,247
Single-Family Rental		74,078		—		38,479		—		112,557
Total UPB	$	2,271,463	$	874,090	$	173,109	$	394,142	$	3,712,804

_____

(1) These loans were modified to a weighted average pay rate and deferred rate of 5.99% and 2.05%, respectively, at December 31, 2024. A significant portion of these loans (total UPB of $1.81 billion) were also modified to extend the weighted average term by 19.1 months. These modifications also include loans with a total UPB of $379.0 million in which the pay rate increases from time-to-time throughout the loans' maturities.

(2) These loans were modified to extend the weighted average term by 12.7 months.

(3) These loans were modified to extend the weighted average term by 35.2 months and to reduce the weighted average interest rate by 0.62%.

(4) These loan modifications included amending certain terms, such as reallocating and/or replenishment of reserves.

(5) The total UPB of these loan modifications were $3.56 billion at December 31, 2024 and represented 31% of our total Structured Business loans and investments portfolio at December 31, 2024.

(6) At December 31, 2024, modified loans with a total UPB of $380.8 million have specific reserves totaling $41.3 million.

(7) Loans with a total UPB of $410.2 million were modified more than once in 2024 and were only included once in the table and disclosures above. These loans were classified according to the nature of their most recent modification.

The following table represents the UPB of loan modifications, as of the modification date, made to borrowers experiencing financial difficulty during the year ended December 31, 2023 ($ in thousands):

Asset Class	Payment Deferrals With/Without Term Extensions (1)(2)
Multifamily	$ 398,461

_____

(1) These loans were modified to a weighted average pay rate and deferred rate of 5.92% and 2.16%, respectively, at December 31, 2023 and the weighted average term was extended by 14.6 months.
(2) The total UPB of these loan modifications were $351.8 million at December 31, 2023 and represented 3% of our total Structured Business loans and investments portfolio at December 31, 2023.

During 2025, we recorded $9.9 million of deferred interest on loans that we modified during 2025 and $36.0 million for loans previously modified or resolved. During 2024, we recorded $27.7 million of deferred interest on loans that we modified during 2024 and $19.9 million for loans previously modified or resolved. During 2023, we recorded $12.6 million of deferred interest on loans that we modified during 2023. All of these amounts include deferred interest recorded on loans disclosed under "Loan Resolutions." During 2025 and 2024, we reversed through interest income $29.3 million and $1.1 million, respectively, of interest receivable that was previously accrued on modified loans that we deemed the collection of interest was doubtful.

At December 31, 2025 and 2024, we have recorded deferred interest totaling $68.3 million and $61.3 million, respectively, on all modified loans to borrowers experiencing financial difficulty, which includes deferred interest from loan resolutions. The deferred interest is included in other assets on the consolidated balance sheets.

At December 31, 2025 and 2024, we had future funding commitments on modified loans with borrowers experiencing financial difficulty of $17.4 million and $56.4 million, respectively, which are generally subject to performance covenants that must be met by the borrower to receive funding.

All loan modifications completed in the past 12 months were performing pursuant to their contractual terms at December 31, 2025, except for 3 loans with a total UPB of $137.5 million, which includes 2 loans with a total UPB of $46.7 million that were modified to provide temporary rate relief through a pay and accrual feature. Since these loans are not performing pursuant to their modified terms, these loans are classified as non-accrual loans. These loans have no specific reserves as the estimated fair value of the properties exceeded our carrying value at December 31, 2025.

There were no other material loan modifications, refinancings and/or extensions during 2025, 2024 or 2023 for borrowers experiencing financial difficulty.

Loan Resolutions

In October 2025, we exercised our right to foreclose on a property in Joshua, Texas that was the underlying collateral for a non-accruing bridge loan with a UPB of $16.5 million, an interest rate of SOFR plus 4.75% with a SOFR floor of 5.24% and a net carrying value of $16.4 million. We sold the property in October 2025 for $16.5 million to a new borrower and provided a $15.5 million bridge loan with an interest rate equal to the greater of 5.68% or SOFR plus 1.70%. The new loan was deemed to be a significant financing component of the transaction and, as a result, we recorded a loss and corresponding liability of $0.2 million as an adjustment to the purchase price, which will be accreted into interest income over the life of the loan.

In October 2025, we exercised our right to foreclose on a property in Houston, Texas that was the underlying collateral for a non-accruing bridge loan with a UPB of $31.2 million, an interest rate of SOFR plus 4.25% with a SOFR floor of 2.51% and a net carrying value of $25.1 million, which includes a loan loss reserve of $2.5 million. At foreclosure, we recorded a $0.8 million loan loss reversal and charged-off the remaining loan loss reserves of $1.7 million. We sold the property in December 2025 for $30.0 million to a new borrower and provided a $29.5 million bridge loan with an interest rate equal to the greater of 4.50% or SOFR plus 2.50%.

In June 2025, we exercised our right to foreclose on three properties in San Antonio, Texas that were the underlying collateral for a bridge loan with a UPB of $77.7 million, an interest rate of 5.25% with a SOFR floor of 0.50%, and a net carrying value of $66.6 million, which includes loan loss reserves of $3.5 million. At foreclosure, we recorded an additional loss of $5.9 million to the provision for credit losses on the consolidated statements of income and charged-off the $9.4 million loan loss reserve. We simultaneously sold the properties for $65.0 million to a new borrower and provided a $65.0 million bridge loan with an interest rate of SOFR plus 2.00% for years one and two, and SOFR plus 3.00% for year three, subject to SOFR floors of 4.25%, 5.25% and 6.25% in years one, two and three, respectively.

The new loan was deemed to be a significant financing component of the transaction and, as a result, we recorded a loss and corresponding liability of $0.8 million as an adjustment to the purchase price, which will be accreted into interest income over the life of the loan.

In April 2025, we exercised our right to foreclose on two properties in Austin, Texas that were the underlying collateral for a non-performing bridge loan with a UPB of $21.2 million, an interest rate of SOFR plus 4.00% with a SOFR floor of 0.25%, and a net carrying value of $21.7 million. At foreclosure, we recorded an additional loss of $1.0 million to the provision for credit losses on the consolidated statements of income. We sold the properties in June 2025 for $20.7 million to a new borrower and provided a $19.2 million bridge loan with an interest rate of SOFR plus 2.00% in year one and SOFR plus 3.00% in year two. The new loan was deemed to be a significant financing component of the transaction and, as a result, we recorded a loss and corresponding liability of $0.1 million as an adjustment to the purchase price, which will be accreted into interest income over the life of the loan.

In April 2025, we exercised our right to foreclose on two properties in Orange Park, Florida that were the underlying collateral for a non-performing bridge loan with a UPB of $17.0 million, an interest rate of SOFR plus 4.38% with a SOFR floor of 2.46% and a net carrying value of $15.7 million. At foreclosure, we recorded an additional loss of $0.3 million to the provision for credit losses on the consolidated statements of income. We sold the properties in June 2025 for $15.4 million to a new borrower and provided a $14.8 million bridge loan with an interest rate of SOFR plus 1.50%. The new loan was deemed to be a significant financing component of the transaction and, as a result, we recorded a loss and corresponding liability of $0.6 million as an adjustment to the purchase price, which will be accreted into interest income over the life of the loan.

In the fourth quarter of 2024, we exercised our right to foreclose on two properties in Houston, Texas, that were the underlying collateral for two bridge loans with an aggregate UPB of $73.3 million, a weighted average interest rate of SOFR plus 3.29%, with a weighted average SOFR floor of 0.68%, and an aggregate net carrying value of $56.5 million, which includes loan loss reserves totaling $9.0 million and holdback reserves totaling $8.2 million. At foreclosure, we recorded a $7.7 million loan loss reversal and charged-off the remaining loan loss reserves of $1.3 million. Additionally, we simultaneously sold both properties for $67.6 million to a new borrower and provided two new bridge loans totaling $67.6 million with a weighted average fixed interest rate of 4.25% for the first two years and 5.75% in the third year. The new loans were deemed to be a significant financing component of the transaction and, as a result, we recorded a loss and corresponding liability totaling $5.0 million as an adjustment to the purchase price, which will be accreted into interest income over the life of the loans. The gains and losses of this transaction were recorded through the provision for credit losses, net on the consolidated statements of income.

In July 2024, we exercised our right to foreclose on a property in Waco, Texas, that was the underlying collateral for a non-performing bridge loan with a UPB of $12.7 million, an interest rate of SOFR plus 3.75%, with a SOFR floor of 0.10%, and a net carrying value of $11.3 million, which was net of a $1.5 million loan loss reserve. At foreclosure, we recorded a $1.0 million loan loss reversal and charged-off the remaining loan loss reserve. Additionally, we simultaneously sold the property for $12.3 million to a new borrower and provided a new $12.3 million bridge loan with an interest rate of SOFR, with a SOFR floor of 5.25%, which was deemed to be a significant financing component of the transaction. As a result, we recorded a loss and corresponding liability of $1.0 million as an adjustment to the purchase price which will be accreted into interest income over the life of the loan. The gains and losses of this transaction were recorded through the provision for credit losses.

In July 2024, we exercised our right to foreclose on a property in Savannah, Georgia, that was the underlying collateral for a non-performing bridge loan with a UPB of $7.3 million, an interest rate of SOFR plus 3.75%, with a SOFR floor of 0.10%, and a net carrying value of $6.6 million, which was net of a $0.8 million loan loss reserve. At foreclosure, we recorded a $0.8 million loan loss reversal and a gain of $0.3 million. Additionally, we simultaneously sold the property for $7.7 million to a new borrower and provided a new $7.3 million bridge loan with a fixed pay rate of 4.00% and a fixed accrual rate of 2.00% that is deferred to payoff, which was deemed to be a significant financing component of the transaction. As a result, we recorded a loss and corresponding liability of $0.5 million as an adjustment to the purchase price which will be accreted into interest income over the life of the loan. The gains and losses of this transaction were recorded through the provision for credit losses, net.

In April 2024, we exercised our right to foreclose on a group of properties in Houston, Texas, that were the underlying collateral for a bridge loan with a UPB of $100.3 million. We simultaneously sold the properties for $101.3 million to a newly formed entity, which was initially capitalized with $15.0 million of equity and a new $95.3 million bridge loan that we provided at SOFR plus 3.00%. At December 31, 2025, total equity invested was $21.2 million and is made up of $9.4 million from AWC Real Estate Opportunity Partners I LP ("AWC"), a fund in which we have a 46% noncontrolling limited partnership interest (see Note 8 for details) and $11.8 million from multiple independent ownership groups. AWC and one of the other equity members are the co-managing members of the entity that owns the real estate. We did not record a loss on the original bridge loan and received all past due interest owed.

In the fourth quarter of 2023, we converted a first mortgage loan and a preferred equity investment in an office building to a common equity investment, which is classified as real estate owned in our consolidated balance sheets. On the date of the conversion, the investment had a net carrying value of $37.1 million, net of an $8.0 million reserve. Upon conversion, we recognized a $2.3 million loan loss reversal as a result of the fair value of the property exceeding the carrying value of our loan and preferred equity investment. We intend to convert the building to residential condominiums.

In April 2023, we exercised our right to foreclose on a group of properties in Houston, Texas, that are the underlying collateral for 4 bridge loans with a total UPB of $217.4 million. We simultaneously sold these properties to a significant equity investor in the original bridge loans and provided new bridge loan financing as part of the sale totaling $239.4 million with a fixed pay rate increasing over time from 3.00% to 5.00%, while deferring up to a weighted average total rate of SOFR plus 3.47%. We did not record a loss on the original bridge loans and recovered all the outstanding interest owed to us as part of this restructuring. At December 31, 2025 and 2024, we have deferred interest totaling $29.4 million and $22.2 million accrued, respectively, related to these new loans, which is included in other assets.

See Note 9 for additional loan resolution details.

Interest Reserves

Given the transitional nature of some of our real estate loans, we may require funds to be placed into an interest reserve as required by the loan documents to cover debt service costs. At December 31, 2025 and 2024, we had total interest reserves of $259.7 million and $215.4 million, respectively, on 444 loans and 589 loans, respectively, with a total UPB of $8.68 billion and $8.65 billion, respectively.

Note 4 — Loans Held-for-Sale, Net

Our GSE loans held-for-sale are typically sold within 60 days of loan origination, while our non-GSE loans are generally expected to be sold to third parties or securitized within 180 days of loan origination. Loans held-for-sale, net consists of the following ($ in thousands):

	December 31, 2025	December 31, 2024
Fannie Mae	$ 303,196	$ 171,235
Private Label	77,798	38,962
FHA	22,390	65,589
SFR - Fixed Rate	2,777	3,246
Freddie Mac	2,225	159,201
	408,386	438,233
Fair value of future MSR	5,921	5,138
Unrealized impairment recovery (loss)	1,414	(1,381)
Unearned discount	(6,640)	(6,231)
Loans held-for-sale, net	$ 409,081	$ 435,759

During 2025, 2024 and 2023, we sold $5.10 billion, $4.61 billion and $4.89 billion, respectively, of loans held-for-sale.

At December 31, 2025 and 2024, there were no loans held-for-sale that were 90 days or more past due, and there were no loans held-for-sale that were placed on a non-accrual status.

Note 5 — Capitalized Mortgage Servicing Rights

Our capitalized MSRs reflect commercial real estate MSRs derived primarily from loans sold in our Agency Business or acquired MSRs. The discount rates used to determine the present value of all our MSRs throughout the periods presented were between 8% - 14% (representing a weighted average discount rate of 12%) based on our best estimate of market discount rates. The weighted average estimated life remaining of our MSRs was 6.1 years and 6.9 years at December 31, 2025 and 2024, respectively.

A summary of our capitalized MSR activity is as follows ($ in thousands):

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Originated	Acquired	Total	Originated	Acquired	Total
Beginning balance	$ 363,861	$ 4,817	$ 368,678	$ 382,582	$ 8,672	$ 391,254
Additions	53,277	—	53,277	54,346	—	54,346
Amortization	(69,619)	(1,893)	(71,512)	(65,570)	(2,852)	(68,422)
Write-downs and payoffs	(9,345)	(256)	(9,601)	(7,497)	(1,003)	(8,500)
Ending balance	$ 338,174	$ 2,668	$ 340,842	$ 363,861	$ 4,817	$ 368,678

We collected prepayment fees totaling $3.5 million, $3.0 million and $6.4 million during 2025, 2024 and 2023, respectively, which are included as a component of servicing revenue, net on the consolidated statements of income. At December 31, 2025 and 2024, no MSRs were considered impaired.

The expected amortization of capitalized MSRs recorded at December 31, 2025 is as follows ($ in thousands):

Year	Amortization
2026	$ 70,956
2027	66,829
2028	59,867
2029	50,954
2030	37,199
Thereafter	55,037
Total	$ 340,842

Based on scheduled maturities, actual amortization may vary from these estimates.

Note 6 – Mortgage Servicing

Product and geographic concentrations that impact our servicing revenue are as follows ($ in thousands):

	December 31, 2025				
Product Concentrations			**Geographic Concentrations**		
Product	**UPB (1)**	**% of Total**	**State**	**UPB % of Total**	
Fannie Mae	$ 24,085,960	66 %	New York	13 %	
Freddie Mac	7,455,088	21 %	Texas	10 %	
Private Label	2,558,048	7 %	North Carolina	8 %	
FHA	1,549,483	4 %	California	7 %	
Bridge (2)	277,738	1 %	Florida	7 %	
SFR - Fixed Rate	277,490	1 %	Georgia	5 %	
Total	$ 36,203,807	100 %	New Jersey	5 %	
			Illinois	4 %	
			Other (3)	41 %	
			Total	100 %	

	December 31, 2024				
Fannie Mae	$ 22,730,056	67 %	Texas	11 %	
Freddie Mac	6,077,020	18 %	New York	11 %	
Private Label	2,605,980	8 %	California	8 %	
FHA	1,506,948	5 %	North Carolina	7 %	
Bridge (2)	278,494	1 %	Georgia	6 %	
SFR - Fixed Rate	271,859	1 %	Florida	6 %	
Total	$ 33,470,357	100 %	New Jersey	5 %	
			Other (3)	46 %	
			Total	100 %	

_____

(1) Excludes loans which we are not collecting a servicing fee.
(2) Represents bridge loans sold by our Structured Business that we are servicing.
(3) No other individual state represented 4% or more of the total.

At December 31, 2025 and 2024, our weighted average servicing fee was 35.6 basis points and 37.8 basis points, respectively. At December 31, 2025 and 2024, we held total escrow balances (including unfunded CLO hold backs) of approximately $1.35 billion and $1.45 billion, respectively, of which approximately $1.34 billion and $1.41 billion, respectively, is not included in our consolidated balance sheets. These escrows are maintained in separate accounts at several federally insured depository institutions, which may exceed FDIC insured limits. We earn interest income on the total escrow deposits, which is generally based on a market rate of interest negotiated with the financial institutions that hold the escrow deposits. Interest earned on total escrows, net of interest paid to the borrower, is included as a component of servicing revenue, net in the consolidated statements of income as noted in the following table.

The components of servicing revenue, net are as follows ($ in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Servicing fees	$ 133,067	$ 129,092	$ 123,975
Interest earned on escrows	54,186	70,742	77,916
Prepayment fees	3,477	2,984	6,387
Write-offs and payoffs of MSRs	(9,601)	(8,500)	(14,736)
Amortization of MSRs	(71,512)	(68,422)	(63,093)
Servicing revenue, net	$ 109,617	$ 125,896	$ 130,449

Note 7 – Securities Held-to-Maturity

Agency Private Label Certificates. In connection with our Private Label securitizations, we retain the most subordinate class of the APL certificates in satisfaction of credit risk retention requirements. At December 31, 2025, we retained APL certificates with an initial face value of $192.8 million, which were purchased at a discount for $119.0 million. These certificates are collateralized by 5-year to 10-year fixed rate first mortgage loans on multifamily properties, bear interest at an initial weighted average variable rate of 3.94% and have an estimated weighted average remaining maturity of 5.3 years. The weighted average effective interest rate was 8.84% at both December 31, 2025 and 2024, including the accretion of a portion of the discount deemed collectible. Approximately $63.6 million is estimated to mature in one to five years and $129.2 million is estimated to mature in five to ten years.

Agency B Piece Bonds. Freddie Mac may choose to hold, sell or securitize loans we sell to them under the Freddie Mac SBL program. As part of the securitizations under the SBL program, we have the ability to purchase the B Piece bond through a bidding process, which represents the bottom 10%, or highest risk, of the securitization. At December 31, 2025, we retained 49%, or $106.2 million initial face value, of seven B Piece bonds, which were previously purchased at a discount for $74.7 million, and sold the remaining 51% to a third party. These securities are collateralized by a pool of multifamily mortgage loans, bear interest at an initial weighted average variable rate of 3.74% and have an estimated weighted average remaining maturity of 12.1 years. The weighted average effective interest rate was 2.00% and 11.76% at December 31, 2025 and 2024, respectively, including the accretion of a portion of the discount deemed collectible. Approximately $36.7 million is estimated to mature after ten years.

A summary of our securities held-to-maturity is as follows ($ in thousands):

	Face Value	Net Carrying Value	Unrealized Gain (Loss)	Estimated Fair Value	Allowance for Credit Losses
December 31, 2025					
APL certificates	$ 192,791	$ 140,682	$ (15,143)	$ 125,539	$ 1,664
B Piece bonds	36,730	15,405	9,203	24,608	15,349
Total	$ 229,521	$ 156,087	$ (5,940)	$ 150,147	$ 17,013
December 31, 2024					
APL certificates	$ 192,791	$ 134,834	$ (22,803)	$ 112,031	$ 1,658
B Piece bonds	37,221	22,320	10,157	32,477	9,188
Total	$ 230,012	$ 157,154	$ (12,646)	$ 144,508	$ 10,846

A summary of the changes in the allowance for credit losses for our securities held-to-maturity is as follows ($ in thousands):

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	APL Certificates	**B Piece Bonds**	**Total**	**APL Certificates**	**B Piece Bonds**	**Total**
Beginning balance	$ 1,658	$ 9,188	$ 10,846	$ 2,272	$ 3,984	$ 6,256
Provision for credit loss expense/(reversal)	6	6,161	6,167	(614)	5,204	4,590
Ending balance	$ 1,664	$ 15,349	$ 17,013	$ 1,658	$ 9,188	$ 10,846

The allowance for credit losses on our held-to-maturity securities consists of (1) a general reserve estimated on a collective basis by major security type and was based on a reasonable and supportable forecast period and a historical loss reversion for similar securities, and (2) a specific reserve for underlying loans that are probable of loss. At December 31, 2025, securities held-to-maturity with a carrying value of $19.5 million (before specific allowances of $14.6 million) were on non-accrual status. We continue to accrue interest on all other securities that remain current.

We recorded interest income (including the amortization of discount) related to these investments of $14.2 million, $15.9 million and $13.6 million during 2025, 2024 and 2023, respectively.

Note 8 —Investments in Equity Affiliates

We account for all investments in equity affiliates under the equity method. A summary of these investments is as follows ($ in thousands):

Equity Affiliates	Investments in Equity Affiliates at December 31, 2025	Investments in Equity Affiliates at December 31, 2024	UPB of Loans to Equity Affiliates at December 31, 2025
Fifth Wall Ventures	$ 17,260	$ 14,490	$ —
AWC Real Estate Opportunity Partners I LP	17,134	13,562	108,450
AMAC Holdings III LLC	12,714	15,413	33,410
ARSR DPREF I LLC	5,745	5,603	—
Lightstone Value Plus REIT L.P.	1,895	1,895	—
Clarus Berkley	1,500	—	67,900
The Park at Via Terrossa	578	606	21,845
Docsumo Pte. Ltd.	450	450	—
JT Prime	425	425	—
The Cypress at Wesley Park	265	—	14,964
Lexford Portfolio	—	—	—
East River Portfolio	—	—	—
Arbor Residential Investor LLC	—	23,868	—
West Shore Café	—	—	—
Total	$ 57,966	$ 76,312	$ 246,569

Fifth Wall. We committed to a $25.0 million investment for a 7.6% interest in two related private equity funds whose investment objective is to invest primarily in technology, technology-enabled or technology-related companies that are relevant or complementary to the build environment, including real estate or real estate-related industries. We have no role in the management of the investment funds. During 2025, 2024 and 2023, we recorded income associated with this investment of $1.2 million, $0.1 million and a loss of $1.2 million, respectively. During 2025 and 2024, we made contributions of $2.9 million and $1.1 million, respectively, and during 2025 we received distributions of $1.4 million, which were classified as returns of capital.

AWC Real Estate Opportunity Partners I LP ("AWC"). We committed to a $24.0 million investment, of which $11.7 million was initially funded, for an initial 99% noncontrolling interest in a fund whose objective is to make investments in sustainable affordable housing structures, with the intention to bring in additional partners. In addition, we entered into an agreement with the general partner to provide a loan, up to a maximum of $0.9 million, to fund a portion of their 1% general partnership interest ($0.4 million was funded at December 31, 2025). In 2024, in accordance with the fund's objectives, AWC brought in an additional capital partner who committed to a $25.0 million investment ($21.8 million was funded at December 31, 2025) in exchange for a 51% noncontrolling limited partnership interest and 17.5% of the general partner's interest in the fund. An additional capital partner was also brought in during the first quarter of 2025, who committed to a $3.0 million investment ($2.6 million was funded at December 31, 2025). The new equity partners diluted our interest in the fund to a 46% noncontrolling limited partnership interest. In 2024, AWC invested $9.4 million for a 44% interest in a newly formed entity, which purchased a group of properties in Houston, Texas, that were the collateral for a $100.3 million bridge loan that we foreclosed on simultaneously with the sale. We sold the Houston properties for $101.3 million, which was primarily financed with a new $95.3 million bridge loan we provided at SOFR plus 3%. See Note 3 for details. In 2023, this fund also purchased our equity interest in North Vermont Avenue at a discount for $1.3 million, which was recorded as a reduction to our investment in AWC. The remaining capital invested in the fund was used to purchase four additional qualified investments and to pay for legal and administrative expenses primarily related to the formation of the fund. We provided a $13.0 million Fannie Mae DUS loan and a $13.2 million bridge loan to the owners of the real estate on two of these investments.

During 2025 and 2024, we made contributions of $6.1 million and $13.6 million, respectively, received distributions of $1.0 million and $11.2 million, respectively, which were classified as returns of capital, and recorded losses of $1.6 million and $0.5 million, respectively, related to this investment. Interest income recorded from the bridge loans was $8.2 million and $5.4 million during 2025 and 2024, respectively. Operating results from this investment were de minimis during 2023.

AMAC III. We committed to a $30.0 million investment for an 18% interest in a multifamily-focused commercial real estate investment fund that is sponsored and managed by our chief executive officer and one of his immediate family members. During 2025, 2024 and 2023, we recorded losses associated with this investment of $3.6 million, $2.3 million and $1.9 million, respectively. During 2025 and 2024, we made contributions of $0.9 million and $4.1 million, respectively.

ARSR DPREF I LLC. We entered into a joint venture whose objective is to invest in preferred equity investments in commercial real estate and we contributed 50% of a $10.2 million preferred equity loan originated by us to the joint venture. We hold a 50% interest in the joint venture which is structured to reflect joint control, allocation of profits and losses and capital contributions. The agreement provides for a total joint venture contribution of $70.0 million, which may be upsized to $140.0 million. During 2025 and 2024, we recorded income associated with this investment of $0.6 million and $0.7 million, respectively, and received distributions of $0.5 million and $0.4 million, respectively, which were classified as returns of capital. Operating results from this investment were de minimis during 2023.

Lightstone Value Plus REIT L.P. / JT Prime. We own a $1.9 million interest in a joint venture that holds common operating partnership units of Lightstone Value Plus REIT L.P. ("Lightstone"). We also own a 50% noncontrolling interest in a joint venture, JT Prime, which holds common operating partnership units of Lightstone at a carrying value of $0.4 million. Operating results from these investments were de minimis for all periods presented.

Clarus Berkley. In the fourth quarter of 2025, we contributed $1.5 million for a 3.6% interest in a multifamily property. Operating results from this investment were de minimis during 2025.

The Park at Via Terrossa. We contributed $0.6 million, for a 5% interest in a multifamily property. Operating results from this investment were de minimis during 2025 and 2024.

Docsumo Pte. Ltd. ("Docsumo"). We invested $0.5 million for a noncontrolling interest in Docsumo, a startup company that converts unstructured documents, such as bank statements and pay stubs, to accurate structured data and checks documents for fraud, such as photoshopped layers and font changes, using AI. Operating results from this investment were de minimis for all periods presented.

The Cypress at Wesley Park. In the third quarter of 2025, we originated a $15.0 million Fannie Mae loan, which was used to purchase a recently constructed SFR portfolio in Florida, and invested $0.3 million of equity for a 5% ownership interest in the portfolio. The loan was sold to Fannie Mae during the third quarter. Operating results from this investment were de minimus during 2025.

Lexford Portfolio. We invested less than $0.1 million for a noncontrolling interest in Lexford, a portfolio of multifamily assets. We currently hold a 30.8% economic interest in this investment. During 2025, we recognized income of $56.0 million, net of $3.0 million in transaction related expenses and received distributions from this investment of $59.0 million. The distribution received relates to the sales of a portion of Lexford's multifamily asset portfolio. During 2024 and 2023, we received distributions from the investment and recognized income of $9.0 million and $12.2 million, respectively.

East River Portfolio. We invested $0.1 million for a 5% interest in a joint venture that owns two multifamily properties. The joint venture is comprised of a consortium of investors (which includes, among other unaffiliated investors, certain of our officers, our chief executive officer and certain other related parties) who together own an interest of 95%. Operating results from this investment were de minimis for all periods presented.

Arbor Residential Investor LLC ("ARI"). We invested $9.6 million for a 50% interest in ARI, with our former manager (ACM) holding the remaining 50%. ARI was formed to hold a 50% interest in Wakefield Investment Holdings LLC ("Wakefield"), an entity that was formed with a third party to hold a controlling interest (65%) in a residential mortgage banking business. During 2025, 2024 and 2023, we recorded a loss of $1.7 million, $1.2 million and income of $0.6 million, respectively, to income from equity affiliates in the consolidated statements of income. We also received $22.5 million and $7.7 million in cash distributions from this investment during 2025 and 2024, respectively, which were classified as returns of capital.

In April 2025, Wakefield entered into an agreement to sell its interest in the residential mortgage banking business for $117.3 million. Based on the terms of this agreement, $22.0 million was allocated to us, which is equivalent to the carrying value of our investment, and therefore we did not record a gain or loss on the transaction. The transaction closed once the entire sales price was paid, which the first two installments were made in April, for which we received $5.6 million as our allocable share, and the final installment was made in July 2025, for which we received $16.4 million as our allocable share.

West Shore Café. We owned a 50% noncontrolling interest in the West Shore Lake Café, a restaurant/inn lakefront property in Lake Tahoe, California. We provided a $1.7 million first mortgage loan to an affiliated entity to acquire property adjacent to the original property. In 2018, we determined that this investment exhibited indicators of impairment and recorded an other-than-temporary impairment for the full carrying amount of this investment and fully reserved the first mortgage loan. In October 2025, we sold the first mortgage loan, along with our equity interest in this investment, as part of the sale of a portfolio of loans collateralized by a land development project. See Note 3 for details.

Equity Participation Interest. During 2023, we received $14.5 million from equity participation interests on properties that were sold and which we had loans that previously paid off. These were classified as returns of capital and recognized as income from equity affiliates.

See Note 19 for additional details of certain investments described above.

Note 9 — Real Estate Owned

A summary of our REO assets is as follows ($ in thousands):

	December 31, 2025				December 31, 2024			
	Multifamily	Office	Land	Total	Multifamily	Office	Land	Total
Land	$ 109,788	$ 13,599	$ 7,947	$ 131,334	$ 29,171	$ 13,599	$ 7,947	$ 50,717
Building and intangible assets	363,281	48,882	—	412,163	99,812	35,561	—	135,373
Less: Impairment loss	(20,500)	(2,500)	—	(23,000)	—	(2,500)	—	(2,500)
Less: Accumulated depreciation and amortization	(18,015)	(3,544)	—	(21,559)	(4,497)	(2,550)	—	(7,047)
Real estate owned, net	$ 434,554	$ 56,437	$ 7,947	$ 498,938	$ 124,486	$ 44,110	$ 7,947	$ 176,543
Number of properties	15	2	2	19	4	2	2	8

During 2025, we foreclosed sixteen multifamily bridge loans with an aggregate net carrying value of $441.0 million (net of specific CECL reserves of $41.0 million) and received ownership of the underlying collateral as REO assets. Upon foreclosure, during 2025, we charged off $40.3 million of CECL reserves and reversed $0.7 million.

During 2025, we sold five multifamily REO assets for $121.9 million and repaid $69.2 million of outstanding notes payable. We recognized a loss of $2.7 million related to these dispositions, excluding the loss associated with the significant financing component discussed below. Additionally, we provided new bridge loan financing to the new borrowers totaling $125.6 million. The bridge loans bear interest at fixed rates ranging from 4.75% to 6.00% (stepping up annually), or at floating rates generally equal to the greater of stated floors ranging from 5.00% to 7.32% and SOFR plus spreads ranging from 0.50% to 3.30% (with certain loans stepping up annually). Three of the new loans provided were deemed to be a significant financing component of the transactions and as a result, during 2025, we recorded a loss and corresponding liability of $3.2 million, as an adjustment to the purchase price, which will be accreted into interest income over the life of the loans. The net losses of these transactions were recorded through (loss) gain on real estate on the consolidated statements of income.

See Note 3 for details of properties foreclosed and sold within the same reporting period.

During 2025, we determined that certain of our REO assets exhibited indicators of impairment based on expected disposition strategies, our evaluation of current market conditions and other property-specific assumptions. Based on our impairment analyses performed, we recorded an impairment loss of $20.5 million related to six properties, which represents the extent to which the carrying value of the property exceeded its estimated fair value.

At December 31, 2025 and 2024, we had notes payable totaling $223.0 million and $74.9 million, respectively, to finance our REO assets. Interest rates on the notes payable range from SOFR plus 2.35% to SOFR plus 3.25%, with maturities spanning from February 2026 to September 2027.

At December 31, 2025, our multifamily properties had a weighted average occupancy rate of approximately 45%, excluding two properties that were vacant due to renovations. At December 31, 2024, our multifamily properties had a weighted average occupancy rate of approximately 77%. At both December 31, 2025 and 2024, both office buildings were vacant.

During 2024, we foreclosed on three multifamily bridge loans and took back the underlying collateral as REO assets. These properties had a total carrying value of $97.4 million at December 31, 2024.

During 2024, we sold an office REO asset for $14.2 million, repaid the note payable outstanding of $9.0 million, and recognized a $3.8 million gain.

During 2025, 2024 and 2023, we recorded depreciation expense related to the REO assets of $19.1 million, $3.7 million and $2.9 million, respectively.

Subsequent Event. In 2026, we foreclosed on two loans with a total UPB of $33.9 million.

Note 10 — Goodwill and Other Intangible Assets

Goodwill. The goodwill balance at both December 31, 2025 and 2024 was $56.6 million.

Other Intangible Assets. The following table sets forth the other intangible assets activity ($ in thousands):

	December 31, 2025			December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Total	Gross Carrying Value	Accumulated Amortization	Total
Finite-lived intangible assets:						
Borrower relationships	$ 14,400	$ (13,620)	$ 780	$ 14,400	$ (12,180)	$ 2,220
Below market leases	4,010	(3,863)	147	4,010	(3,737)	273
Infinite-lived intangible assets:						
Fannie Mae DUS license	17,100	—	17,100	17,100	—	17,100
Freddie Mac Program Plus license	8,700	—	8,700	8,700	—	8,700
FHA license	3,200	—	3,200	3,200	—	3,200
	$ 47,410	$ (17,483)	$ 29,927	$ 47,410	$ (15,917)	$ 31,493

The amortization expense recorded for these intangible assets was $1.6 million, $3.3 million and $4.7 million for 2025, 2024 and 2023, respectively.

At December 31, 2025, the weighted average remaining lives of our amortizable finite-lived intangible assets and the estimated annual amortization expense are as follows ($ in thousands):

	Wtd. Avg. Remaining Life (in years)	Estimated Amortization Expense for the Years Ending December 31,	
		2026	2027
Finite-lived intangible assets:			
Borrower relationships	0.3	$ 780	$ —
Below market leases	1.0	126	21
	0.4	$ 906	$ 21

See Note 21 for details of goodwill and other intangible assets by segment.

Note 11 — Debt Obligations

Credit and Repurchase Facilities

Borrowings under our credit and repurchase facilities are as follows ($ in thousands):

	December 31, 2025				December 31, 2024			
	UPB	Debt Carrying Value (1)	Collateral Carrying Value	Wtd. Avg. Note Rate	UPB	Debt Carrying Value (1)	Collateral Carrying Value	Wtd. Avg. Note Rate
Structured Business								
$1.4B joint repurchase facility (2)	$ 885,119	$ 882,635	$ 1,468,161	6.36 %	$ 661,159	$ 657,690	$ 1,104,791	6.76 %
$1.22B repurchase facility	1,153,313	1,149,944	1,555,403	5.67 %	—	—	—	—
$1B repurchase facility (2)(6)	—	—	—	—	215,832	215,459	336,193	6.97 %
$1B repurchase facility	880,380	879,499	1,207,513	6.45 %	782,956	781,812	1,055,321	7.20 %
$850M repurchase facility (2)	444,452	443,880	725,309	6.29 %	203,348	202,798	362,695	7.28 %
$650M repurchase facility (2)(3)	462,702	462,694	549,069	6.33 %	499,039	499,017	678,017	6.98 %
$400M credit facility	67,959	66,479	125,099	7.03 %	140,412	138,695	237,123	7.69 %
$400M repurchase facility	292,232	291,342	383,195	5.86 %	74,925	74,896	109,920	6.59 %
$350M repurchase facility	127,253	127,199	238,422	5.77 %	134,368	134,189	203,135	6.53 %
$250M repurchase facility	73,680	73,052	113,121	6.82 %	—	—	—	—
$250M repurchase facility	98,848	98,186	126,340	5.22 %	—	—	—	—
$250M credit facility	79,220	78,963	102,758	6.27 %	108,861	108,696	145,148	7.43 %
$200M repurchase facility	41,480	41,114	59,147	6.32 %	156,329	155,676	214,441	6.98 %
$64M loan specific credit facilities	63,500	63,456	87,000	5.70 %	134,131	133,965	181,108	6.59 %
$40M credit facility	15,576	15,532	24,610	6.12 %	15,576	15,387	24,610	6.77 %
$35M working capital facility	35,000	35,000	—	6.69 %	—	—	—	—
Repurchase facility - securities (2)(4)	50,280	50,280	—	5.11 %	18,549	18,549	—	6.12 %
Structured Business total (5)	$ 4,770,994	$ 4,759,255	$ 6,765,147	6.12 %	$ 3,145,485	$ 3,136,829	$ 4,652,502	7.00 %
Agency Business								
$750M ASAP agreement	$ 91,965	$ 91,965	$ 92,733	4.91 %	$ 62,196	$ 62,196	$ 62,372	5.48 %
$500M repurchase facility	89,431	89,427	89,573	5.19 %	40,878	40,872	41,165	5.81 %
$200M credit facility	101,849	101,802	102,409	5.55 %	141,217	141,169	141,971	5.89 %
$200M credit facility	43,023	42,887	43,096	5.76 %	137,878	137,762	138,793	5.84 %
$100M joint repurchase facility (2)	64,445	64,315	77,798	6.24 %	28,656	28,611	38,962	6.34 %
$50M credit facility (7)	—	—	—	—	11,723	11,723	11,723	5.84 %
$1M repurchase facility (2)(3)	—	—	—	—	328	328	469	6.83 %
Agency Business total	$ 390,713	$ 390,396	$ 405,609	5.45 %	$ 422,876	$ 422,661	$ 435,455	5.84 %
Consolidated total	$ 5,161,707	$ 5,149,651	$ 7,170,756	6.07 %	$ 3,568,361	$ 3,559,490	$ 5,087,957	6.86 %

___

(1) At December 31, 2025 and 2024, debt carrying value for the Structured Business was net of unamortized deferred finance costs of $11.7 million and $8.6 million, respectively, and for the Agency Business was net of unamortized deferred finance costs of $0.3 million and $0.2 million, respectively.

(2) These facilities are subject to margin call provisions associated with changes in interest spreads.

(3) A portion of this facility was used to finance a fixed-rate SFR permanent loan reported through our Agency Business, which has been paid off.

(4) At December 31, 2025 and 2024, this facility was collateralized by certificates retained by us from our Freddie Mac Q Series securitization ("Q Series securitization") with a principal balance of $26.5 million and $26.6 million, respectively. At December 31, 2025, this facility was also collateralized by investment grade notes we retained from our BTR CLO 1 securitization with a principal balance of $41.0 million.

(5) These amounts exclude outstanding notes payable on our REO assets with a debt carrying value of $223.0 million and $74.9 million at December 31, 2025 and 2024, respectively.

(6) This facility matured in October 2025 and was not renewed.

(7) This facility matured in December 2025 and was not renewed.

Usually, our credit and repurchase facilities have extension options that are at the discretion of the financial institutions in which we have long standing relationships with. These facilities typically renew annually and also include a "wind-down" feature.

Joint Repurchase Facility. We have a $1.50 billion joint repurchase facility that is shared between the Structured Business and the Agency Business, and matures in July 2027 with a one-year extension option. This facility is used to finance both structured and Private Label loans. The interest rate under the facility is determined on a loan-by-loan basis and may include a floor equal to a pro rata share of the floors included in our originated loans. The facility has an overadvance available of $75.0 million that has an interest rate of SOFR plus 6.85%, which amortizes quarterly through December 2026. The facility has a maximum advance rate of 80% on all loans. If the estimated market value of the loans financed in this facility decrease, we may be required to pay down borrowings under this facility.

Structured Business. We utilize credit and repurchase facilities with various financial institutions to finance our loans and investments as described below. Many of these facilities have a maximum advance rate between 70% to 83%, depending on the asset type financed.

At December 31, 2025 and 2024, the weighted average interest rate for the credit and repurchase facilities of our Structured Business, including certain fees and costs, such as structuring, commitment, non-use and warehousing fees, was 6.40% and 7.43%, respectively. The leverage on our loan and investment portfolio financed through our credit and repurchase facilities, excluding the securities repurchase facility and working capital facility, was 69% and 67% at December 31, 2025 and 2024, respectively.

We have a $1.22 billion repurchase facility to refinance loans previously held in our CLOs. This facility has a 24-month reinvestment period through March 2027. The facility has an interest rate of SOFR plus 1.85% and matures at the latest maturity date of all purchased assets, which is currently June 2028. The facility has an overadvance available of $25.0 million that has an interest rate of SOFR plus 6.85%, which amortizes quarterly through December 2026. Additionally, this facility was approximately 88% non-recourse to us and had an 80% advance rate at closing.

We have a $1.00 billion repurchase facility, which includes a concentration limit for delinquent loans to remain in the facility for up to two years. The interest rate on new loans is determined on a loan-by-loan basis. Permitted delinquent loans have an interest rate of SOFR plus 3.00% and can comprise up to 10% of the outstanding facility balance, or up to 15% at the lender's discretion. The commitment amount under this facility expires six months after the lender provides written notice. We then have an additional six months to repurchase the underlying loans.

We have an $850.0 million repurchase facility, of which $600.0 million may be used to finance performing loans and $250.0 million may be used to finance non-performing loans, that matures in December 2026 with a one-year extension option. The $600.0 million portion of the facility has an interest rate of SOFR plus 1.75%, with a SOFR floor of 0.15% that increases to SOFR plus 2.25%, with a 0.15% SOFR floor after the loan has been in the line for a year. At December 31, 2025, $93.3 million of loans were transferred in from a terminated facility and has a weighted average interest rate of SOFR plus 2.54%. The $250.0 million portion of the facility has an interest rate of SOFR plus 3.25%, with a SOFR floor equal to the greater of 2.50% or the floor of the underlying loan.

We have a $650.0 million repurchase facility to finance SFR loans that has an interest rate ranging from SOFR plus 2.36% to 3.11%, depending on the type of loan financed, with a 0.25% SOFR floor, and matures in October 2026.

We have a $400.0 million credit facility to finance performing and non-performing loans that has an interest rate of SOFR plus 3.25%, with a SOFR floor of 1.00%, and matures in March 2027.

We have a $400.0 million repurchase facility to finance bridge and construction loans that has an interest rate ranging from SOFR plus 1.75% to 3.50% depending on the type of loan financed, with a SOFR floor determined on a loan-by-loan basis, and matures in January 2027, with a one-year extension option.

We have a $350.0 million repurchase facility to finance bridge loans that matures in March 2026. The interest rate under the facility is determined on a loan-by-loan basis.

We have a $250.0 million repurchase facility to finance multifamily construction loans that matures in September 2027, with a one-year extension option. The facility has an interest rate of SOFR plus 3.25%, with a SOFR floor equal to the lesser of 2.50% or the floor of the underlying loan.

We have a $250.0 million repurchase facility to finance bridge loans that has an interest rate ranging from SOFR plus 1.45% to 2.65% depending on the duration of time the loan is being financed determined on a loan-by-loan basis, and matures in October 2026.

We have a $250.0 million credit facility to finance SFR loans that matures in October 2027. This facility has an interest rate of SOFR plus 2.50%, with an all-in floor of 5.00%.

We have a $200.0 million repurchase facility to finance SFR loans with a $100.0 million accordion feature that matures in March 2027, with a one-year extension option. This facility has an interest rate of SOFR plus 2.55%.

We have loan specific credit facilities totaling $63.5 million used to finance individual bridge loans. The facilities have interest rates ranging from SOFR plus 1.85% to 2.10%, with a SOFR floor of 2.20%. The facilities mature between July 2026 and August 2027.

We have a $40.0 million credit facility used to purchase loans that has an interest rate of SOFR plus 2.35% and matures in April 2026, with a one-year extension option.

We have a $35.0 million unsecured working capital line of credit that has an interest rate of SOFR plus 3.00%. This line matures in April 2026 and is typically renewed annually.

We have an uncommitted repurchase facility that is used to finance certificates retained by us from our Q Series securitization and investment grade notes retained from our BTR CLO 1 securitization. This facility has an interest rate ranging from SOFR plus 1.20% to 1.90% and has no expiration date.

Agency Business. We utilize credit and repurchase facilities with various financial institutions to finance substantially all of our loans held-for-sale as described below. The financial institutions that provide these facilities generally have a security interest in the underlying mortgage notes that serve as collateral for these facilities.

We have a $750.0 million ASAP agreement with Fannie Mae providing us with a warehousing credit facility for mortgage loans that are to be sold to Fannie Mae and serviced under the Fannie Mae DUS program. The ASAP agreement is not a committed line, has no expiration date and has an interest rate of SOFR plus 1.15%, with a 0.25% SOFR floor.

We have a $500.0 million repurchase facility that has an interest rate of SOFR plus 1.43% and matures in November 2026.

We have a $200.0 million credit facility that has an interest rate of SOFR plus 1.40% and matures in March 2026.

We have a $200.0 million credit facility that has an interest rate of SOFR plus 1.35% and matures in June 2026. We have the ability to borrow up to an additional $200.0 million under this facility at the lender's discretion determined on a loan-by-loan basis. This facility includes a $37.5 million sublimit for principal and interest advances we make as the primary servicer to Fannie Mae in connection with potential delinquent loans under the Fannie Mae forbearance program, which has an interest rate of SOFR plus 1.75%.

We have a letter of credit facility to secure obligations under the Fannie Mae DUS program and the Freddie Mac SBL program with a total committed amount of up to $75.0 million. The facility has a fixed interest rate of 2.875%, matures in September 2027, and is primarily collateralized by our servicing revenue as approved by Fannie Mae and Freddie Mac. The facility includes a $5.0 million sublimit for obligations under the Freddie Mac SBL program. At December 31, 2025, the letters of credit outstanding include $70.0 million for the Fannie Mae DUS program and $5.0 million for the Freddie Mac SBL program.

Securitized Debt

We account for securitized debt transactions on our consolidated balance sheet as financing facilities. These transactions are considered VIEs for which we are the primary beneficiary and are consolidated in our financial statements. The investment grade notes and guaranteed certificates issued to third parties are treated as secured financings and are non-recourse to us.

Borrowings and the corresponding collateral under our securitized debt transactions are as follows ($ in thousands):

| | Debt | | | Collateral (3) | | | |
| | | | | Loans | | | Cash |
December 31, 2025	**Face Value**	**Carrying Value (1)**	**Wtd. Avg. Rate (2)**	**UPB**	**Carrying Value**	**Restricted Cash (4)**
CLO 20	$ 933,187	$ 924,504	5.50 %	$ 1,045,664	$ 1,040,984	$ —
BTR CLO 1	525,304	517,395	6.29 %	685,746	683,807	—
CLO 18 (5)	971,595	970,979	6.01 %	1,339,523	1,338,395	21,469
CLO 17 (5)	1,055,700	1,055,380	5.66 %	1,443,820	1,443,845	—
Total CLOs	3,485,786	3,468,258	5.81 %	4,514,753	4,507,031	21,469
Q Series securitization (6)	—	—	—	50,600	50,600	—
Total securitized debt	$ 3,485,786	$ 3,468,258	5.81 %	$ 4,565,353	$ 4,557,631	$ 21,469
December 31, 2024						
CLO 19	$ 753,987	$ 751,364	7.02 %	$ 912,935	$ 912,392	$ —
CLO 18	1,335,647	1,332,950	6.47 %	1,684,765	1,684,285	37,090
CLO 17	1,482,657	1,480,495	6.15 %	1,811,391	1,810,463	50,910
CLO 16	682,845	681,008	5.93 %	944,660	943,542	—
CLO 14	326,238	326,238	6.11 %	452,751	452,526	—
Total CLOs (5)	4,581,374	4,572,055	6.35 %	5,806,502	5,803,208	88,000
Q Series securitization	50,641	50,434	6.49 %	94,940	94,895	—
Total securitized debt	$ 4,632,015	$ 4,622,489	6.35 %	$ 5,901,442	$ 5,898,103	$ 88,000

(1) Debt carrying value is net of $17.5 million and $9.5 million of deferred financing fees at December 31, 2025 and 2024, respectively.

(2) At December 31, 2025 and 2024, the aggregate weighted average note rate for our CLOs, including certain fees and costs, was 6.07% and 6.59%, respectively, and the Q Series securitization was 7.46% at December 31, 2024.

(3) At December 31, 2025 and 2024, 39 and 46 loans, respectively, with a total UPB of $1.69 billion and $1.60 billion, respectively, were deemed a "credit risk" as defined by the CLO indentures. A credit risk asset is generally defined as one that, in the CLO collateral manager's reasonable business judgment, has a significant risk of becoming a defaulted asset.

(4) Represents restricted cash held for principal repayments as well as for reinvestment in the CLOs. Does not include restricted cash related to interest payments, delayed fundings and expenses totaling $10.1 million and $43.4 million at December 31, 2025 and 2024, respectively.

(5) The replenishment period for the following CLOs has ended: CLO 14 - September 2023, CLO 16 – March 2024, CLO 19 – May 2024, CLO 17 – June 2024, and CLO 18 – August 2024.

(6) All third-party amounts have been paid down and only our tranches remain.

CLO 20. In August 2025, we completed CLO 20, through a wholly owned subsidiary, issuing nine tranches of CLO notes totaling $1.05 billion. Of the total CLO notes issued, $933.2 million consisted of investment grade notes issued to third-party investors. The remaining $116.8 million were below investment grade notes retained by us. As of the CLO closing date, the notes were secured by a portfolio of real estate related assets and cash with a face value of $926.8 million, with the real estate related assets primarily comprised of first-lien mortgage bridge loans contributed from our existing loan portfolio. The CLO has an approximate two and a half year replacement period, during which principal and sale proceeds from the underlying loans may be reinvested into qualifying replacement loan obligations, subject to conditions outlined in the indenture. Thereafter, the outstanding debt balance will decrease as loans are repaid. Initially, the proceeds of the issuance also included $123.2 million for the purpose of acquiring additional loan obligations within 180 days from the CLO closing date, which we subsequently utilized, resulting in the issuer owning loan obligations with a face value of $1.05 billion, representing leverage of 89%. The notes sold to third parties had an initial weighted average interest rate of 1.82% plus term SOFR, with interest payable monthly.

BTR CLO 1. In May 2025, we completed BTR CLO 1, through a wholly owned subsidiary, issuing 11 tranches of CLO notes totaling $801.9 million. Of the total CLO notes issued, $682.6 million consisted of investment grade notes, $41.0 million of which were retained by us (including $31.8 million we financed), with the remainder issued to third-party investors. The remaining $119.3 million were below investment grade notes and fully retained by us. As of the CLO closing date, the notes were secured by a portfolio of real estate related assets and cash with a face value of $583.6 million, with the real estate related assets primarily comprised of first-lien mortgage construction and bridge loans secured by build-to-rent properties contributed from our existing loan portfolio. The CLO has an approximate two-year replacement period, during which principal and sale proceeds from the underlying loans may be reinvested into qualifying replacement loan obligations, subject to conditions outlined in the indenture. The CLO also includes a $200.0 million senior revolving note, which may be used to fund construction draws, acquire collateral at closing, or purchase replacement assets during the replacement period, of which $83.9 million had been drawn at December 31, 2025. Thereafter, the outstanding debt balance will decrease as loans are repaid. Initially, the proceeds of the issuance also included $50.0 million for the purpose of acquiring additional loan obligations within 180 days from the CLO closing date, which we subsequently utilized, resulting in the issuer owning loan obligations with a face value of $801.9 million, representing leverage of 80%, or 84% after factoring in the financed portion of our retained investment grade notes. The notes sold to third parties had an initial weighted average interest rate of 2.48% plus term SOFR, with interest payable monthly.

CLO 18. In 2022, we completed CLO 18, issuing eight tranches of CLO notes through two wholly owned subsidiaries totaling $1.86 billion. Of the total CLO notes issued, $1.65 billion were investment grade notes issued to third-party investors and $210.1 million were below investment grade notes retained by us. As of the CLO closing date, the notes were secured by a portfolio of loan obligations with a face value of $1.70 billion, consisting primarily of bridge loans that were contributed from our existing loan portfolio, and cash. The financing had an approximate two-and-a-half-year replacement period that allowed the principal proceeds and sale proceeds (if any) of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance is being reduced as loans are repaid. Initially, the proceeds of the issuance of the securities also included $347.3 million for the purpose of acquiring additional loan obligations for a period of up to 180 days from the CLO closing date, which we subsequently utilized, resulting in the issuer owning loan obligations with a face value of $2.05 billion, representing leverage of 81%. We retained a residual interest in the portfolio with a notional amount of $397.2 million, including the $210.1 million below investment grade notes. The notes sold to third parties had an initial weighted average interest rate of 1.81% plus compounded SOFR and interest payments on the notes are payable monthly.

CLO 17. In 2021, we completed CLO 17, issuing eight tranches of CLO notes through two wholly owned subsidiaries totaling $1.91 billion. Of the total CLO notes issued, $1.71 billion were investment grade notes issued to third-party investors and $194.3 million were below investment grade notes retained by us. As of the CLO closing date, the notes were secured by a portfolio of loan obligations with a face value of $1.79 billion, consisting primarily of bridge loans that were contributed from our existing loan portfolio, and cash. The financing had an approximate two-and-a-half-year replacement period that allowed the principal proceeds and sale proceeds (if any) of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance is being reduced as loans are repaid. Initially, the proceeds of the issuance of the securities also included $315.0 million for the purpose of acquiring additional loan obligations for a period of up to 180 days from the CLO closing date, which we subsequently utilized, resulting in the issuer owning loan obligations with a face value of $2.10 billion, representing leverage of 82%. We retained a residual interest in the portfolio with a notional amount of $385.9 million, including the $194.3 million below investment grade notes. The notes sold to third parties had an initial weighted average interest rate of 1.68% plus one-month LIBOR and interest payments on the notes are payable monthly.

CLO 16. In October 2025, we unwound CLO 16, redeeming the remaining outstanding notes totaling $482.1 million, which were repaid from the availability in our credit and repurchase facilities. We expensed $0.6 million of deferred financing fees related to the unwind of this CLO, into loss on extinguishment of debt on the consolidated statements of income.

CLO 19 and CLO 14. In March 2025, we unwound CLO 19 and 14, redeeming the remaining outstanding notes totaling $1.08 billion, which were repaid from a new $1.22 billion repurchase facility. We expensed $2.3 million of deferred financing fees related to the unwind of these CLOs, into loss on extinguishment of debt on the consolidated statements of income.

CLO 15. In 2024, we unwound CLO 15, redeeming the remaining outstanding notes totaling $674.4 million, which were paid primarily from the refinancing of the remaining assets within our other CLO vehicles and credit and repurchase facilities. We expensed $0.4 million of deferred financing fees related to the unwind of this CLO, into loss on extinguishment of debt on the consolidated statements of income.

Freddie Mac Q Series Securitization. In 2022, we completed a Q Series securitization, by which we sold to Freddie Mac 11 floating rate loans totaling $315.8 million that are secured by first priority mortgage liens on 21 multifamily properties that qualify as mission-driven under the Federal Housing Finance Agency guidelines. The Q Series securitization is represented through a series of pass-through certificates (the "Certificates") issued under a pooling and servicing agreement. We retained certain subordinate and interest-only classes of the Certificates totaling $79.0 million and the remaining Certificates totaling $236.9 million were purchased by third-party investors, representing leverage of 75%. The Certificates sold to third parties paid interest at 2.00% plus SOFR, excluding fees and transaction costs, until they were fully paid off in the third quarter of 2025. As part of the securitization transaction, we released all mortgage servicing obligations and rights to Freddie Mac who was designated as the master servicer. As master servicer, Freddie Mac appointed us as its subservicer, which includes obligations to collect and remit payments and otherwise administer the underlying loans, and a third party as the special servicer. We may, subject to certain limitations, terminate the special servicer, with or without cause, and appoint a successor. In addition, the special servicer must receive our consent prior to certain decisions with respect to a specially serviced mortgage loan.

Securitization Paydowns. During 2025, outstanding notes totaling $841.7 million on our existing CLOs and Q Series securitization have been paid down.

Senior Unsecured Notes

A summary of our senior unsecured notes is as follows ($ in thousands):

Senior Unsecured Notes	Issuance Date	Maturity	December 31, 2025			December 31, 2024		
			UPB	Carrying Value (1)	Wtd. Avg. Rate (2)	UPB	Carrying Value (1)	Wtd. Avg. Rate (2)
8.50% Notes (3)	Dec. 2025	Dec. 2028	$ 400,000	$ 394,340	8.50 %	$ —	$ —	—
7.875% Notes (4)	Jul. 2025	Jul. 2030	500,000	489,397	7.88 %	—	—	—
9.00% Notes (3)	Oct. 2024	Oct. 2027	100,000	98,934	9.00 %	100,000	98,352	9.00 %
8.50% Notes (3)	Oct. 2022	Oct. 2027	150,000	149,041	8.50 %	150,000	148,531	8.50 %
5.00% Notes (3)	Dec. 2021	Dec. 2028	180,000	178,725	5.00 %	180,000	178,300	5.00 %
4.50% Notes (3)	Aug. 2021	Sept. 2026	270,000	269,439	4.50 %	270,000	268,601	4.50 %
5.00% Notes (3)	Apr. 2021	Apr. 2026	175,000	174,790	5.00 %	175,000	174,161	5.00 %
4.50% Notes (3)	Mar. 2020	Mar. 2027	275,000	274,412	4.50 %	275,000	273,927	4.50 %
7.75% Notes	Mar. 2023	Mar. 2026	—	—	—	95,000	94,275	7.75 %
			$ 2,050,000	$ 2,029,078	6.70 %	$ 1,245,000	$ 1,236,147	5.73 %

(1) At December 31, 2025 and 2024, the carrying value is net of deferred financing fees of $20.9 million and $8.9 million, respectively.
(2) At December 31, 2025 and 2024, the aggregate weighted average note rate, including certain fees and costs, was 7.06% and 6.02%, respectively.
(3) These notes can be redeemed by us prior to three months before the maturity date, at a redemption price equal to 100% of the aggregate principal amount, plus a "make-whole" premium and accrued and unpaid interest. We have the right to redeem the notes within three months prior to the maturity date at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest.
(4) These notes can be redeemed by us prior to six months before the maturity date, at a redemption price equal to 100% of the aggregate principal amount, plus a "make-whole" premium and accrued and unpaid interest. We have the right to redeem the notes within six months prior to the maturity date at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest.

Except as noted below, we used the proceeds of our senior unsecured debt offerings to make investments and for general corporate purposes.

In December 2025, we issued $400.0 million aggregate principal amount of 8.50% senior unsecured notes due December 2028 in a private offering. We received proceeds of $394.9 million from the issuance, after deducting the underwriting discount and other offering expenses. We used a portion of the proceeds to repay our remaining outstanding 7.75% senior notes due March 2026 and will use a portion of the remaining proceeds to repay our 5.00% senior notes due April 2026.

In July 2025, we issued $500.0 million aggregate principal amount of 7.875% senior unsecured notes due July 2030 in a private offering. We received proceeds of $490.5 million from the issuance, after deducting the underwriting discount and other offering expenses. We used a portion of the net proceeds to repay our 7.50% convertible notes due August 2025.

In 2024, we issued $100.0 million aggregate principal amount of 9.00% senior unsecured notes due in 2027 in a private offering. We received proceeds of $98.4 million from the issuance, after deducting the underwriting discount and other offering expenses. We used a portion of the proceeds to pay down debt.

In 2023, we issued $95.0 million aggregate principal amount of 7.75% senior unsecured notes due in 2026 in a private offering. We received proceeds of $93.4 million from the issuance, after deducting the placement agent commission and other offering expenses. We used $70.8 million of the proceeds, which included accrued interest and other fees, to repurchase the remaining portion of our 8.00% senior notes due in 2023. In December 2025, our 7.75% senior notes were fully settled with a portion of the proceeds received from our 8.50% senior notes issuance.

In 2022, we issued $150.0 million aggregate principal amount of 8.50% senior unsecured notes due in 2027 in a private offering. We received proceeds of $147.5 million from the issuance, after deducting the underwriting discount and other offering expenses. We used $47.5 million of the proceeds, which included accrued interest and other fees, to repurchase a portion of our 5.625% senior notes.

In 2021, we issued $180.0 million aggregate principal amount of 5.00% senior unsecured notes due in 2028 in a private offering. We received proceeds of $177.2 million from the issuance, after deducting the underwriting discount and other offering expenses.

In 2021, we issued $270.0 million aggregate principal amount of 4.50% senior unsecured notes due in 2026 in a private offering. We received proceeds of $265.8 million from the issuance, after deducting the underwriting discount and other offering expenses.

In 2021, we issued $175.0 million aggregate principal amount of 5.00% senior unsecured notes due in 2026 in a private offering. We received proceeds of $172.3 million from the issuance, after deducting the underwriting discount and other offering expenses.

In 2020, we issued $275.0 million aggregate principal amount of 4.50% senior unsecured notes due in 2027 in a private offering. We received proceeds of $271.8 million from the issuance, after deducting the underwriting discount and other offering expenses. We used a significant portion of the proceeds to repay secured indebtedness.

During 2024, we redeemed both our 5.75% senior notes totaling $90.0 million and 4.75% senior notes totaling $110.0 million at maturity.

Convertible Senior Unsecured Notes

In 2022, we issued $287.5 million in aggregate principal amount of 7.50% convertible senior notes through a private placement offering. In August 2025, our 7.50% convertible notes matured, and were fully repaid with a portion of the net proceeds received from our 7.875% senior unsecured notes issued in July 2025.

The UPB and net carrying value of our convertible notes at December 31, 2024 were as follows ($ in thousands):

UPB	Unamortized Deferred Financing Fees	Net Carrying Value
$287,500	$1,647	$285,853

During 2025, we incurred interest expense on the convertible notes totaling $14.2 million, of which $12.6 million and $1.6 million related to the cash coupon and deferred financing fees, respectively. During 2024, we incurred interest expense on the notes totaling $24.3 million, of which $21.5 million and $2.8 million related to the cash coupon and deferred financing fees, respectively. During 2023, we incurred interest expense on the notes totaling $24.8 million, of which $22.1 million and $2.7 million related to the cash coupon and deferred financing fees, respectively. Including the amortization of the deferred financing fees, our weighted average total cost of the convertible notes was 8.43% at December 31, 2024.

Junior Subordinated Notes

The carrying values of borrowings under our junior subordinated notes were $145.5 million and $144.7 million at December 31, 2025 and 2024, respectively, which is net of a deferred amount of $7.6 million and $8.3 million, respectively, (which is amortized into interest expense over the life of the notes) and deferred financing fees of $1.2 million and $1.4 million, respectively. These notes have maturities ranging from March 2034 through April 2037 and pay interest quarterly at a floating rate. The weighted average note rate was 6.52% and 7.18% at December 31, 2025 and 2024, respectively. Including certain fees and costs, the weighted average note rate was 6.61% and 7.26% at December 31, 2025 and 2024, respectively.

Debt Covenants

Credit and Repurchase Facilities and Unsecured Debt. The credit and repurchase facilities and unsecured debt (senior and convertible notes) contain various financial covenants, including, but not limited to, minimum liquidity requirements, minimum net worth requirements, minimum unencumbered asset requirements, as well as certain other debt service coverage ratios, debt to equity ratios and minimum servicing portfolio tests. We were in compliance with all financial covenants and restrictions at December 31, 2025.

CLOs. Our CLO vehicles contain interest coverage and asset overcollateralization covenants that must be met as of the waterfall distribution date in order for us to receive such payments. If we fail these covenants in any of our CLOs, all cash flows from the applicable CLO would be diverted to repay principal and interest on the outstanding CLO bonds and we would not receive any residual payments until that CLO regained compliance with such tests. Our CLOs were in compliance with all such covenants at December 31, 2025, as well as on the most recent determination dates in January 2026. In the event of a breach of the CLO covenants that could not be cured in the near-term, we would be required to fund our non-CLO expenses, including employee costs, distributions required to maintain our REIT status, debt costs, and other expenses with (1) cash on hand, (2) income from any CLO not in breach of a covenant test, (3) income from real property and loan assets, (4) sale of assets, or (5) accessing the equity or debt capital markets, if available. We have the right to cure covenant breaches which would resume normal residual payments to us by purchasing non-performing loans out of the CLOs. However, we may not have sufficient liquidity available to do so at such time.

Our CLO compliance tests as of the most recent determination dates in January 2026 are as follows:

Cash Flow Triggers	CLO 17	CLO 18	BTR CLO 1	CLO 20
Overcollateralization (1)				
Current	127.77 %	136.54 %	117.47 %	112.52 %
Limit	121.51 %	123.03 %	115.47 %	110.52 %
Pass / Fail	Pass	Pass	Pass	Pass
Interest Coverage (2)				
Current	136.59 %	130.82 %	170.68 %	139.22 %
Limit	120.00 %	120.00 %	120.00 %	120.00 %
Pass / Fail	Pass	Pass	Pass	Pass

(1) The overcollateralization ratio divides the total principal balance of all collateral in the CLO by the total principal balance of the bonds associated with the applicable ratio. To the extent an asset is considered a defaulted security, the asset's principal balance for purposes of the overcollateralization test is the lesser of the asset's market value or the principal balance of the defaulted asset multiplied by the asset's recovery rate which is determined by the rating agencies. Rating downgrades of CLO collateral will generally not have a direct impact on the principal balance of a CLO asset for purposes of calculating the CLO overcollateralization test unless the rating downgrade is below a significantly low threshold (e.g., CCC-) as defined in each CLO vehicle.
(2) The interest coverage ratio divides interest income by interest expense for the classes senior to those retained by us.

Our CLO overcollateralization ratios as of the determination dates subsequent to each quarter are as follows:

Determination (1)	CLO 17	CLO 18	BTR CLO 1	**CLO 20**
January 2026	127.77 %	136.54 %	117.47 %	112.52 %
October 2025	127.02 %	131.38 %	117.47 %	112.52 %
July 2025	124.46 %	130.03 %	117.47 %	N/A
April 2025	122.65 %	127.91 %	N/A	N/A
January 2025	122.10 %	123.89 %	N/A	N/A

(1) This table represents the quarterly trend of our overcollateralization ratio, however, the CLO determination dates are monthly and we were in compliance with this test for all periods presented.

The ratio will fluctuate based on the performance of the underlying assets, transfers of assets into the CLOs prior to the expiration of their respective replenishment dates, purchase or disposal of other investments, and loan payoffs. No payment due under the junior subordinated indentures may be paid if there is a default under any senior debt and the senior lender has sent notice to the trustee. The junior subordinated indentures are also cross-defaulted with each other.

Note 12 — Allowance for Loss-Sharing Obligations

Our allowance for loss-sharing obligations related to the Fannie Mae DUS program is as follows ($ in thousands):

| | Year Ended December 31, | |
	2025	2024
Beginning balance	$ 83,150	$ 71,634
Provision for loss sharing (net of reversals)	24,259	12,555
Charge-offs, net	(9,830)	(1,039)
Ending balance	$ 97,579	$ 83,150

When a loan is sold under the Fannie Mae DUS program, we undertake an obligation to partially guarantee the performance of the loan. A liability is recognized for the fair value of the guarantee obligation undertaken for the non-contingent aspect of the guarantee and is removed only upon either the expiration or settlement of the guarantee. At December 31, 2025 and 2024, we had $35.7 million and $34.8 million, respectively, of guarantee obligations included in the allowance for loss-sharing obligations.

In addition to and separately from the fair value of the guarantee, we estimate our allowance for loss-sharing under CECL over the contractual period in which we are exposed to credit risk. The general reserve related to loss-sharing was based on a collective pooling basis with similar risk characteristics, a reasonable and supportable forecast and a reversion period based on our average historical losses through the remaining contractual term of the portfolio. In instances where payment under the loss-sharing obligations of a loan is determined to be probable and estimable (as the loan is probable of, or is, in foreclosure), we record a liability for the estimated loss-sharing specific reserve.

When we settle a loss under the DUS loss-sharing model, the net loss is charged-off against the previously recorded loss-sharing obligation. The settled loss is often net of any previously advanced principal and interest payments in accordance with the DUS program, which are reflected as reductions to the proceeds needed to settle losses. At December 31, 2025 and 2024, we had outstanding advances of $7.3 million and $1.9 million, respectively, which were netted against the allowance for loss-sharing obligations.

At December 31, 2025 and 2024, our allowance for loss-sharing obligations, associated with expected losses under CECL, was $61.9 million and $48.3 million, respectively, and represented 0.26% and 0.21%, respectively, of our Fannie Mae servicing portfolio. During 2025 and 2024, we recorded an increase in CECL reserves of $13.6 million and $11.6 million, respectively.

At December 31, 2025 and 2024, the maximum quantifiable liability associated with our guarantees under the Fannie Mae DUS agreement was $4.60 billion and $4.30 billion, respectively. The maximum quantifiable liability is not representative of the actual loss we would incur. We would be liable for this amount only if all of the loans we service for Fannie Mae, for which we retain some risk of loss, were to default and all of the collateral underlying these loans was determined to be without value at the time of settlement.

Note 13 — Derivative Financial Instruments

We enter into derivative financial instruments to manage exposures that arise from business activities resulting in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates and credit risk. We do not use these derivatives for speculative purposes, but are instead using them to manage our interest rate and credit risk exposure.

Agency Rate Lock and Forward Sale Commitments. We enter into contractual commitments to originate and sell mortgage loans at fixed prices with fixed expiration dates. The commitments become effective when the borrower "rate locks" a specified interest rate within time frames established by us. All potential borrowers are evaluated for creditworthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the rate lock by the borrower and the sale date of the loan to an investor. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers under the GSE programs, we enter into a forward sale commitment with the investor simultaneously with the rate lock commitment with the borrower. The forward sale contract locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all aspects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than our related commitments to the borrower to allow, among other things, for closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

These commitments meet the definition of a derivative and are recorded at fair value, including the effects of interest rate movements which are reflected as a component of gain (loss) on derivative instruments, net in the consolidated statements of income. The estimated fair value of rate lock commitments also includes the fair value of the expected net cash flows associated with the servicing of the loan which is recorded as income from MSRs in the consolidated statements of income. During 2025, 2024 and 2023, we recorded net gains of $3.1 million, net losses of $3.7 million and net gains of $8.8 million, respectively, from changes in the fair value of these derivatives and $54.5 million, $51.3 million and $69.9 million, respectively, of income from MSRs. See Note 14 for details.

Treasury Futures and Credit Default Swaps. We enter into over-the-counter treasury futures and credit default swaps to hedge our interest rate and credit risk exposure inherent in (1) our held-for-sale Agency Business Private Label loans from the time the loans are rate locked until sale or securitization, and (2) our Agency Business SFR – fixed rate loans from the time the loans are originated until the time they can be financed with match term fixed rate securitized debt. Our treasury futures typically have a three-month maturity and are tied to the five-year and ten-year treasury rates. Our credit default swaps typically have a five-year maturity, are tied to the credit spreads of the underlying bond issuers and we typically hold our position until we price our Private Label loan securitizations. These instruments do not meet the criteria for hedge accounting, are cleared by a central clearing house and variation margin payments made in cash are treated as a legal settlement of the derivative itself. Our agreements with the counterparties provide for bilateral collateral pledging based on the counterparties' market value. The counterparties have the right to re-pledge the collateral posted, but have the obligation to return the pledged collateral as the market value of the treasury futures change. Our policy is to record the asset and liability positions on a net basis. At December 31, 2025 and 2024, we had $1.6 million and $2.3 million, respectively, included in others assets, which was comprised of cash posted as collateral of $1.6 million and $2.0 million, respectively, and net liability positions of less than $0.1 million and $0.3 million, respectively, from the fair value of our treasury futures.

During 2025, 2024 and 2023, we recorded realized and unrealized losses of $1.6 million and $0.3 million, realized and unrealized gains of $0.1 million and $0.6 million, and realized gains and unrealized losses of $1.6 million and $3.7 million, respectively, to our Agency Business.

A summary of our non-qualifying derivative financial instruments in our Agency Business is as follows ($ in thousands):

				December 31, 2025		
					Fair Value	
Derivative	**Count**	**Notional Value**	**Balance Sheet Location**	**Derivative Assets**	**Derivative Liabilities**	
Rate lock commitments	4	$ 29,621	Other assets/other liabilities	$ 473	$ (66)
Forward sale commitments	32	357,432	Other assets/other liabilities	112	(1,016)
Treasury futures	617	61,700		—	—
		$ 448,753		$ 585	$ (1,082)
			December 31, 2024			
Forward sale commitments	44	$ 396,024	Other assets/other liabilities	$ 95	$ (4,209)
Treasury futures	82	8,200		—	—
		$ 404,224		$ 95	$ (4,209)

Note 14 — Fair Value

Fair value estimates are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions. The following table summarizes the principal amounts, carrying values and the estimated fair values of our financial instruments ($ in thousands):

	December 31, 2025			December 31, 2024		
	Principal / Notional Amount	Carrying Value	Estimated Fair Value	Principal / Notional Amount	Carrying Value	Estimated Fair Value
Financial assets:						
Loans and investments, net	$ 12,113,107	$ 11,934,248	$11,964,280	$ 11,304,956	$ 11,033,997	$11,122,205
Loans held-for-sale, net	408,386	409,081	421,398	438,233	435,759	449,339
Capitalized mortgage servicing rights, net	n/a	340,842	474,767	n/a	368,678	511,282
Securities held-to-maturity, net	229,521	156,087	150,147	230,012	157,154	144,508
Derivative financial instruments	94,319	585	585	41,724	95	95
Financial liabilities:						
Credit and repurchase facilities	$ 5,161,707	$ 5,149,651	$ 5,143,472	$ 3,568,361	$ 3,559,490	$ 3,592,120
Securitized debt	3,485,786	3,468,258	3,487,773	4,632,015	4,622,489	4,616,409
Senior unsecured notes	2,050,000	2,029,078	2,009,938	1,245,000	1,236,147	1,160,154
Convertible senior unsecured notes	—	—	—	287,500	285,853	287,500
Junior subordinated notes	154,336	145,497	111,992	154,336	144,686	109,099
Notes payable - real estate owned	222,965	222,965	221,893	74,897	74,897	74,495
Derivative financial instruments	292,734	1,082	1,082	354,300	4,209	4,209

Assets and liabilities disclosed at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Determining which category an asset or liability falls within the hierarchy requires judgment and we evaluate our hierarchy disclosures each quarter. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level 1 —Inputs are unadjusted and quoted prices exist in active markets for identical assets or liabilities, such as government, agency and equity securities.

Level 2—Inputs (other than quoted prices included in Level 1) are observable for the asset or liability through correlation with market data. Level 2 inputs may include quoted market prices for a similar asset or liability, interest rates and credit risk. Examples include non-government securities, certain mortgage and asset-backed securities, certain corporate debt and certain derivative instruments.

Level 3—Inputs reflect our best estimate of what market participants would use in pricing the asset or liability and are based on significant unobservable inputs that require a considerable amount of judgment and assumptions. Examples include certain mortgage and asset-backed securities, certain corporate debt and certain derivative instruments.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Loans and investments, net. Fair values of loans and investments that are not impaired are estimated using inputs based on direct capitalization rate and discounted cash flow methodology using discount rates, which, in our opinion, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality (Level 3). Fair values of impaired loans and investments are estimated using inputs that require significant judgments, which include assumptions regarding discount rates, capitalization rates, creditworthiness of major tenants, occupancy rates, availability of financing, exit plans and other factors (Level 3).

Loans held-for-sale, net. Consists of originated loans that are generally expected to be transferred or sold within 60 days to 180 days of loan funding, and are valued using pricing models that incorporate observable inputs from current market assumptions or a hypothetical securitization model utilizing observable market data from recent securitization spreads and observable pricing of loans with similar characteristics (Level 2). Fair value includes the fair value allocated to the associated future MSRs and is calculated pursuant to the valuation techniques described below for capitalized mortgage servicing rights, net (Level 3).

Capitalized mortgage servicing rights, net. Fair values are estimated using inputs based on discounted future net cash flow methodology (Level 3). MSRs are initially recorded at fair value and are carried at amortized cost. The fair value of MSRs is estimated using a process that involves the use of independent third-party valuation experts, supported by commercially available discounted cash flow models and analysis of current market data. The key inputs used in estimating fair value include the discount rate and contractually specified servicing fees, and to a lessor extent the prepayment speed of the underlying loans, annual per loan cost to service loans, delinquency rates, late charges and other economic factors.

Securities held-to-maturity, net. Fair values are approximated using inputs based on current market quotes received from financial sources that trade such securities and are based on prevailing market data and, in some cases, are derived from third-party proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions (Level 3).

Derivative financial instruments. Fair values of rate lock and forward sale commitments are estimated using valuation techniques, which include internally-developed models based on changes in the U.S. Treasury rate and other observable market data (Level 2). The fair value of rate lock commitments includes the fair value of the expected net cash flows associated with the servicing of the loans, see capitalized mortgage servicing rights, net above for details on the applicable valuation technique (Level 3). We also consider the impact of counterparty non-performance risk when measuring the fair value of these derivatives.

Credit facilities, repurchase facilities, and notes payable - real estate owned. Fair values for credit and repurchase facilities and notes payable - real estate owned of the Structured Business are estimated using discounted cash flow methodology, using discount rates, which, in our opinion, best reflect current market interest rates for financing with similar characteristics and credit quality (Level 3). The majority of our credit and repurchase facilities for the Agency Business bear interest at rates that are similar to those available in the market currently and fair values are estimated using Level 2 inputs. For these facilities, the fair values approximate their carrying values.

Securitized debt and junior subordinated notes. Fair values are estimated based on broker quotations, representing the discounted expected future cash flows at a yield that reflects current market interest rates and credit spreads (Level 3).

Senior unsecured notes. Fair values are estimated at current market quotes received from active markets when available (Level 1). If quotes from active markets are unavailable, then the fair values are estimated utilizing current market quotes received from inactive markets (Level 2).

Convertible senior unsecured notes. Fair values are estimated using current market quotes received from inactive markets (Level 2).

We measure certain financial assets and financial liabilities at fair value on a recurring basis. The fair values of these financial assets and liabilities are determined using the following input levels at December 31, 2025 ($ in thousands):

| | Carrying Value | Fair Value | Fair Value Measurements Using Fair Value Hierarchy | | |
			Level 1	Level 2	Level 3
Financial assets:					
Derivative financial instruments	$ 585	$ 585	$ —	$ 112	$ 473
Financial liabilities:					
Derivative financial instruments	$ 1,082	$ 1,082	$ —	$ 1,082	$ —

We measure certain financial and non-financial assets at fair value on a nonrecurring basis. The fair values of these financial and non-financial assets, if applicable, were determined using the following input levels at December 31, 2025 ($ in thousands):

	Net Carrying Value	Fair Value	Fair Value Measurements Using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Financial assets:					
Impaired loans, net					
Loans held-for-investment (1)	$ 339,100	$ 339,100	$ —	$ —	$ 339,100
Loans held-for-sale (2)	12,989	12,989	—	12,989	—
	$ 352,089	$ 352,089	$ —	$ 12,989	$ 339,100

_____

(1) We had an allowance for credit losses of $43.1 million relating to 20 impaired loans with an aggregate carrying value, before loan loss reserves, of $382.2 million at December 31, 2025. The fair values of these impaired loans are based on the value of the underlying collateral.

(2) We have an impairment of $1.0 million related to three loans held-for-sale with an aggregate carrying value, before unrealized impairment losses, of $14.0 million.

Loan impairment assessments. Loans held-for-investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and net of allowance for credit losses, when such loan or investment is deemed to be impaired. We consider a loan impaired when, based upon current information, it is probable that all amounts due for both principal and interest will not be collected according to the contractual terms of the loan agreement. We evaluate our loans to determine if the value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, which may result in an allowance, and corresponding charge to the provision for credit losses, or an impairment loss. These valuations require significant judgments, which include assumptions regarding capitalization and discount rates, revenue growth rates, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan and other factors.

Loans held-for-sale are generally expected to be transferred or sold within 60 days to 180 days of loan origination and are reported at lower of cost or market. We consider a loan classified as held-for-sale impaired if, based on current information, it is probable that we will sell the loan below par, or not be able to collect all principal and interest in accordance with the contractual terms of the loan agreement. These loans are valued using pricing models that incorporate observable inputs from current market assumptions or a hypothetical securitization model utilizing observable market data from recent securitization spreads and observable pricing of loans with similar characteristics.

The tables above and below include all impaired loans, regardless of the period in which the impairment was recognized.

Quantitative information about Level 3 fair value measurements at December 31, 2025 is as follows ($ in thousands):

	Fair Value	Valuation Techniques	Significant Unobservable Inputs	Weighted Average	Minimum / Maximum
Financial assets:					
Impaired loans:					
Multifamily	$ 302,297	Discounted cash flows	Capitalization rate	5.92%	5.50% - 7.00%
	22,851	Price quotes	N/A	N/A	N/A
	$ 325,148				
Retail	$ 13,952	Sales comparative	Price per acre	$165	$165
Derivative financial instruments:					
Rate lock commitments	$ 473	Discounted cash flows	W/A discount rate	13.87%	13.87%

The derivative financial instruments using Level 3 inputs are outstanding for short periods of time (generally less than 60 days). A roll-forward of Level 3 derivative instruments is as follows ($ in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs for the Year Ended December 31,		
	2025	2024	2023
Derivative assets and liabilities, net			
Beginning balance	$ —	$ 428	$ 354
Settlements	(54,059)	(50,492)	(66,407)
Realized gains recorded in earnings	54,059	50,064	66,053
Unrealized gains recorded in earnings	473	—	428
Ending balance	$ 473	$ —	$ 428

The components of fair value and other relevant information associated with our forward sales commitments and the estimated fair value of cash flows from servicing on loans held-for-sale are as follows ($ in thousands):

December 31, 2025	Notional/ Principal Amount	Fair Value of Servicing Rights	Unrealized Impairment Loss	Total Fair Value Adjustment
Rate lock commitments	$ 29,621	$ 473	$ —	$ 473
Forward sale commitments	357,432	—	—	—
Loans held-for-sale, net (1)	408,386	5,921	1,414	7,335
Total		$ 6,394	$ 1,414	$ 7,808

_____

(1) Loans held-for-sale, net are recorded at the lower of cost or market on an aggregate basis and includes fair value adjustments related to estimated cash flows from MSRs.

We measure certain assets and liabilities for which fair value is only disclosed. The fair values of these assets and liabilities are determined using the following input levels at December 31, 2025 ($ in thousands):

	Carrying Value	Fair Value	Fair Value Measurements Using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Financial assets:					
Loans and investments, net	$ 11,934,248	$ 11,964,280	$ —	$ —	$ 11,964,280
Loans held-for-sale, net	409,081	421,398	—	415,477	5,921
Capitalized mortgage servicing rights, net	340,842	474,767	—	—	474,767
Securities held-to-maturity, net	156,087	150,147	—	—	150,147
Financial liabilities:					
Credit and repurchase facilities	$ 5,149,651	$ 5,143,472	$ —	$ 390,396	$ 4,753,076
Securitized debt	3,468,258	3,487,773	—	—	3,487,773
Senior unsecured notes	2,029,078	2,009,938	2,009,938	—	—
Junior subordinated notes	145,497	111,992	—	—	111,992
Notes payable - real estate owned	222,965	221,893	—	—	221,893

Note 15 — Commitments and Contingencies

Agency Business Commitments. We must make certain representations and warranties concerning each loan we originate for the GSE or HUD programs. The representations and warranties relate to our practices in the origination and servicing of the loans, the accuracy of the information being provided by us and the conformity of the loans to the terms and conditions required by the GSEs and HUD. In the event of a breach of any representation or warranty, the GSEs or HUD could require us to repurchase a loan, even if the loan is not in default. Our obligation to repurchase the loan is independent of our risk-sharing obligations.

Our Agency Business is subject to supervision by certain regulatory agencies. Among other things, these agencies require us to meet certain minimum net worth, operational liquidity and restricted liquidity collateral requirements, and compliance with reporting requirements. Our adjusted net worth and liquidity required by the agencies for all periods presented exceeded these requirements.

At December 31, 2025, we were required to maintain at least $23.9 million of liquid assets in one of our subsidiaries to meet our operational liquidity requirements for Fannie Mae and we had operational liquidity in excess of this requirement.

We are generally required to share the risk of any losses associated with loans sold under the Fannie Mae DUS program and are required to secure this obligation by assigning restricted cash balances and/or a letter of credit to Fannie Mae. The amount of collateral required by Fannie Mae is a formulaic calculation at the loan level by a Fannie Mae assigned tier, which considers the loan balance, risk level of the loan, age of the loan and level of risk-sharing. Fannie Mae requires restricted liquidity for Tier 2 loans of 75 basis points, 15 basis points for Tier 3 loans and 5 basis points for Tier 4 loans, which is funded over a 48-month period that begins upon delivery of the loan to Fannie Mae. A significant portion of our Fannie Mae DUS serviced loans for which we have risk sharing are Tier 2 loans. At December 31, 2025, the restricted liquidity requirement totaled $100.9 million and was satisfied with a $70.0 million letter of credit and cash issued to Fannie Mae.

At December 31, 2025, reserve requirements for the current Fannie Mae DUS loan portfolio will require us to fund $34.8 million in additional restricted liquidity over the next 48 months, assuming no further principal paydowns, prepayments, or defaults within our at-risk portfolio. Fannie Mae periodically reassesses these collateral requirements and may make changes to these requirements in the future. We generate sufficient cash flow from our operations to meet these capital standards and do not expect any changes to have a material impact on our future operations; however, future changes to collateral requirements may adversely impact our available cash.

We are subject to various capital requirements in connection with seller/servicer agreements that we have entered into with secondary market investors. Failure to maintain minimum capital requirements could result in our inability to originate and service loans for the respective investor and, therefore, could have a direct material effect on our consolidated financial statements. At December 31, 2025, we met all of Fannie Mae's quarterly capital requirements and our Fannie Mae adjusted net worth was in excess of the required net worth. We are also subject to capital requirements on an annual basis for Ginnie Mae and FHA, and we believe we have met all requirements at December 31, 2025.

As an approved designated seller/servicer under Freddie Mac's SBL program, we are required to post collateral to ensure that we are able to meet certain purchase and loss obligations required by this program. Under the SBL program, we are required to post collateral equal to $5.0 million, which is satisfied with a $5.0 million letter of credit.

We enter into contractual commitments with borrowers providing rate lock commitments while simultaneously entering into forward sale commitments with investors. These commitments are outstanding for short periods of time (generally less than 60 days) and are described in more detail in Note 13 and Note 14.

Debt Obligations and Operating Leases. At December 31, 2025, the maturities of our debt obligations and the minimum annual operating lease payments under leases with a term in excess of one year are as follows ($ in thousands):

Year	Debt Obligations	Minimum Annual Operating Lease Payments	Total
2026	$ 4,931,405	$ 11,424	$ 4,942,829
2027	3,067,110	9,912	3,077,022
2028	2,368,357	9,226	2,377,583
2029	53,586	8,714	62,300
2030	500,000	8,756	508,756
Thereafter	154,336	10,924	165,260
Total	$ 11,074,794	$ 58,956	$ 11,133,750

At December 31, 2025 and 2024, our leases had remaining lease terms of 1.2 to 8.3 years and 2.1 to 9.2 years, respectively, with a weighted average remaining lease term of 6.0 years and 6.8 years, respectively, and a weighted average discount rate of 5.8% in both periods. We recorded lease expense of $11.0 million, $10.9 million and $10.9 million during 2025, 2024 and 2023, respectively.

Unfunded Commitments. In accordance with certain structured loans and investments, we have outstanding unfunded commitments of $1.92 billion at December 31, 2025 that we are obligated to fund as borrowers meet certain requirements. Specific requirements include, but are not limited to, property renovations, building construction and conversions based on criteria met by the borrower in accordance with the loan agreements.

Litigation. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Except as set forth below under "Securities Class Action," and "Derivative Actions," we are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition. Because the results of legal proceedings are inherently unpredictable and uncertain, we are currently unable to predict whether it will have a material adverse effect on our business, financial condition or results of operations.

Securities Class Action

On July 31, 2024, a purported shareholder filed a securities class action lawsuit against us and certain of our executive officers in the United States District Court for the Eastern District of New York (the "Court"), alleging violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The plaintiffs seek to represent a class of shareholders who purchased our shares of common stock between May 7, 2021 and July 11, 2024.

On November 5, 2024, the Court approved the motion appointing the lead plaintiffs and their counsel.

An amended complaint was filed by the lead plaintiffs on January 21, 2025. The amended complaint alleges that we have made false and misleading statements and/or failed to disclose material information in connection with allegedly overriding internal controls, engaging in substandard lending practices and not complying with agency requirements. The plaintiffs are seeking damages in an unspecified amount, as well as attorneys' fees and costs.

On April 10, 2025, we served a motion to dismiss the case, which remains pending.

We believe that the allegations in the lawsuit are without merit, and we intend to vigorously defend against the claims. At this time, we are unable to determine whether an unfavorable outcome is probable or to estimate reasonably possible losses.

Derivative Actions

On February 26, 2025, a purported shareholder filed a verified shareholder derivative suit in the United States District Court for the District of Maryland, derivatively and on behalf of the Company, against certain officers and directors of the Board of Directors, asserting claims for breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, violations of Section 14(a) of the Exchange Act, and contribution under the Exchange Act, arising from substantially the same facts and events as alleged in the above-mentioned Securities Class Action. The complaint seeks unspecified damages, costs and expenses, as well as other relief. On March 17, 2025, another purported shareholder filed a substantially similar verified shareholder derivative complaint, and the derivative actions were consolidated as *In re Arbor Realty Trust, Inc. Stockholder Derivative Litigation, No. 1:25-cv-00639*. On April 28, 2025, the Court entered a joint stipulation and order to stay the action pending resolution of the motion to dismiss in the Securities Class Action. The consolidated case is in the early stages.

On April 18, 2025, another purported shareholder filed a substantially similar verified shareholder derivative complaint in the District Court for the Eastern District of New York. On May 20, 2025, the Court entered a joint stipulation and order to stay the action pending resolution of the motion to dismiss in the Securities Class Action. This case is also in the early stages.

On July 18, 2025, a purported shareholder filed a verified shareholder derivative complaint in the Circuit Court for Baltimore City, Maryland, derivatively and on behalf of the Company, against certain officers and directors of the Board of Directors, asserting demand refusal and a claim for breach of fiduciary duty. On September 15, 2025, the Court entered a joint stipulation and order to stay the action pending resolution of the motion to dismiss in the Securities Class Action. This case is also in the early stages.

On July 29, 2025, two purported shareholders filed a verified shareholder derivative complaint in the United States District Court for the Eastern District of New York, derivatively and on behalf of the Company, against certain officers and directors of the Board of Directors, asserting demand refusal and claims for violation of Section 14(a) of the Exchange Act, breach of fiduciary duty and unjust enrichment. On October 23, 2025, the Court granted a joint motion to change venue and transferred the action to the United States District Court for the District of Maryland. This case is also in the early stages.

On August 5, 2025, a purported shareholder filed a verified shareholder derivative complaint in the United States District Court for the Eastern District of New York, derivatively and on behalf of the Company, against certain officers and directors of the Board of

Directors, asserting demand futility and claims for violation of Section 14(a) of the Exchange Act, breach of fiduciary duty, and unjust enrichment. On September 10, 2025, the Court entered a joint stipulation and order to stay the action pending resolution of the motion to dismiss in the Securities Class Action. This case is also in the early stages.

We believe that the allegations in these lawsuits are without merit, and we intend to vigorously defend against the claims. At this time, we are unable to determine whether an unfavorable outcome is probable or to estimate reasonably possible losses.

Due to Borrowers. Due to borrowers represents borrowers' funds held by us to fund certain expenditures or to be released at our discretion upon the occurrence of certain pre-specified events, and to serve as additional collateral for borrowers' loans. While retained, these balances earn interest in accordance with the specific loan terms they are associated with.

Note 16 — Variable Interest Entities

Our involvement with VIEs primarily affects our financial performance and cash flows through amounts recorded in interest income, interest expense, provision for loan losses and through activity associated with our derivative instruments.

Consolidated VIEs. We have determined that our operating partnership, ARLP, and our CLO and Q Series securitization entities ("Securitization Entities") are VIEs, which we consolidate.

Our Securitization Entities invest in real estate and real estate-related securities and are financed by the issuance of debt securities. We believe we hold the power necessary to direct the most significant economic activities of those entities. We also have exposure to losses to the extent of our equity interests, and rights to waterfall payments in excess of required payments to bond investors. As a result of consolidation, equity interests have been eliminated, and the consolidated balance sheets reflect both the assets held and debt issued to third parties by the Securitization Entities, prior to the unwind. Our operating results and cash flows include the gross asset and liability amounts related to the Securitization Entities as opposed to our net economic interests in those entities.

The assets and liabilities related to these consolidated Securitization Entities are as follows ($ in thousands):

	December 31, 2025	December 31, 2024
Assets:		
Restricted cash	$ 35,258	$ 131,381
Loans and investments, net	4,557,631	5,898,102
Other assets	69,132	95,442
Total assets	$ 4,662,021	$ 6,124,925
Liabilities:		
Securitized debt	$ 3,468,258	$ 4,622,489
Other liabilities	9,590	15,255
Total liabilities	$ 3,477,848	$ 4,637,744

Assets held by the Securitization Entities are restricted and can only be used to settle obligations of those entities. The liabilities of the Securitization Entities are non-recourse to us and can only be satisfied from each respective asset pool. See Note 11 for details. We are not obligated to provide, have not provided, and do not intend to provide financial support to any of the Securitization Entities.

Unconsolidated VIEs. We determined that we are not the primary beneficiary of 64 VIEs in which we have a variable interest at December 31, 2025 because we do not have the ability to direct the activities of the VIEs that most significantly impact each entity's economic performance.

A summary of our variable interests in identified VIEs, of which we are not the primary beneficiary, at December 31, 2025 is as follows ($ in thousands):

Type	Carrying Amount (1)
Loans	$ 1,469,312
APL certificates	142,346
Equity investments	32,433
B Piece bonds	30,754
Agency interest only strips	21
Total	$ 1,674,866

_____
(1) Represents the carrying amount of loans and investments before reserves. At December 31, 2025, $91.0 million of loans to VIEs had corresponding specific loan loss reserves of $7.8 million. The maximum loss exposure at December 31, 2025 would not exceed the carrying amount of our investment.

These unconsolidated VIEs have exposure to real estate debt of approximately $4.82 billion at December 31, 2025.

Note 17 — Equity

Preferred Stock. The Series D, Series E and Series F preferred stock are not redeemable by us prior to June 2, 2026, August 11, 2026 and October 12, 2026, respectively. Holders of the Series F preferred stock are entitled to receive cumulative dividends at a fixed rate equal to 6.25% from the date of issuance through October 29, 2026 and at a floating rate equal to a benchmark rate (which is expected to be the three-month term SOFR) plus a spread of 5.442% per annum beginning October 30, 2026; provided that in no event should the rate be lower than 6.125%.

Common Stock. We have an equity distribution agreement with Citizens JMP Securities LLC ("JMP"). In accordance with the terms of the agreement, we may offer and sell up to 30,000,000 shares of our common stock in "At-The-Market" equity offerings through JMP by means of ordinary brokers' transactions or otherwise at market prices prevailing at the time of sale, or at negotiated prices. During 2025, we sold 5,898,957 shares of our common stock at an average price of $11.97 per share for net proceeds of $70.6 million. At December 31, 2025, we had 23,439,335 shares available under the agreement.

We have a share repurchase program providing for the repurchase of up to $150.0 million of our outstanding common stock. The repurchase of our common stock may be made from time to time in the open market, through privately negotiated transactions, or otherwise in compliance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act, based on our stock price, general market conditions, applicable legal requirements and other factors. The program may be discontinued or modified at any time. In 2024, we repurchased 935,739 shares of our common stock under the share repurchase program at a total cost of $11.4 million and an average cost of $12.19 per share. In December 2025, we repurchased 257,796 shares of our common stock under the share repurchase program at a total cost of $2.0 million and an average cost of $7.78 per share. At December 31, 2025, there was $136.6 million available for repurchase under this program. In January and February 2026, we repurchased an additional 2,444,860 shares of our common stock under this program at a total cost of $18.0 million and an average cost of $7.38 per share.

Noncontrolling Interest. Noncontrolling interest relates to the OP Units issued to satisfy a portion of the purchase price in connection with the acquisition of the agency platform of ACM in 2016. Each of these OP Units are paired with one share of our special voting preferred shares having a par value of $0.01 per share and is entitled to one vote each on any matter submitted for stockholder approval. The OP Units are entitled to receive distributions if and when our Board of Directors authorizes and declares common stock distributions.

The OP Units are also redeemable for cash, or at our option, for shares of our common stock on a one-for-one basis. At December 31, 2025, there were 16,169,858 OP Units outstanding, which represented 7.6% of the voting power of our outstanding stock.

Distributions. Dividends declared (on a per share basis) for the year ended December 31, 2025 are as follows:

Common Stock		Preferred Stock						
				Dividend				
Declaration Date	Dividend	Declaration Date		Series D		Series E		Series F
February 19, 2025	$ 0.43	March 28, 2025	$	0.3984375	$	0.390625	$	0.390625
April 30, 2025	$ 0.30	June 27, 2025	$	0.3984375	$	0.390625	$	0.390625
July 30, 2025	$ 0.30	September 29, 2025	$	0.3984375	$	0.390625	$	0.390625
October 29, 2025	$ 0.30	December 29, 2025	$	0.3984375	$	0.390625	$	0.390625

Common Stock – On February 24, 2026, the Board of Directors declared a cash dividend of $0.30 per share of common stock. The dividend is payable on March 24, 2026 to common stockholders of record as of the close of business on March 10, 2026.

For 2025, common stock and preferred stock dividends paid were determined to be approximately 45% non-qualified and 55% qualified dividends. For stockholders that may be required to report excess inclusion income to the Internal Revenue Service, we will not pass through any excess inclusion income to our stockholders for 2025. As a result, no portion of the 2025 dividends should be treated as excess inclusion income for federal income tax purposes. We have determined that 100% of the common stock and preferred stock dividends paid during 2024 and 2023 were determined to be non-qualified dividends representing ordinary income to our stockholders for income tax purposes.

Deferred Compensation. We have a stock incentive plan under which the Board of Directors has the authority to issue shares of stock to certain employees, officers and directors.

During 2025, we issued 715,452 shares of restricted common stock to certain employees and members of our Board of Directors under the Amended Omnibus Stock Incentive Plan with a total grant date fair value of $8.7 million, of which: (1) 239,741 shares with a grant date fair value of $3.0 million vested in 2025; (2) 226,036 shares with a grant date fair value of $2.7 million will vest in 2026; (3) 226,221 shares with a grant date fair value of $2.7 million will vest in 2027; and (4) 23,454 shares with a grant date fair value of $0.2 million will vest in 2028. We issued our chief executive officer 170,674 shares of restricted common stock with a grant date fair value of $2.1 million that vest in full in the first quarter of 2028. We also granted our chief executive officer up to 682,699 shares of performance-based restricted stock units ("RSUs") with a grant date fair value of $2.7 million that vest at the end of a four-year performance period based on the achievement of certain stockholder return objectives. In addition, we granted 47,725 fully vested RSUs with a grant date fair value of $0.6 million to certain members of our Board of Directors, who decided to defer the receipt of the common stock, into which the RSUs are converted, to a future date pursuant to a pre-established deferral election.

During 2025, we withheld 288,033 shares from the net settlement of restricted common stock by employees for payment of withholding taxes on shares that vested.

During 2024, we issued 828,073 shares of restricted common stock to our employees and members of our Board of Directors under the Amended Omnibus Stock Incentive Plan with a total grant date fair value of $10.9 million, of which: (1) 268,869 shares with a grant date fair value of $3.5 million were fully vested on the grant date; (2) 244,794 shares with a grant date fair value of $3.2 million vested in 2025; (3) 248,346 shares with a grant date fair value of $3.3 million will vest in 2026; (4) 31,314 shares with a grant date fair value of $0.5 million will vest in 2027; and (5) 34,750 shares with a grant date fair value of $0.5 million will vest in 2028. We issued our chief executive officer 309,775 shares of restricted common stock with a grant date fair value of $3.9 million that vest in full in the first quarter of 2027. We also issued 36,688 fully vested RSUs with a grant date fair value of $0.5 million to certain members of our Board of Directors, who decided to defer the receipt of the common stock, into which the RSUs are converted, to a future date pursuant to a pre-established deferral election.

During 2023, we issued 943,788 shares of restricted common stock to our employees and members of our Board of Directors under the 2020 Amended Omnibus Stock Incentive Plan with a total grant date fair value of $11.3 million, of which: (1) 299,710 shares with a grant date fair value of $3.6 million were fully vested on the grant date; (2) 277,751 shares with a grant date fair value of $3.4 million vested in 2024; (3) 253,479 shares with a grant date fair value of $3.0 million vested in 2025; (4) 78,126 shares with a grant date fair value of $0.9 million will vest in 2026; and (5) 34,722 shares with a grant date fair value of $0.4 million will vest in 2027. We issued 40,796 RSUs with a grant date fair value of $0.5 million to certain members of our Board of Directors and 247,275 RSUs with a grant date fair value of $2.9 million that vest in full in the first quarter of 2026 to our chief executive officer. The individuals decided to defer the receipt of the common stock, to which the RSUs are converted into, to a future date. The deferred awards have no voting rights and are eligible to receive dividend equivalents equal to the dividends on our common stock as, and when, declared by our Board of Directors.

In 2025, previously granted RSUs of 189,873 units to our chief executive officer vested, who decided to defer the receipt of the common stock, into which the RSUs are converted, to a future date pursuant to a pre-established deferral election. In 2024 and 2023, previously granted performance-based RSUs of 275,569 units and 352,427 units, respectively, to our chief executive officer fully vested based on achieving the performance objectives for the four-year periods ended December 31, 2023 and 2022, respectively. The 275,569 units vested in full and were not net settled. The 352,427 units vested in full and were net settled for 172,513 shares of common stock in 2023. In 2023, previously granted performance-based restricted stock of 313,152 shares to our chief executive officer vested, which were net settled for 153,287 shares of common stock. Further, 165,746 shares and 184,729 shares of restricted common stock granted to our chief executive officer in 2021 vested in 2024, of which the 165,746 shares were net settled for 81,132 shares of common stock and the 184,729 shares were not net settled.

During 2025, 2024 and 2023, we recorded total stock-based compensation expense of $12.9 million, $13.4 million and $14.2 million, respectively, to employee compensation and benefits and $0.9 million, $0.8 million and $0.7 million, respectively, to selling and administrative expense.

During 2025, a total of 986,737 shares of restricted stock and RSUs vested with a grant date fair value of $13.3 million.

At December 31, 2025 and 2024, there were 2,311,087 shares and 1,689,556 shares, respectively, of unvested restricted common stock with a grant date fair value of $28.6 million and $22.2 million, respectively.

At December 31, 2025, total unrecognized compensation cost related to unvested restricted common stock was $9.0 million, which is expected to be recognized ratably over the remaining weighted-average vesting period of 2.2 years.

Earnings Per Share. Basic EPS is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during each period inclusive of unvested restricted stock with full dividend participation rights. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding, plus the additional dilutive effect of common stock equivalents during each period. Our common stock equivalents include the weighted average dilutive effect of RSUs, OP Units and convertible senior unsecured notes.

A reconciliation of the numerator and denominator of our basic and diluted EPS computations is as follows ($ in thousands, except share and per share data):

	Year Ended December 31,					
	2025		2024		2023	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income attributable to common stockholders (1)	$ 107,427	$ 107,427	$ 223,272	$ 223,272	$ 330,065	$ 330,065
Net income attributable to noncontrolling interest (2)	—	9,033	—	19,278	—	29,122
Interest expense on convertible notes (3)	—	—	—	—	—	24,832
Net income attributable to common stockholders and noncontrolling interest	$ 107,427	$ 116,460	$ 223,272	$ 242,550	$ 330,065	$ 384,019
Weighted average shares outstanding	192,956,154	192,956,154	188,701,149	188,701,149	184,641,642	184,641,642
Dilutive effect of OP Units (2)	—	16,192,287	—	16,293,589	—	16,293,589
Dilutive effect of convertible notes (3)	—	—	—	—	—	17,294,392
Dilutive effect of RSUs (4)	—	584,890	—	531,872	—	613,990
Weighted average shares outstanding	192,956,154	209,733,331	188,701,149	205,526,610	184,641,642	218,843,613
Net income per common share (1)	$ 0.56	$ 0.56	$ 1.18	$ 1.18	$ 1.79	$ 1.75

_____

(1) Net of preferred stock dividends.

(2) We consider OP Units to be common stock equivalents as the holders have voting rights, the right to distributions and the right to redeem the OP Units for the cash value of a corresponding number of shares of common stock or a corresponding number of shares of common stock, at our election.

(3) The years ended December 31, 2025 and 2024 exclude interest expense of $14.2 million and $24.3 million, respectively, and potentially dilutive shares of 10,220,007 and 17,487,435, respectively, attributable to convertible debt since their effect would have been anti-dilutive.

(4) Our chief executive officer was granted RSUs, which vest at the end of a four-year performance period based upon our achievement of total stockholder return objectives.

Note 18 — Income Taxes

We are organized and conduct our operations to qualify as a REIT and to comply with the provisions of the Internal Revenue Code. A REIT is generally not subject to federal income tax on taxable income which it distributes to its stockholders; provided that it distributes at least 90% of its taxable income and meets certain other requirements. Certain REIT income may be subject to state and local income taxes. We did not have any REIT–federal taxable income, net of dividends paid and net operating loss deductions, for 2025, 2024 and 2023, and therefore, have not provided for REIT federal income tax expense, respectively. In 2025, 2024 and 2023, the REIT incurred no state income tax expense. We have elected to retain excess inclusion income rather than passing it through to our stockholders.

Certain of our assets and operations that would not otherwise comply with the REIT requirements, such as the Agency Business and our residential mortgage banking joint venture (sold in 2025), are owned or conducted through our taxable REIT subsidiaries (the "TRS Consolidated Group"), the majority of the income of which is subject to U.S. federal, state and local income taxes.

The TRS Consolidated Group had no federal net operating losses remaining from prior years. For 2025, 2024 and 2023, we recorded a provision for income taxes related to the assets held in the TRS Consolidated Group and the REIT in the amount of $18.8 million, $13.5 million and $27.3 million, respectively. In 2025 and 2024, there were no changes in valuation allowance. In 2023, the change in valuation allowance previously recorded at the TRS Consolidated Group on the deferred tax assets was released in the amount of $0.3 million.

A summary of our pre-tax GAAP income is as follows ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Pre-tax GAAP income:			
REIT	$ 110,382	$ 247,068	$ 320,045
TRS Consolidated Group	66,226	50,329	107,858
Total pre-tax GAAP income	$ 176,608	$ 297,397	$ 427,903

Our provision for income taxes is comprised as follows ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current tax provision:			
Federal	$ 10,799	$ 18,880	$ 26,269
State	4,207	6,211	8,427
Total	15,006	25,091	34,696
Deferred tax provision (benefit):			
Federal	$ 3,001	$ (8,795)	$ (5,272)
State	772	(2,818)	(1,783)
Valuation allowance	—	—	(294)
Total	3,773	(11,613)	(7,349)
Total income tax expense	$ 18,779	$ 13,478	$ 27,347

A reconciliation of our effective income tax rate as a percentage of pre-tax income to the U.S. federal statutory rate is as follows ($ in thousands):

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
U.S. federal statutory rate	$ 37,924	21.0 %	$ 62,453	21.0 %	$ 89,860	21.0 %
State and local income taxes, net of federal tax effect (1)	3,853	2.1 %	2,707	0.9 %	5,255	1.2 %
Changes in valuation allowances	—	—	—	—	(294)	(0.1)%
Nontaxable or nondeductible items:						
REIT non-taxable income	(24,017)	(13.3)%	(51,885)	(17.4)%	(67,212)	(15.7)%
Other	346	0.2 %	(10)	—	(351)	(0.1)%
Other adjustments	673	0.4 %	213	0.1 %	89	0.1 %
Effective income tax rate	$ 18,779	10.4 %	$ 13,478	4.6 %	$ 27,347	6.4 %

(1) State taxes in New York, Florida, New Jersey, Massachusetts and Georgia in 2023 and New York, Florida, New Jersey, Massachusetts and Connecticut in 2024 and New York, North Carolina, Florida, Maryland and Georgia in 2025 made up the majority (greater than 50%) of the tax effect in this category.

The significant components of our deferred tax assets and liabilities of our TRS Consolidated Group are as follows ($ in thousands):

| | December 31, | |
	2025	2024
Deferred tax assets:		
Expenses not currently deductible	$ 35,812	$ 33,189
Loan loss reserves	455	7,084
Net operating loss carryforwards	274	234
Other	531	396
Deferred tax assets, net	$ 37,072	$ 40,903
Deferred tax liabilities:		
Mortgage servicing rights	$ 24,878	$ 24,420
Intangibles	5,255	5,106
Interest in equity affiliates, net	904	1,568
Deferred tax liabilities, net	$ 31,037	$ 31,094

Income taxes paid (net of refund) is comprised as follows ($ in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Federal	$ 19,128	$ 19,300	$ 22,900
State	6,595	7,807	6,849
Total	$ 25,723	$ 27,107	$ 29,749

Jurisdictions with income taxes paid (net of refunds) exceeding 5% of total income taxes paid ($ in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
New York	$ 599	$ 1,991	$ 1,837

At both December 31, 2025 and 2024, the REIT (excluding the TRS Consolidated Group) had no federal net operating loss carryforwards and no capital loss carryforwards.

At both December 31, 2025 and 2024, the TRS Consolidated Group had no federal net operating loss carryforwards remaining.

At December 31, 2025 and 2024, the TRS Consolidated Group had state net operating loss carryforwards of approximately $0.3 million and $0.2 million, respectively, which will begin to expire in 2036.

The TRS Consolidated Group is currently under audit in certain state and local jurisdictions for tax years 2019 to 2023. While the impact of the current income tax examinations are undetermined, it is not expected to be material to our consolidated financial statements.

We have assessed our tax positions for all open years, which includes 2018 to 2025, and have concluded that there were no material uncertainties to be recognized. We have not recognized any interest and penalties related to tax uncertainties for the years ended 2018 through 2025.

Note 19 — Agreements and Transactions with Related Parties

Support Agreement and Employee Secondment Agreement. We have a support agreement and a secondment agreement with ACM and certain of its affiliates and certain affiliates of a relative of our chief executive officer ("Service Recipients") where we provide support services and seconded employees to the Service Recipients. The Service Recipients reimburse us for the costs of performing such services and the cost of the seconded employees. During 2025, 2024 and 2023, we incurred $4.0 million, $3.3 million and $3.2 million, respectively, of costs for services provided and employees seconded to the Service Recipients, all of which are reimbursable to us and included in due from related party on the consolidated balance sheets.

Other Related Party Transactions. Due from related party was $6.5 million and $12.8 million at December 31, 2025 and 2024, respectively, which consisted primarily of amounts due from our affiliated servicing operations related to real estate transactions closing at the end of 2025 and 2024 and amounts due from ACM for costs incurred in connection with the support and secondment agreements described above.

Due to related party was $0.5 million and $4.5 million at December 31, 2025 and 2024, respectively, and consisted of loan settlements, holdbacks and escrows to be remitted to our affiliated servicing operations related to real estate transactions.

Investments in equity affiliates, which represent related parties under GAAP, and their related disclosures, are included in Note 8.

In certain instances, our business requires our executives to utilize privately owned aircraft in furtherance of our business. We have an aircraft time-sharing agreement with an entity controlled by our chief executive officer that owns a private aircraft. Pursuant to the agreement, we reimburse the aircraft owner for the required costs under Federal Aviation Administration regulations for the flights our executives' take. During 2025, 2024 and 2023, we reimbursed the aircraft owner $1.3 million, $0.5 million and $0.8 million, respectively, for the flights taken by our executives pursuant the agreement.

In November 2025, we originated a $67.9 million bridge loan for the acquisition of a multifamily property purchased by a joint venture we formed with ACM, an entity owned by an immediate family member of our chief executive officer and a consortium of independent outside investors, we refer to as "Clarus Berkley," which was formed to purchase and operate the property. We contributed $1.5 million, for a 3.6% interest in the borrowing entity, while ACM and the entity owned by an immediate family member of our chief executive officer contributed a combined $1.8 million for a 4.3% interest in the borrowing entity. The loan has an interest rate of SOFR plus 2.50% with a SOFR floor of 2.50% and matures in November 2028. Interest income recorded from the loan was $0.5 million for 2025. See Note 8 for further details.

In November 2025, we committed to fund a $44.8 million bridge loan (none was funded at December 31, 2025) in an SFR BTR construction project. An entity owned by an immediate family member of our chief executive officer also made an equity investment in the project, representing less than 1.0% of the total equity invested. The loan has an interest rate of SOFR plus 4.25% with a SOFR floor of 3.50% and matures in November 2028, with a one-year extension option.

In October 2025, we committed to fund a $50.5 million bridge loan (none was funded at December 31, 2025) in an SFR BTR construction project. ACM and an entity owned by an immediate family member of our chief executive officer also made equity investments in the project, representing in the aggregate 4.6% of the total equity invested. The loan has an interest rate of SOFR plus 4.25% with a SOFR floor of 3.50% and matures in October 2028, with a one-year extension option.

In August 2025, we originated a $4.0 million bridge loan for the acquisition of a condominium complex, of which one of our directors is the co-chief executive officer and president of an entity that is an indirect owner of the borrower. The loan has an interest rate of SOFR plus 3.25% with a SOFR floor of 4.32% and matures in August 2026. Interest income recorded from this bridge loan was $0.1 million for 2025.

In May 2025, we refinanced a $32.5 million bridge loan with a new $43.0 million bridge loan for an SFR BTR construction project that matures in May 2026. In 2020, we also made a $3.5 million preferred equity investment in the same project, of which $1.2 million was paid off in May 2025. An entity owned by an immediate family member of our chief executive officer also made an equity investment in the project and owned a 21.8% equity interest in the borrowing entity that increased to 26.6% in connection with the refinancing. The interest rate on the old loan was SOFR plus 3.75% with a SOFR floor of 0.75% and the interest rate on the new loan is SOFR plus 3.00% with a SOFR floor of 3.25%. The preferred equity investment has a 12.00% fixed rate and was scheduled to mature in May 2025, which was extended to May 2026. In connection with the extension, the borrower paid deferred interest of $1.9 million. Interest income recorded from these loans was $3.7 million, $4.2 million and $2.8 million for 2025, 2024 and 2023, respectively.

In May 2025, we refinanced a $30.5 million bridge loan with a new $36.2 million bridge loan, for an SFR BTR construction project. In 2020, we also made a $4.6 million preferred equity investment in the same project. ACM and an entity owned by an immediate family member of our chief executive officer also made equity investments in the project and owned a combined 18.9% equity interest in the borrowing entity that increased to 33.7% in connection with the refinancing. The interest rate on the old loan was SOFR plus 4.25% with a SOFR floor of 1.00% and the interest rate on the new loan is SOFR plus 3.00% with a SOFR floor of 3.25%. The new loan was scheduled to mature in November 2025, which was extended to May 2026. The preferred equity investment has a 12.00% fixed rate and was scheduled to mature in November 2025, which was extended to May 2026. In connection with the extension, the borrower paid deferred interest of $1.3 million. Interest income recorded from the loans was $3.5 million, $4.4 million and $3.6 million for 2025, 2024 and 2023, respectively.

In May 2025, we refinanced a $56.9 million bridge loan with a new $58.4 million bridge loan for an SFR BTR construction project. Two of our officers made minority equity investments totaling $0.5 million, representing approximately 4% of the total equity invested in the project. Interest on the new loan decreased from SOFR plus 5.50% with a SOFR floor of 3.25% to SOFR plus 2.75% with a SOFR floor of 3.50% and matures in May 2027. Interest income recorded from the loans was $4.8 million, $3.2 million and $0.4 million for 2025, 2024 and 2023, respectively.

In February 2025, we refinanced a $46.2 million bridge loan we purchased from ACM in 2022 with a new $52.6 million bridge loan ($26.3 million was funded at December 31, 2025) for an SFR BTR construction project. A consortium of investors (which includes, among other unaffiliated investors, certain of our officers with a minority ownership interest) owns 70% of the borrowing entity and an entity indirectly owned and controlled by an immediate family member of our chief executive officer owns 10% of the borrowing entity. Interest on the new loan decreased from SOFR plus 5.50% to SOFR plus 4.75% and matures in February 2027. Interest income recorded from the loans was $1.6 million, $0.7 million and $0.2 million for 2025, 2024 and 2023, respectively.

In 2024, we committed to fund a $62.4 million bridge loan ($24.0 million was funded at December 31, 2025) in an SFR BTR construction project. An entity owned by an immediate family member of our chief executive officer also made an equity investment in the project and owns a 3.34% equity interest in the borrowing entity. The loan has an interest rate of SOFR plus 4.25% with a SOFR floor of 3.50% and matures in July 2027. Interest income recorded from this loan was $1.2 million and $0.1 million for 2025 and 2024, respectively.

In 2024, we committed to fund a $42.5 million bridge loan ($26.4 million was funded at December 31, 2025) in an SFR BTR construction project. An entity owned by an immediate family member of our chief executive officer also made an equity investment in the project and owns a 2.28% equity interest in the borrowing entity. The loan has an interest rate of SOFR plus 4.25% with a SOFR floor of 3.50% and matures in May 2027. Interest income recorded from this loan was $1.4 million and $0.2 million for 2025 and 2024, respectively.

In 2022, we committed to fund a $67.1 million bridge loan ($52.9 million was funded at December 31, 2025) in an SFR BTR construction project. An entity owned by an immediate family member of our chief executive officer also made an equity investment in the project and owns a 2.25% equity interest in the borrowing entity. The loan has an interest rate of SOFR plus 4.63% with a SOFR floor of 0.25% and was scheduled to mature in May 2025, which was extended to May 2026. Interest income recorded from this loan was $4.4 million, $1.6 million and $0.2 million for 2025, 2024 and 2023, respectively.

In 2022, we committed to fund a $39.4 million bridge loan ($39.0 million was funded at December 31, 2025) in an SFR BTR construction project. An entity owned by an immediate family member of our chief executive officer also made an equity investment in the project and owns a 2.25% equity interest in the borrowing entity. The loan has an interest rate of SOFR plus 4.00% with a SOFR floor of 0.25% and was scheduled to mature in March 2025, which was extended to March 2026. Interest income recorded from this loan was $3.2 million, $1.9 million and $0.4 million for 2025, 2024 and 2023, respectively.

In 2021, we invested $4.2 million for 49.3% interest in a limited liability company ("LLC") which purchased a retail property for $32.5 million and assumed an existing $26.0 million CMBS loan. A portion of the property can potentially be converted to office space, of which we obtain the right to occupy, in part. An entity owned by an immediate family member of our chief executive officer also made an investment in the LLC for a 10% ownership, is the managing member and holds the right to purchase our interest in the LLC.

In 2020, we originated a $14.8 million Private Label loan and a $3.4 million mezzanine loan on two multifamily properties owned in part by a consortium of investors (which includes, among other unaffiliated investors, certain of our officers and our chief executive officer) which owns a 50% interest in the borrowing entity. In 2020, we sold the Private Label loan to an unconsolidated affiliate of ours. The mezzanine loan has a fixed interest rate of 9.00% and matures in April 2030. Interest income recorded from the mezzanine loan was $0.3 million for all periods presented.

In 2019, we, along with ACM, certain executives of ours and a consortium of independent outside investors, formed AMAC III, a multifamily-focused commercial real estate investment fund sponsored and managed by our chief executive officer and one of his immediate family members. We committed to a $30.0 million investment for an 18% interest in AMAC III. In 2019, AMAC III originated a $7.0 million mezzanine loan to a borrower with which we had an outstanding $34.0 million bridge loan. In 2020, for full satisfaction of the mezzanine loan, AMAC III became the owner of the property. Also in 2020, the $34.0 million bridge loan was refinanced with a $35.4 million bridge loan, which has an interest rate of SOFR plus 3.50%, and was scheduled to mature in February 2025. In February 2025, we modified this loan to extend the maturity to February 2028 in exchange for a $2.0 million paydown that was made in the first quarter of 2025. In September 2025, the loan was modified to extend the maturity to July 2028, adjust the interest rate to SOFR plus 1.00% with an all-in floor of 6.50%, and include a fixed pay rate of 1.00%, effective June 1, 2025, with the remaining balance deferred. Interest income recorded from the bridge loan was $1.3 million, $3.1 million and $3.1 million for 2025, 2024 and 2023, respectively. See Note 8 for further details.

In 2019, we converted an existing bridge loan into a $2.0 million mezzanine loan with a fixed interest rate of 10.00%. The underlying multifamily property is owned in part by a consortium of investors (which includes, among other unaffiliated investors, certain of our officers and our chief executive officer) which owns interests ranging from 10.5% to 12.0% in the borrowing entities. The loan was scheduled to mature in May 2025, which was extended to February 2029. Interest income recorded from this loan was $0.2 million for all period presented.

In 2018, we originated a $21.7 million bridge loan on a multifamily property owned in part by a consortium of investors (which includes, among other unaffiliated investors, certain of our officers and our chief executive officer) which owns 75% in the borrowing entity. The loan has an interest rate of SOFR plus 4.75% with a SOFR floor of 0.25%, and was scheduled to mature in February 2025, which was modified to extend the maturity to February 2027 in exchange for $3.0 million of additional collateral and a $2.5 million paydown to be made in February 2026. In 2024, we recorded a $5.5 million specific reserve on this loan. In September 2025, this loan paid off and we fully reversed the specific reserve recorded. Interest income recorded from this bridge loan was $1.6 million, $2.2 million and $2.2 million for 2025, 2024 and 2023, respectively.

In 2017, we originated a $46.9 million Fannie Mae loan on a multifamily property owned in part by a consortium of investors (which includes, among other unaffiliated investors, certain of our officers) which owns a 17.6% interest in the borrowing entity. We carry a maximum loss-sharing obligation with Fannie Mae on this loan of up to 5% of the original UPB. Servicing revenue recorded from this loan was less than $0.1 million for all periods presented.

In 2015, we invested $9.6 million for 50% of ACM's indirect interest in a joint venture with a third party that was formed to invest in a residential mortgage banking business. In April 2025, Wakefield entered into an agreement to sell its interest in the residential mortgage banking business for $117.3 million. Based on the terms of this agreement, $22.0 million was allocated to us, which is equivalent to the carrying value of our investment, and therefore, we did not record a gain or loss on the transaction. The transaction closed once the entire sales price was paid, which was due in installments as follows: $15.0 million on or before April 1, 2025; $15.0 million on or before April 30, 2025; and the remaining $87.3 million on or before December 15, 2025. The first two installments were made in April, for which we received $5.6 million as our allocable share, and the final installment was made July 2025, for which we received $16.4 million as our allocable share. See Note 8 for further details.

We, along with an executive officer of ours and a consortium of independent outside investors, hold equity investments in a portfolio of multifamily properties referred to as the "Lexford" portfolio, which is managed by an entity owned primarily by a consortium of affiliated investors, including our chief executive officer and an executive officer of ours. Based on the terms of the management contract, the management company is entitled to 4.75% of gross revenues of the underlying properties, along with the potential to share in the proceeds of a sale or restructuring of the debt. In 2018, the owners of Lexford restructured part of its debt and we originated 12 bridge loans totaling $280.5 million, which were used to repay in full certain existing mortgage debt and to renovate 72 multifamily properties included in the portfolio. The loans were originated in 2018, had interest rates of LIBOR plus 4.00% and were scheduled to mature in June 2021. During 2019, the borrower made payoffs and partial paydowns of principal totaling $250.0 million and in 2020, the remaining balance of the loans were refinanced with a $34.6 million Private Label loan, which has a fixed interest rate of 3.30% and matures in March 2030. In 2020, we sold the Private Label loan to an unconsolidated affiliate of ours. Further, as part of this 2018 restructuring, $50.0 million in unsecured financing was provided by an unsecured lender to certain parent entities of the property owners. ACM owns slightly less than half of the unsecured lender entity and, therefore, provided slightly less than half of the unsecured lender financing. Separate from the loans we originated in 2018, we provide limited ("bad boy") guarantees for certain other debt controlled by Lexford. The bad boy guarantees may become a liability for us upon standard "bad" acts such as fraud or a material misrepresentation by Lexford or us. At December 31, 2025, this debt had an aggregate outstanding balance of approximately $300.0 million and is scheduled to mature through 2029. See Note 8 for further details.

Several of our executives, including our chief financial officer, senior counsel and our chairman, chief executive officer and president, hold similar positions for ACM. Our chief executive officer and his affiliated entities ("the Kaufman Entities") together beneficially own approximately 35% of the outstanding membership interests of ACM and certain of our employees and directors also hold an ownership interest in ACM. Furthermore, one of our directors serves as the trustee and co-trustee of two of the Kaufman Entities that hold membership interests in ACM. At December 31, 2025, ACM holds 2,535,870 shares of our common stock and 10,483,930 OP Units, which represents 6.2% of the voting power of our outstanding stock. Our Board of Directors approved a resolution under our charter allowing our chief executive officer and ACM, (which our chief executive officer has a controlling equity interest in), to own more than the 5% ownership interest limit of our common stock as stated in our amended charter.

Note 20 — Employee Benefits

401(k). We have a 401(k) defined contribution plan (the "401(k) Plan") which is available to all employees who have completed six months of continuous service. The 401(k) Plan matches 25% of the first 6% of each employee's contribution. We have the option to increase the employer match based on our operating results. In 2025, 2024 and 2023, we recorded $1.0 million, $1.3 million and $1.2 million, respectively, of expenses associated with the 401(k) Plan, which is included in employee compensation and benefits in our consolidated statements of income.

Deferred Compensation. We have a non-qualified deferred compensation plan (the "Deferred Comp Plan") which is offered to certain full-time employees and is subject to the rules of section 409A of the Internal Revenue Code. The Deferred Comp Plan can be modified or discontinued at any time. All eligible participating employees may defer a portion of their compensation and, depending on the participant eligibility requirements met, we are contractually obligated to: (1) match the contribution, as specified in the Deferred Comp Plan, and fund such amounts upon vesting and an election by participants to redeem their interests; and/or (2) supply additional life insurance benefits. All employee deferrals vest immediately and the matching contributions, where applicable, vest over a nine-year period beginning after year five. For 2025, 2024 and 2023, there were $2.7 million, $2.8 million and $3.1 million, respectively, of employee deferrals. At December 31, 2025 and 2024, we had recorded liabilities totaling $52.9 million and $45.9 million, respectively, and assets of $44.5 million and $38.3 million, respectively, related to the Deferred Comp Plan, which is included in other liabilities and other assets, respectively, in our consolidated balance sheets.

Note 21 — Segment Information

As described in Note 1, we operate through two business segments – our Structured Business and our Agency Business. The summarized statements of income and balance sheet data, as well as certain other data, by segment are included in the following tables ($ in thousands). Specifically identifiable costs are recorded directly to each business segment. For items not specifically identifiable, costs have been allocated between the business segments using the most meaningful allocation methodologies, which was predominately direct labor costs (i.e., time spent working on each business segment). Such costs include, but are not limited to, compensation and employee related costs, selling and administrative expenses and stock-based compensation. Intersegment revenue and expenses have been eliminated in the computation of total revenue and operating income.

Our chief operating decision maker ("CODM") is Ivan Kaufman, our Chief Executive Officer. The CODM uses both net interest income and net income for each segment predominantly in the annual budget and forecasting process. The CODM considers both budget and actual results on a quarterly basis for both profit measures when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses segment net interest income and net income to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees.

| | Year Ended December 31, 2025 | | | |
	Structured Business	Agency Business	Other (1)	Consolidated
Interest income	$ 890,933	$ 49,075	$ —	$ 940,008
Interest expense	676,641	25,195	—	701,836
Net interest income	214,292	23,880	—	238,172
Other revenue:				
Gain on sales, including fee-based services, net	—	70,669	—	70,669
Mortgage servicing rights	—	54,532	—	54,532
Servicing revenue	—	181,129	—	181,129
Amortization of MSRs	—	(71,512)	—	(71,512)
Property operating income	21,347	—	—	21,347
Gain on derivative instruments, net	—	1,259	—	1,259
Other income, net	10,537	4,264	—	14,801
Total other revenue	31,884	240,341	—	272,225
Other expenses:				
Employee compensation and benefits	65,897	87,055	—	152,952
Commissions	—	21,193	—	21,193
Selling and administrative	30,368	29,437	—	59,805
Property operating expenses	27,980	—	—	27,980
Depreciation and amortization	21,648	1,566	—	23,214
Impairment loss on real estate owned	20,500	—	—	20,500
Provision for loss sharing, net	—	24,259	—	24,259
Provision for loan losses, net	36,259	6,437	—	42,696
Total other expenses	202,652	169,947	—	372,599
Income before extinguishment on debt, loss on real estate, income from equity affiliates and income taxes	43,524	94,274	—	137,798
Loss on extinguishment of debt	(2,919)	—	—	(2,919)
Loss on real estate	(9,151)	—	—	(9,151)
Income from equity affiliates	50,880	—	—	50,880
Provision for income taxes	(1,634)	(17,145)	—	(18,779)
Net income	80,700	77,129	—	157,829
Preferred stock dividends	41,369	—	—	41,369
Net income attributable to noncontrolling interest	—	—	9,033	9,033
Net income attributable to common stockholders	$ 39,331	$ 77,129	$ (9,033)	$ 107,427

	Year Ended December 31, 2024			
	Structured Business	Agency Business	Other (1)	Consolidated
Interest income	$ 1,112,763	$ 55,109	$ —	$ 1,167,872
Interest expense	781,668	22,947	—	804,615
Net interest income	331,095	32,162	—	363,257
Other revenue:				
Gain on sales, including fee-based services, net	—	74,932	—	74,932
Mortgage servicing rights	—	51,272	—	51,272
Servicing revenue	—	194,318	—	194,318
Amortization of MSRs	—	(68,422)	—	(68,422)
Property operating income	7,226	—	—	7,226
Loss on derivative instruments, net	—	(8,543)	—	(8,543)
Other income, net	7,255	828	—	8,083
Total other revenue	14,481	244,385	—	258,866
Other expenses:				
Employee compensation and benefits	67,187	87,728	—	154,915
Commissions	—	26,779	—	26,779
Selling and administrative	26,922	28,009	—	54,931
Property operating expenses	7,394	—	—	7,394
Depreciation and amortization	6,296	3,259	—	9,555
Provision for loss sharing, net	—	11,782	—	11,782
Provision for credit losses, net	63,953	4,590	—	68,543
Total other expenses	171,752	162,147	—	333,899
Income before extinguishment of debt, gain on real estate, income from equity affiliates and income taxes	173,824	114,400	—	288,224
Loss on extinguishment of debt	(412)	—	—	(412)
Gain of real estate	3,813	—	—	3,813
Income from equity affiliates	5,772	—	—	5,772
Benefit from (provision for) income taxes	3,590	(17,068)	—	(13,478)
Net income	186,587	97,332	—	283,919
Preferred stock dividends	41,369	—	—	41,369
Net income attributable to noncontrolling interest	—	—	19,278	19,278
Net income attributable to common stockholders	$ 145,218	$ 97,332	$ (19,278)	$ 223,272

	Year Ended December 31, 2023			
	Structured Business	Agency Business	Other (1)	Consolidated
Interest income	$ 1,279,433	$ 51,786	$ —	$ 1,331,219
Interest expense	880,602	22,626	—	903,228
Net interest income	398,831	29,160	—	427,991
Other revenue:				
Gain on sales, including fee-based services, net	—	72,522	—	72,522
Mortgage servicing rights	—	69,912	—	69,912
Servicing revenue	—	193,542	—	193,542
Amortization of MSRs	—	(63,093)	—	(63,093)
Property operating income	5,708	—	—	5,708
Gain on derivative instruments, net	—	6,763	—	6,763
Other income, net	4,868	2,799	—	7,667
Total other revenue	10,576	282,445	—	293,021
Other expenses:				
Employee compensation and benefits	53,507	87,760	—	141,267
Commissions	—	18,521	—	18,521
Selling and administrative	23,234	28,026	—	51,260
Property operating expenses	5,897	—	—	5,897
Depreciation and amortization	5,052	4,691	—	9,743
Provision for loss sharing, net	—	15,695	—	15,695
Provision for credit losses, net	70,344	3,102	—	73,446
Total other expenses	158,034	157,795	—	315,829
Income before extinguishment of debt, income from equity affiliates and income taxes	251,373	153,810	—	405,183
Loss on extinguishment of debt	(1,561)	—	—	(1,561)
Income from equity affiliates	24,281	—	—	24,281
Benefit from (provision for) income taxes	803	(28,150)	—	(27,347)
Net income	274,896	125,660	—	400,556
Preferred stock dividends	41,369	—	—	41,369
Net income attributable to noncontrolling interest	—	—	29,122	29,122
Net income attributable to common stockholders	$ 233,527	$ 125,660	$ (29,122)	$ 330,065

_____
(1) Includes income allocated to the noncontrolling interest holders not allocated to the two reportable segments.

	December 31, 2025		
	Structured Business	Agency Business	Consolidated
Assets:			
Cash and cash equivalents	$ 124,141	$ 358,734	$ 482,875
Restricted cash	35,258	32,089	67,347
Loans and investments, net	11,934,248	—	11,934,248
Loans held-for-sale, net	—	409,081	409,081
Capitalized mortgage servicing rights, net	—	340,842	340,842
Securities held-to-maturity, net	—	156,087	156,087
Investments in equity affiliates	57,966	—	57,966
Real estate owned, net	498,938	—	498,938
Goodwill and other intangible assets	12,500	74,053	86,553
Other assets and due from related party	382,735	78,231	460,966
Total assets	$ 13,045,786	$ 1,449,117	$ 14,494,903
Liabilities:			
Debt obligations	$ 10,625,053	$ 390,396	$ 11,015,449
Allowance for loss-sharing obligations	—	97,579	97,579
Other liabilities and due to related parties	241,873	72,849	314,722
Total liabilities	$ 10,866,926	$ 560,824	$ 11,427,750

	December 31, 2024		
Assets:			
Cash and cash equivalents	$ 58,188	$ 445,615	$ 503,803
Restricted cash	134,320	22,056	156,376
Loans and investments, net	11,033,997	—	11,033,997
Loans held-for-sale, net	—	435,759	435,759
Capitalized mortgage servicing rights, net	—	368,678	368,678
Securities held-to-maturity, net	—	157,154	157,154
Investments in equity affiliates	76,312	—	76,312
Real estate owned, net	176,543	—	176,543
Goodwill and other intangible assets	12,500	75,619	88,119
Other assets and due from related party	415,310	78,930	494,240
Total assets	$ 11,907,170	$ 1,583,811	$ 13,490,981
Liabilities:			
Debt obligations	$ 9,500,901	$ 422,661	$ 9,923,562
Allowance for loss-sharing obligations	—	83,150	83,150
Other liabilities and due to related parties	244,948	87,351	332,299
Total liabilities	$ 9,745,849	$ 593,162	$ 10,339,011

	Year Ended December 31,		
	2025	2024	2023
Origination Data:			
Structured Business			
Bridge:			
SFR	$ 1,947,107	$ 869,141	$ 524,060
Multifamily	1,183,945	444,635	415,330
Land	—	10,350	—
	3,131,052	1,324,126	939,390
Construction - Multifamily	242,844	4,368	—
Mezzanine / Preferred Equity	149,642	97,305	43,953
Total New Loan Originations	$ 3,523,538	$ 1,425,799	$ 983,343
Number of Loans Originated	98	170	150
Commitments:			
SFR	$ 665,834	$ 1,438,841	$ 1,150,687
Construction - Multifamily	470,500	101,000	—
Total Commitments	$ 1,136,334	$ 1,539,841	$ 1,150,687
Loan Runoff	$ 2,213,378	$ 2,691,583	$ 3,354,055
Agency Business			
Origination Volumes by Investor:			
Fannie Mae	$ 2,982,659	$ 2,374,040	$ 3,773,532
Freddie Mac	1,924,773	1,770,976	756,827
FHA	78,145	146,507	257,199
Private Label	44,925	151,936	299,934
SFR - Fixed Rate	43,762	27,314	19,328
Total New Loan Originations	$ 5,074,264	$ 4,470,773	$ 5,106,820
Total Loan Commitment Volume	$ 5,103,885	$ 4,443,972	$ 5,207,148
Agency Business Loan Sales Data:			
Fannie Mae	$ 2,850,697	$ 2,680,018	$ 3,469,340
Freddie Mac	2,081,749	1,662,010	715,530
FHA	128,282	116,058	240,079
SFR - Fixed Rate	43,762	27,314	22,931
Private Label	—	124,286	441,319
Total Loan Sales	$ 5,104,490	$ 4,609,686	$ 4,889,199
Sales Margin (fee-based services as a % of loan sales)	1.38%	1.63%	1.48%
MSR Rate (MSR income as a % of loan commitments)	1.07%	1.15%	1.34%

Key Servicing Metrics for Agency Business:		December 31, 2025		
		Servicing Portfolio UPB	Wtd. Avg. Servicing Fee Rate (basis points)	Wtd. Avg. Life of Portfolio (years)
Fannie Mae	$	24,085,960	44.7	5.5
Freddie Mac		7,455,088	18.3	5.9
Private Label		2,558,048	18.7	4.5
FHA		1,549,483	13.9	19.1
Bridge		277,738	10.4	2.2
SFR - Fixed Rate		277,490	20.0	4.0
Total	$	36,203,807	35.6	6.1
		December 31, 2024		
Fannie Mae	$	22,730,056	46.4	6.4
Freddie Mac		6,077,020	21.5	6.8
Private Label		2,605,980	18.7	5.5
FHA		1,506,948	14.1	19.2
Bridge		278,494	10.4	3.0
SFR - Fixed Rate		271,859	20.1	4.4
Total	$	33,470,357	37.8	6.9

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
SCHEDULE IV — LOANS AND OTHER LENDING INVESTMENTS
($ in thousands)

Type	Location	Periodic Payment Terms (1)	Maturity Date (2)	Interest Pay Rate Index (3)	Prior Liens	Face Amount (4)	Carrying Amount (5)	Carrying Amount Subject to Delinquent Interest
Bridge Loans:								
Bridge loans less than 3% of carrying amount of total loans (6):								
Multifamily	Various	IO / PI	2026 - 2031	SOFR+ -1.35% to 5.75%	$ —	$ 8,143,114	$ 8,029,392	$ 470,439
				SOFR Floor 0.10% to 5.33%				
				Fixed 0.00% to 11.00%				
Single-Family Rental	Various	IO / PI	2026 - 2028	SOFR+ 1.70% to 6.20%	—	3,184,910	3,157,927	—
				SOFR Floor 0.10% to 5.36%				
Office	NY	IO / PI	2028	Fixed 1.00%	—	33,410	33,159	—
Retail	CT	IO / PI	2026	SOFR+ 5.50%	—	10,324	10,324	—
				SOFR Floor 1.00%				
Total Bridge Loans					—	11,371,758	11,230,802	470,439
Mezzanine Loans:								
Mezzanine loans less than 3% of carrying amount of total loans (6):								
Multifamily	Various	IO / PI	2026 - 2034	Fixed 0.00% to 14.00%	1,941,429	283,581	264,622	—
Retail	Various	IO / PI	2026	SOFR+ 5.50%	—	6,631	3,727	531
				SOFR Floor 1.00%				
				Fixed 12.00%				
Total Mezzanine Loans					1,941,429	290,212	268,349	531
Preferred Equity Investments:								
Preferred equity investments less than 3% of carrying amount of total loans (6):								
Multifamily	Various	IO	2026 - 2033	Fixed 0.00% to 16.00%	1,162,113	198,127	189,066	—
Land	TX	IO / PI	2026	Fixed 0.00%	—	2,291	1,915	—
Commercial	NY	IO	2026	Fixed 6.00%	29,792	1,700	—	1,700
Total Preferred Equity Investments					1,191,905	202,118	190,981	1,700
Other Loans:								
Other loans less than 3% of carrying amount of total loans (6):								
Construction - Multifamily	Various	IO	2026 - 2030	SOFR+ 4.25% to 5.75%	—	249,019	244,116	—
				SOFR Floor 3.50% to 4.00%				
Total Other Loans					—	249,019	244,116	—
Total Loans					$ 3,133,334	$ 12,113,107	$ 11,934,248	$ 472,670

(1) IO = Interest Only, PI = Principal and Interest.
(2) Maturity date does not include possible extensions.
(3) References to SOFR are to one-month SOFR unless specifically stated otherwise.
(4) During 2025, $5.14 billion of loans were extended.
(5) The federal income tax basis is approximately $12.11 billion.
(6) Individual loans each have a carrying value less than 3% of total loans.

The following table reconciles our loans and investments carrying amounts for the periods indicated ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of year	$ 11,033,997	$ 12,377,806	$ 14,254,674
Additions during period:			
New loan originations	3,523,538	1,425,799	983,343
Funding of unfunded loan commitments (1)	1,341,948	627,790	835,484
Accretion of unearned revenue	22,418	33,501	41,125
Reversals/recoveries of reserves	406	12,959	4,776
Loan charge-offs	128,337	15,709	—
Deductions during period:			
Loan payoffs and paydowns	(2,213,378)	(2,691,583)	(3,354,055)
Unfunded loan commitments (1)	(1,112,444)	(564,777)	(260,789)
Unearned revenue and costs	(23,314)	(19,001)	(13,772)
Reclassification to real estate owned, net	(603,176)	(100,025)	(39,400)
Provision for loan losses	(35,747)	(68,472)	(73,580)
Use of loan charge-offs	(128,337)	(15,709)	—
Balance at end of year	$ 11,934,248	$ 11,033,997	$ 12,377,806

(1) In accordance with certain loans and investments, we have outstanding unfunded commitments that we are obligated to fund as the borrowers meet certain requirements. Specific requirements include, but are not limited to, property renovations, building construction and conversions based on criteria met by the borrower in accordance with the loan agreements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures at December 31, 2025. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective at December 31, 2025.

No change in internal control over financial reporting occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting at December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 Framework). Based on this assessment, we concluded that, at December 31, 2025, our internal control over financial reporting was effective.

Our independent registered public accounting firm has issued a report on management's assessment of our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Arbor Realty Trust, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Arbor Realty Trust, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arbor Realty Trust, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 27, 2026

Item 9B. Other Information

Effective February 24, 2026, our Board of Directors approved an amendment to the bylaws of the Company to clarify procedural requirements relating to stockholder meetings and director governance matters.

Article II – Meetings of Stockholders

- **Special Meetings (Section 3):** The amendments clarify that stockholders proposing business at a special meeting must provide accurate and complete information in accordance with the bylaw requirements. Information that is inaccurate will be deemed not to have been provided. Stockholders may be required to verify the accuracy of submitted information and to update such information to reflect any changes.

- **Organization and Conduct of Meetings (Section 5):** The amendments expressly authorize the chair of a stockholders' meeting to adopt rules and procedures governing the conduct of the meeting, including restrictions on the use of audio or video recording devices.

- **Advance Notice of Stockholder Nominations and Proposals (Section 11):** The amendments streamline and update the disclosure requirements applicable to stockholder nominations for director and other stockholder proposals. The revised provisions expand the scope of required disclosures to include information required under applicable rules of national securities exchanges on which the Company's securities are listed. In addition, the definition of "Stockholder Associated Person" was revised to more closely align with applicable statutory language and to reduce ambiguity.

Article III – Directors

- **Emergency Provisions (Section 17):** The amendments include a provision addressing Board action in the event of an emergency. The provision permits expanded methods of calling Board meetings, reduces the notice period required for such meetings, and lowers quorum requirements during an emergency.

The foregoing description of the amendments is qualified in its entirety by reference to the Company's amended and restated bylaws, a copy of which is attached hereto as Exhibit 3.9.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have an insider trading policy and procedures that govern the purchase, sale and other dispositions of our securities by our directors, officers and employees, as well as by the Company. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

Based solely on our review of the copies of such forms received by it, or written representations from certain reporting persons that no filings were required for those persons, we believe that during and with respect to the fiscal year ended December 31, 2025 all filings required by Section 16(a) of the Exchange Act were made timely.

The information regarding our directors and executive officers set forth under the captions "Board of Directors" and "Executive Officers" of the 2026 Proxy Statement is incorporated herein by reference.

The information regarding our code of ethics for our chief executive and other senior financial officers under the caption "Senior Officer Code of Ethics and Code of Business Conduct and Ethics" of the 2026 Proxy Statement is incorporated herein by reference.

The information regarding our corporate governance under the caption "Board Committees" in the 2026 Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the section captioned "Executive Compensation" of the 2026 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the section captioned "Security Ownership of Certain Beneficial Owners and Management" of the 2026 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the sections captioned "Certain Relationships and Related Transactions" and "Director Independence" of the 2026 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding our independent accountants' fees and services in the sections captioned "Independent Accountants' Fees" and "Audit Committee Pre-Approval Policy" of the 2026 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedules.

See the index to the consolidated financial statements and schedules included in Item 8 of this report.

(b) Exhibits.

Exhibit #	Description	Form	Exhibit #	Filing Date
3.1	Articles of Incorporation of Arbor Realty Trust, Inc.	S-11	3.1	11/13/2003
3.2	Articles of Amendment to Articles of Incorporation of Arbor Realty Trust, Inc.	10-Q	3.2	8/7/2007
3.3	Articles Supplementary of Arbor Realty Trust, Inc.	S-11	3.2	11/13/2003
3.4	Articles Supplementary of 6.375% Series D Cumulative Redeemable Preferred Stock.	8-A	3.7	6/2/2021
3.5	Articles Supplementary of 6.25% Series E Cumulative Redeemable Preferred Stock.	8-A	3.5	8/11/2021
3.6	Articles Supplementary of 6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock.	8-A	3.6	10/12/2021
3.7	New Articles Supplementary classifying 3,565,000 shares of 6.25% Series F Cumulative Redeemable Preferred Stock	8-K	3.2	2/7/2022
3.8	Articles Supplementary designating Special Voting Preferred Stock.	8-K	3.1	7/15/2016
3.9	Amended and Restated Bylaws of Arbor Realty Trust, Inc.			
4.1	Form of Certificate for Common Stock.	S-11/A		12/31/2003
4.2	Specimen 6.375% Series D Cumulative Redeemable Preferred Stock Certificate.	8-A	4.1	6/2/2021
4.3	Specimen 6.25% Series E Cumulative Redeemable Preferred Stock Certificate.	8-A	4.1	8/11/2021
4.4	Specimen 6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate.	8-A	4.1	10/12/2021
4.5	Indenture, dated as of April 30, 2021, between Arbor Realty Trust, Inc. and UMB Bank, NA, as trustee.	8-K	4.1	5/4/2021
4.6	Description of securities of Arbor Realty Trust, Inc.	10-K	4.8	2/21/2025
4.7	Indenture, dated as of October 11, 2022, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc. and UMB Bank, N.A., as trustee.	8-K	4.1	10/11/2022
4.8	Indenture, dated as of July 9, 2025, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc. and UMB Bank, N.A., as trustee.	8-K	4.1	7/9/2025
4.9	Indenture, dated as of December 16, 2025, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc. and UMB Bank, N.A., as trustee.	8-K	4.1	12/16/2025
10.1	Non-Competition Agreement, dated July 14, 2016, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, Arbor Commercial Mortgage, LLC and Ivan Kaufman.	8-K	10.3	7/15/2016
10.2	Registration Rights Agreement, dated July 1, 2003, between Arbor Realty Trust, Inc. and Arbor Commercial Mortgage, LLC.	S-11	10.6	11/13/2003
10.3	Form of Restricted Stock Agreement.	S-11	10.9	11/13/2003
10.4	Benefits Participation Agreement, dated July 1, 2003, between Arbor Realty Trust, Inc. and Arbor Management, LLC.	S-11	10.10	11/13/2003
10.5	Junior Subordinated Indenture, dated May 6, 2009, between Arbor Realty SR, Inc. and The Bank of New York Mellon Trust Company, National Association, as Trustee relating to $29,400,000 aggregate principal amount of Junior Subordinated Notes due 2034.	10-Q	10.30	5/11/2009

Exhibit #	Description	Form	Exhibit #	Filing Date
10.6	Junior Subordinated Indenture, dated May 6, 2009, between Arbor Realty SR, Inc. and The Bank of New York Mellon Trust Company, National Association, as Trustee relating to $168,000,000 aggregate principal amount of Junior Subordinated Notes due 2034.	10-Q	10.31	5/11/2009
10.7	Junior Subordinated Indenture, dated May 6, 2009, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee, relating to $21,224,000 aggregate principal amount of Junior Subordinated Notes due 2035.	10-Q	10.32	5/11/2009
10.8	Junior Subordinated Indenture, dated May 6, 2009, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee, relating to $2,632,000 aggregate principal amount of Junior Subordinated Notes due 2036.	10-Q	10.33	5/11/2009
10.9	Junior Subordinated Indenture, dated May 6, 2009, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee, relating to $47,180,000 aggregate principal amount of Junior Subordinated Notes due 2037.	10-Q	10.34	5/11/2009
10.10	Amended and restated Annual Incentive Agreement, dated March 31, 2017, by and between Arbor Realty Trust, Inc. and Ivan Kaufman.	10-Q	10.4	5/5/2017
10.11	First Amendment to Amended and restated Annual Incentive Agreement, dated October 31, 2018, by and between Arbor Realty Trust, Inc. and Ivan Kaufman.	10-K	10.12	2/15/2019
10.12	Second amended and restated Annual Incentive Agreement, dated April 22, 2021, by and between Arbor Realty Trust, Inc. and Ivan Kaufman.	10-Q	10.1	7/30/2021
10.13	Asset Purchase Agreement, dated February 25, 2016, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, ARSR Acquisition Company, LLC, Arbor Commercial Funding, LLC and Arbor Commercial Mortgage, LLC (the schedules are omitted pursuant to Item 601(b)(2) of Regulation S-K).	8-K	2.1	3/2/2016
10.14	Voting and Standstill Agreement, dated February 25, 2016, by and among Arbor Realty Trust, Inc., Arbor Commercial Mortgage, LLC, Arbor Commercial Funding, LLC and the other Persons whose names appear on the signature pages hereto.	8-K	10.1	3/2/2016
10.15	Option Agreement, dated July14, 2016, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, Arbor Realty SR, Inc. and Arbor Commercial Mortgage, LLC.	8-K	10.1	7/15/2016
10.16	Amendment No. 1 to the Option Agreement, dated May 9, 2017, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, Arbor Realty SR, Inc. and Arbor Commercial Mortgage, LLC.	8-K	1.1	5/10/2017
10.17	Pairing Agreement, dated July 14, 2016, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership and Arbor Commercial Mortgage, LLC.	8-K	10.5	7/15/2016
10.18	Amended and Restated Limited Liability Company Operating Agreement of ARSR PE, LLC, dated July 14, 2016, by and between Arbor Multifamily Lending, LLC and Arbor Commercial Mortgage, LLC.	8-K	10.6	7/15/2016
10.19	Pooling and Servicing Agreement, dated as of May 1, 2020, by and among Arbor Private Label Depositor, LLC, Midland Loan Services and Wells Fargo Bank, National Association.	10-Q	10.1	7/31/2020
10.20	Pooling and Servicing Agreement, dated as of June 1, 2021, by and among Arbor Private Label Depositor, LLC, Midland Loan Services and Wells Fargo Bank, National Association.	10-Q	10.2	7/30/2021
10.21	Pooling and Servicing Agreement, dated as of February 1, 2022, by and among Arbor Private Label Depositor, LLC, Midland Loan Services, Computershare Trust Company and Wilmington Trust.	10-Q	10.1	5/6/2022

Exhibit #	Description	Form	Exhibit #	Filing Date
10.22	Form of Registration Rights Agreement relating to the 5.00% Senior Notes due 2026, dated as of April 30, 2021, among Arbor Realty Trust, Inc. and the several purchasers of the Notes party thereto.	8-K	10.1	5/4/2021
10.23	Fourth Amended and Restated Agreement of Limited Partnership of Arbor Realty Limited Partnership, dated June 25, 2021, by and among Arbor Realty GPOP, Inc., Arbor Realty LPOP, Inc., Arbor Commercial Mortgage, LLC and Arbor Realty Trust, Inc.	S-4	10.2	6/28/2021
10.24	First Amendment dated August 25, 2021 to the Fourth Amended and Restated Agreement of Limited Partnership of Arbor Realty Limited Partnership, dated June 25, 2021, by and among Arbor Realty GPOP, Inc., Arbor Realty LPOP, Inc., Arbor Commercial Mortgage, LLC and Arbor Realty Trust, Inc.	10-Q	10.2	10/29/2021
10.25	Second Amendment dated October 12, 2021 to the Fourth Amended and Restated Agreement of Limited Partnership of Arbor Realty Limited Partnership, dated June 25, 2021, by and among Arbor Realty GPOP, Inc., Arbor Realty LPOP, Inc., Arbor Commercial Mortgage, LLC and Arbor Realty Trust, Inc.	10-Q	10.1	10/29/2021
10.26	Third Amendment dated February 7, 2022 to the Fourth Amended and Restated Agreement of Limited Partnership of Arbor Realty Limited Partnership, dated June 25, 2021, by and among Arbor Realty GPOP, Inc., Arbor Realty LPOP, Inc., Arbor Commercial Mortgage, LLC and Arbor Realty Trust, Inc.	10-Q	10.2	5/6/2022
10.27	Third Amended and Restated Annual Incentive Agreement, dated April 5, 2024, by and between Arbor Realty Trust, Inc. and Ivan Kaufman.	10-Q	10.1	5/3/2024
97	Arbor Realty Trust, Inc. Clawback Policy.	10-K	97	2/20/2024
19	Insider Trading Policy.	10-K	19	2/21/2025
21.1	List of Significant Subsidiaries of Arbor Realty Trust, Inc.			
23.1	Consent of Ernst & Young LLP.			
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14.			
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14.			
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
101.1	Financial statements from the Annual Report on Form 10-K of Arbor Realty Trust, Inc. for the year ended December 31, 2025, filed on February 27, 2026, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, (v) Notes to Consolidated Financial Statements and (vi) Schedule IV.			
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).			

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of our long-term debt are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBOR REALTY TRUST, INC.

Date: February 27, 2026

By: /s/ Ivan Kaufman
Name: Ivan Kaufman
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ivan Kaufman Ivan Kaufman	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	February 27, 2026
/s/ Paul Elenio Paul Elenio	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2026
/s/ Kenneth J. Bacon Kenneth J. Bacon	Director	February 27, 2026
/s/ Caryn Effron Caryn Effron	Director	February 27, 2026
/s/ Edward Farrell Edward Farrell	Director	February 27, 2026
/s/ William C. Green William C. Green	Director	February 27, 2026
/s/ Melvin F. Lazar Melvin F. Lazar	Director	February 27, 2026
/s/ John Natalone John Natalone	Director	February 27, 2026
/s/ Elliot Schwartz Elliot Schwartz	Director	February 27, 2026
/s/ George Tsunis George Tsunis	Director	February 27, 2026
/s/ Carrie Wilkens Carrie Wilkens	Director	February 27, 2026

Exhibit 21.1

Arbor Realty Trust, Inc.
List of Significant Subsidiaries

Name	Jurisdiction of Organization
Arbor Realty GPOP, Inc.	Delaware
Arbor Realty Limited Partnership	Delaware
ARSR Holdings, LLC	Delaware
Arbor Realty SR, Inc.	Maryland
Arbor Realty Commercial Real Estate Notes 2021-FL4, Ltd.	Cayman Islands
Arbor Realty Commercial Real Estate Notes 2022-FL1, Ltd.	Cayman Islands
Arbor Realty Commercial Real Estate Notes 2025-BTR1, LLC	Delaware
Arbor Realty Commercial Real Estate Notes 2025-FL1, LLC	Delaware
Arbor Q021 Investor LLC	Delaware
ARSR Alpine LLC	Delaware
Arbor Private Label, LLC	Delaware
Arbor Private Investment LLC	Delaware
ARSR TRS Holdings LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-279107) of Arbor Realty Trust, Inc., and
(2) Registration Statement (Form S-8 No. 333-279668) of Arbor Realty Trust, Inc.;

of our reports dated February 27, 2026, with respect to the consolidated financial statements and schedule of Arbor Realty Trust, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Arbor Realty Trust, Inc. and subsidiaries included in this Annual Report (Form 10-K) of Arbor Realty Trust, Inc. for the year ended December 31, 2025.

/s/ Ernst & Young LLP

New York, New York
February 27, 2026

EXHIBIT 31.1

Certification of Chief Executive Officer

I, Ivan Kaufman, certify that:

1.   I have reviewed this annual report on Form 10-K of Arbor Realty Trust, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

By: /s/ Ivan Kaufman
        Name: Ivan Kaufman
        Title: Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

I, Paul Elenio, certify that:

1.   I have reviewed this annual report on Form 10-K of Arbor Realty Trust, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026   By: /s/ Paul Elenio

                                             Name: Paul Elenio

                                               Title: Chief Financial Officer

EXHIBIT 32

Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Arbor Realty Trust, Inc. (the "Company") for the annual period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2026	By: /s/ Ivan Kaufman
	Name: Ivan Kaufman
	Title: Chief Executive Officer
Date: February 27, 2026	By: /s/ Paul Elenio
	Name: Paul Elenio
	Title: Chief Financial Officer

This certification is being furnished and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this certification required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

Board of Directors

Ivan Kaufman
Chairman of the Board of Directors
Arbor Realty Trust, Inc.

William C. Green*
Co-CEO and Director
Ginkgo REIT Inc.

Kenneth J. Bacon
Co-founder and Managing Partner
RailField Partners

Caryn Effron
Founding Member and
Co-Chair of the Board of Directors
IDiF

Edward Farrell
Chief Financial Officer
Cipher Mining, Inc.

Melvin F. Lazar
Managing Member
Melvin F. Lazar, LLC

John Natalone
Executive Vice President
Arbor Realty Trust, Inc.

Elliot Schwartz
Co-founder, Chief Executive Officer
and General Counsel
Debt Recovery Solutions, LLC

George Tsunis
Founder, Chairman and CEO
Chartwell Hotels

Carrie Wilkens
Co-President and CEO
CMC:Foundation for Change
(not-for-profit)

*Lead Director

Corporate Officers

Ivan Kaufman
Chief Executive Officer and President

Paul Elenio
Executive Vice President
Chief Financial Officer

Yoni Goodman
Executive Vice President
Chief Operating Officer

Gene Kilgore
Executive Vice President
Structured Securitization

Steven Katz
Executive Vice President
Chief Investment Officer
Residential Financing

Danny van der Reis
Executive Vice President
Servicing and Asset Management

David E. Friedman
Executive Vice President
Chief Credit Officer and
Head of Non-Agency
Production and Syndications

William Connolly
Executive Vice President
Special Counsel

Gianni Ottaviano
Executive Vice President
Structured Finance Production

Howard Leiner
Executive Vice President
Chief Technology Officer

Kevin Wachter
Executive Vice President
Asset Finance and Treasury

Jeff Lee
Executive Vice President
Head of Agency Lending

Maysa Vahidi
Executive Vice President
General Counsel

Daniella Muller
Executive Vice President
Human Resources and
Associate General Counsel

John J. Bishar, Jr.
Executive Vice President
Senior Counsel
Corporate Secretary

Fred Weber
Executive Vice President
Managing Director of
Structured Finance
and Principal Transactions

Shareholder Information

Corporate Office
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553
516.506.4200

Common Stock Listing
New York Stock Exchange
Symbol: ABR

Transfer Agent
Equiniti Trust Company, LLC.
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
800.937.5449 or 718.921.8157

Legal Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP

**Independent Registered
Public Accounting Firm**
Ernst & Young LLP

Investor Relations Contact
Arbor Realty Trust, Inc.
Investor Relations
516.506.4200
InvestorRelations@arbor.com

Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553
P: 516.506.4200
InvestorRelations@arbor.com
arbor.com

NYSE: ABR